BEST AVAILABLE COPY

02049775

# 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Thiz Technology Group Ltd.

*CURRENT ADDRESS Room 1504
Silvercord Tower I
30 Canton Road, Hong Kong

**FORMER NAME

PROCESSED

**NEW ADDRESS

SEP 12 2002

P THOMSON FINANCIAL

FILE NO. 82- 34681 FISCAL YEAR 3/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

*INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:*

| | | | |
|---|---|---|---|
| *12G3-2B (INITIAL FILING)* | ☐ | *AR/S (ANNUAL REPORT)* | ☐ |
| *12G32BR (REINSTATEMENT)* | ☐ | *SUPPL (OTHER)* | ☑ |
| *DEF 14A (PROXY)* | ☐ | | |

*OICF/BY:* Amy O'Brien

*DATE* : 9/3/02

82-34681



# THIZ TECHNOLOGY GROUP LIMITED
# 即時科研集團有限公司*

*(incorporated in the Cayman Islands with limited liability)*

## NOTICE OF LISTING BY WAY OF PLACING ON THE GROWTH ENTERPRISE MARKET OF THE STOCK EXCHANGE OF HONG KONG LIMITED

| | |
|---|---|
| **Number of New Shares:** | **26,000,000 (subject to Over-allotment Option)** |
| **Number of Sale Shares:** | **8,500,000** |
| **Placing price:** | **$1.19 per Share** |
| **Nominal value:** | **$0.10 each** |
| **Stock Code:** | **8119** |

**Sponsor**

CAPITAL
**CSC Asia Limited**

**Co-Sponsor**

**Polaris Securities (Hong Kong) Limited**

**Financial Advisor**

**TIS Taiwan International Securities (HK) Limited**

**Lead Manager and Book Runner**

**CSC Securities (HK) Limited**

**Lead Manager**

**Polaris Securities (Hong Kong) Limited**

**Co-Lead Managers**

**Celestial Capital Limited**
**First Shanghai Capital Limited**
**OSK Asia Securities Limited**
**CU Securities Limited**
**KGI Asia Limited**
**TIS Securities (HK) Limited**

Copies of the listing document of Thiz Technology Group Limited (the "Company") required by the Rules Governing the Listing of Securities on the Growth Enterprise Market ("GEM") of the Stock Exchange (the

"Listing Document") are available, for information purposes only, during normal office hours from 20th July, 2001 to 3rd August, 2001 from the Sponsor, CSC Asia Limited, at 28th Floor, COSCO Tower, Grand Millennium Plaza, 183 Queen's Road Central, Hong Kong, and the Co-Sponsor, Polaris Securities (Hong Kong) Limited, at Room 1003, 10th Floor, Admiralty Centre Tower I, 18 Harcourt Road, Hong Kong.

Application for the shares will only be considered on the basis of the Listing Document dated 20th July, 2001.

Application has been made to the Stock Exchange for the listing of and permission to deal in the ordinary shares of HK$0.10 each of the Company, issued, to be and may be issued as described in the Listing Document. Dealings are expected to commence on GEM on 27th July, 2001.

By order of the Board
of directors of the Company
**Li Sze Tang**
*Chairman*

20th July, 2001

*This announcement and a copy of the Listing Document will remain on the GEM website at http://www.hkgem.com.*

* *for identification purposes only*

HellerEhrman
ATTORNEYS

August 8, 2002

VIA FACSIMILE AND FEDERAL EXPRESS

Ms. Amy O'Brien
Securities and Exchange Commission
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Thiz Technology Group Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Dear Ms. O'Brien:

The following information is presented on behalf of Thiz Technology Group Limited, a company incorporated in the Cayman Islands (the "Company"), as part of its efforts to obtain the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") afforded to foreign private issuers under Rule 12g3-2(b) under the Act. The Company originally submitted a letter dated June 26, 2002 to your office at the address listed above providing information furnished pursuant to Rule 12g3-2(b) of the Act. In response to that letter, you requested, during our telephone conversation on Friday, August 2, 2002, that the Company provide the additional information set forth below:

1. *The percentage of each equity class held by U.S. persons.* The percentage of shares held by U.S. persons is 4.21%, all of which are held by one person. The percentage of options held by a U.S. person is 41.73%, all of which are held by one person.

2. *Representation regarding notice to the SEC in the event of any changes in the information provided.* The Company will promptly provide the SEC with information required by and as set forth in Rule 12g3-2(b)(1)(iii) and will notify the SEC of any changes in information required by and as set forth in Rule 12g3-2(b)(1)(iv).

If you have any questions with regard to the foregoing information, please contact the Company's U.S. attorney, Timothy G. Hoxie of Heller, Ehrman, White & McAuliffe LLP, 333 Bush Street, San Francisco, California 94104-2878, telephone (415) 772-6052, or the undersigned, telephone (415) 772-6486.

Please provide the undersigned with the Commission file number to be used in connection with the furnishing of future information by the Company pursuant to Rule 12g3-2(b).

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Yours very truly,

Beatriz Esparza Dueñas

cc: Thiz Technology Group Limited

**ROCK RESOURCES INC.**
#2120 – 1055 W. Hastings Street, Vancouver, BC, Canada, V6C 2E9
Web Site: www.rockresources.com • Email: info@rockresources.com
**TSX Venture: RCK**

**TRES-OR RESOURCES LTD.**
1934 – 131 Street, White Rock, BC, Canada, V4A 7R7
Web Site: www.tres-or.com • Email: info@tres-or.com
**TSX Venture: TRS**

August 8, 2002

**NEWS RELEASE**

**ROCK AND TRES-OR SIGN LETTER AGREEMENT FOR THE TEMAGAMI EAST OPTION-795 DIAMOND CLAIM UNITS**

Rock Resources Inc. ("Rock") and Tres-Or Resources Ltd. ("Tres-Or") are pleased to announce that Rock has executed an Agreement to acquire a two thirds interest in 795 contiguous Temagami Diamond Claim units (approximately 12,800 hectares) in northeastern Ontario. On signing of the agreement, Rock paid $13,000 to Tres-Or and on Exchange approval will issue 200,000 shares of the common stock of Rock to Tres-Or.

The Letter Agreement reached between Rock and Tres-Or allows for aggressive, systematic diamond exploration programs budgeted at $6.5 million, to be carried out in stages from January 1, 2003 to December 31, 2007. Tres-Or will be the project Operator and receive management fees not to exceed 10% of the total exploration expenditures. Rock shall make property payments totaling $225,000 to Tres-Or commencing with $25,000 by December 31, 2002, and subsequently, C$25,000 by June 30, 2003 C$25,000 by December 31, 2003, C$50,000 by June 30, 2004 and C$100,000 by December 31, 2004.

Rock will invest $100,000 in Tres-Or by way of a private placement for units priced at $0.35, each unit consisting of one common share and one share purchase warrant priced at $0.50 exercisable within eighteen months from the issue date.

Tres-Or has executed a Letter Agreement to purchase the 795 mining claim units (Temagami East Option) that adjoin Tres-Or's 100%-owned Temagami Diamond Claim Project (42,000 hectares of contiguous claims) in the Sudbury and Larder Lake Mining Divisions of Ontario. Consideration for Tres-Or to acquire a 100% undivided interest in the 795 claims includes a cash payment of $150,000 and the issuance of 300,000 shares. The Vendors retain a 2.5% Net Smelter Return (NSR) or Gross Override Royalty (GORR). Tres-Or may purchase 1% of the Vendor's NSR or GORR for $1.0 million at any time prior to commercial production of diamonds, gold, PGE minerals, base metals, or any other mineral discovered on the claims. Tres-Or has the First Right of Refusal to buy back the remaining 1.5% NSR or GORR. The Vendors retain the right to acquire 100,000 shares of Tres-Or one day prior to commercial production subject to regulatory approval.

Rock can earn up to a two thirds interest in the 795 claims comprising the 795 Temagami East Option by funding a minimum of $400,000 exploration expenditures between January 1 to December 31, 2003, and based on exploration success, Rock will have the option to expend a further $6.1 million over four years commencing with $500,000 in exploration expenditures to December 2004, $1,100,000 to December 2005, $2.0 million to December 2006 and $2.5 million in exploration expenditures or feasibility studies prior to December 31, 2007. Rock has the option to extend the exploration expenditures within the four year calendar period commencing on January 1, 2004 for up to two years by electing to defer the exploration expenditures to the following year by expending $400,000 in exploration for each such election. Rock also retains the right to accelerate any exploration expenditure during the option period.

On completion of all of the terms of the Option Agreement, Rock and Tres-Or will complete a Joint Venture Agreement to be governed by a joint management committee comprised of three persons with one being provided by Tres-Or and two persons by Rock. All Joint Venture exploration expenditures incurred after the completion of the Option will be funded two-thirds by Rock and one-third by Tres-Or. Non-contribution by either party will result in pro rata dilution of interest to 10% then converted to a 2% NSR or GORR.

**ROCK RESOURCES INC.**
#2120 – 1055 W. Hastings Street, Vancouver, BC, Canada, V6C 2E9
Web Site: www.rockresources.com • Email: info@rockresources.com
**TSX Venture: RCK**

**TRES-OR RESOURCES LTD.**
1934 – 131 Street, White Rock, BC, Canada, V4A 7R7
Web Site: www.tres-or.com • Email: info@tres-or.com
**TSX Venture: TRS**



The agreement allows for aggressive, systematic diamond exploration on the Temagami East Option (795 contiguous claims), situated on the southern margin of the Superior Craton in northeastern Ontario. The Temagami East (795 claims) Block covers an area noted for very encouraging kimberlite indicator mineral chemistry that comprises the southern extension of a known kimberlite trend, which extends north and west to the De Beers' Victor Pipe (currently undergoing advanced bulk testing and pre-feasibility studies).

Tres-Or has compiled an extensive data set of geophysics and geochemistry (kimberlite indicator minerals) over Tres-Or's Temagami Diamond Claim Project (42,000 hectares of contiguous claims). Tres-Or's geophysics over the 795 claim unit block consists of a portion of a proprietary airborne magnetic survey (measured horizontal and vertical gradient), flown at 150 metre line-spacing over the Temagami Diamond Claim Project. The survey clearly shows important geologic features on the property, including prominent northwest trending structures that parallel the Lake Timiskaming fault zones that are closely associated with the emplacement of more than 25 kimberlites. Tres-Or's kimberlite indicator mineral data compiled over the Temagami Diamond Claim Project, includes favourable G10 pyrope chemistry, some sources likely derived within the 795 claims and Magnesium-ilmenite chemistry from these same samples which suggests multiple sources, and favourable conditions for diamond preservation within the kimberlite magma.

**ON BEHALF OF
THE BOARD OF DIRECTORS OF
ROCK RESOURCES INC.**

"Graeme Rowland"

Graeme Rowland
Chairman

**ON BEHALF OF
THE BOARD OF DIRECTORS OF
TRES-OR RESOURCES LTD.**

"Laura Lee Duffett"

Laura Lee Duffett
President

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

**For further information contact:**

**Dwayne Yaretz, Corporate Secretary, Rock Resources Inc.
Phone: 1-888-ROCK-RES (762-5737) Fax: (604) 682-6038
E-Mail: dwayne@rockresources.com Website: www.rockresources.com**

**For Tres-Or Resources Ltd.:**

**Laura Lee Duffett, P.Geo., President
David St. Clair Dunn, VP Exploration
Phone: (604) 541-8376 Fax: (604) 541-8926
E-mail: info@tres-or.com Website: www.tres-or.com**

HellerEhrman
ATTORNEYS

333 Bush Street
San Francisco, CA 94104-2878
Main: (415) 772-6000
Fax: (415) 772-6268

**Facsimile Transmittal**

*Confidential and Privileged*

---

| | | | |
|---|---|---|---|
| **To:** | Ms. Amy O' Brien, Securities and Exchange Commission - International Corporate Finance | | |
| **Telephone:** | (202) 942-2990 | **Fax:** | (202) 942-9624 |
| **From:** | Beatriz Esparza Dueñas | | |
| **Telephone:** | (415) 772-6486 | | |
| **No. of Pages:** | 3 (including cover) | | |
| **Date:** | August 8, 2002 | | 1784/39304-0001 |

---

**Message:**

Please see attached.

650533 v01.SF (DXYD01!.DOC)
8/8/02 9:10 AM (39304.0001)

# THIZ TECHNOLOGY GROUP LIMITED

**(the "Company")**

**即時科研集團有限公司***

*(incorporated in the Cayman Islands with limited liability)*

## ANNOUNCEMENT

The directors of the Company (the "Directors") wish to clarify statements made in the press articles appearing in a number of newspaper on 20th July, 2001.

The Company is a new applicant seeking a listing of its shares (the "Proposed Listing") on the Growth Enterprise Market of the Stock Exchange of Hong Kong Limited ("GEM") on 27th July, 2001. With reference to the press articles (the "Articles") appearing in a number of newspapers on 20th July, 2001 reporting certain information about the Company during the press conference (the "Press Conference") held on 19th July, 2001 in relation to the Proposed Listing, the Directors wish to clarify that despite that Mr. Li Sze Tang, the Chairman of the Comany, has indicated in the Press Conference that the Company is expected to be breakeven for the year ending 31st March, 2002, no profit forecast is included in the prospectus of the Company dated 20th July, 2001 (the "Prospectus") and the Directors had not provided any forecast regarding turnover and profit of the Company for the year ending 31st March, 2002.

**Such statement appeared in the Articles was not audited and does not constitute a profit forecast. Investors are strongly advised to ignore such information stated in the Articles. The Company and the sponsors of the Company caution prospective investors to place reliance on the information as contained in the Prospectus.**

By order of the Board
**Li Sze Tang**
*Chairman*

Hong Kong, 20th July, 2001

* *For identification purposes only*

*This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the GEM for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief (i) the information contained in this announcement is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumption that are fair and reasonable.*

*This announcement will appear on the GEM website at http://www.hkgem.com.*

# THIZ TECHNOLOGY GROUP LIMITED
# 即時科研集團有限公司*

*(incorporated in the Cayman Islands with limited liability)*

## LISTING ON THE GROWTH ENTERPRISE MARKET OF THE STOCK EXCHANGE OF HONG KONG LIMITED

## PLACING

| | |
|---|---|
| **Number of New Shares:** | **26,000,000 (subject to Over-allotment Option)** |
| **Number of Sale Shares:** | **8,500,000** |
| **Placing price:** | **$1.19 per Share** |
| **Nominal value:** | **$0.10 each** |
| **Stock Code:** | **8119** |

**Sponsor**

CAPITAL

**CSC Asia Limited**

**Co-Sponsor**

**Polaris Securities (Hong Kong) Limited**

**Financial Advisor**

**TIS Securities (HK) Limited**

**Lead Manager and Book Runner**

**CSC Securities (HK) Limited**

**Lead Manager**

**Polaris Securities (Hong Kong) Limited**

**Co-Lead Managers**

**Celestial Capital Limited**
**First Shanghai Capital Limited**
**OSK Asia Securities Limited**
**CU Securities Limited**
**KGI Asia Limited**
**TIS Securities (HK) Limited**

**Summary**

The 34,500,000 Placing Shares were fully subscribed.

The Company has granted to CSC Securities the Over-allotment Option exercisable by CSC Securities at any time within 30 days from the date of the Prospectus to require the Company to issue up to an aggregate of 4,100,000 additional Shares at the Placing Price. As at the date of this announcement, the Over-allotment Option has not been exercised.

Immediately following the Capitalisation and the Placing (assuming that the Over-allotment Option is not exercised), approximately 20.85% of the enlarged issued share capital of the Company will be held in the hands of the public.

Dealings in the Shares of the Company on GEM are expected to commence at 10:00 a.m. on Friday, 27th July, 2001.

Unless otherwise defined herein, the terms used in this announcement shall have the same meaning as those defined in the prospectus dated 20th July, 2001 (the "Prospectus") issued by Thiz Technology Group Limited (the "Company").

**Level of interest**

The 34,500,000 Shares were fully subscribed. The 34,500,000 Placing Shares issued have been conditionally allocated in full to professional, institutional and individual investors and full-time employees of the Group. The placees are independent of and not connected with any of the Directors, Initial Management Shareholders, substantial shareholders or chief executives of the Company or an associate of any of them.

**Results of allocation**

Pursuant to the Placing, the 34,500,000 Placing Shares have been conditionally allocated to a total of 181 placees as follows:

| Number of Shares | Number of placees |
|---|---|
| 2,000 – 8,000 | 157 |
| 10,000 – 98,000 | 7 |
| 100,000 – 500,000 | 4 |
| 502,000 – 1,000,000 | 5 |
| 1,002,000 – 5,000,000 | 7 |
| over 5,000,000 | 1 |
| Total | 181 |

Of the 34,500,000 Placing Shares, approximately 23.77% and approximately 89.16% of the total number of Shares allocated have been placed to the largest and the ten largest placees respectively, which represent approximately 4.96% and approximately 18.59% respectively of the issued share capital of the Company immediately after completion of the Capitalisation Issue and the Placing (assuming that the Over-allotment Option is not exercised).

**The investors should be aware that the concentration of Shareholders may effect the liquidity of Shares. Shareholders and potential investors are advised to exercise extreme caution in dealing with the Shares.**

424,000 Placing Shares, representing approximately 1.23% of the Placing Shares and approximately 0.26% of the enlarged issued share capital of the Company, have been placed on a preferential basis as to allocation only to 22 full-time employees of the Group (other than the Directors or the chief executive of the Company or the beneficial owners of Shares immediately before the Placing or an associate of any of them) and 8,200,000 Placing Shares, representing approximately 23.77% of the Placing Shares and approximately 4.96% of the enlarged issued share capital of the Company, have been placed to Applied Component Technology Corp., the largest placee and a distributor of the Group. Save as aforesaid, no Placing Share has been allocated to any party or group of persons specified under Rule 10.12(4) of the GEM Listing Rules.

The Company has granted to CSC Securities the Over-allotment Option exercisable by CSC Securities at any time within 30 days from the date of the Prospectus to require the Company to issue up to an aggregate of 4,100,000 additional Shares at the Placing Price. As at the date of this announcement, the Over-allotment Option has not been exercised. If the Over-allotment Option is exercised, a separate announcement will be made.

**Minimum public float requirement**

According to rule 11.23(1) of the GEM Listing Rules, the Company is required to maintain a public float of not less than 20% of its share capital in issue from time to time. Immediately following the Capitalisation and the Placing, the Company will have a public float of approximately 20.85% of its enlarged issued share capital.

**Deposit of share certificates into CCASS**

Subject to the granting of the listing of and permission to deal in, the Shares on GEM as well as the compliance with the stock admission requirements of Hongkong Clearing, the Shares will be accepted as eligible securities by Hongkong Clearing for deposit, clearance and settlement in CCASS with effect from the commencement date of dealings in the Shares on GEM or any other date Hongkong Clearing chooses. Settlement of transactions between participants of the Stock Exchange is required to take place in CCASS on the second business day after any trading day. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

The share certificate issued in respect of the 34,500,000 Shares are expected to be deposited into CCASS on 26th July, 2001 for credit to the respective CCASS investor participant stock accounts of the designated CCASS participants of the placees.

**Commencement of dealings**

Dealings in the Shares on GEM are expected to commence at 10:00 a.m. on Friday, 27th July, 2001.

By order of the Board
of directors of the Company
**Li Sze Tang**
*Chairman*

Hong Kong, 26th July, 2001

* *For identification purpose only*

*This announcement, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief, (i) the information contained in this announcement is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this announcement misleading; (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on buses and assumptions that are fair and reasonable.*

*This announcement will remain in the website of the Growth Enterprise Market of the Stock Exchange on the "Latest Company Announcement" page for seven days from the day of its posting.*

# Appendix 5

## FORMS RELATING TO LISTING

### FORM F

### The Growth Enterprise Market (GEM)

### Company Information Sheet

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this information sheet, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this information sheet.

**Company name:** Thiz Technology Group Limited

**Stock code (ordinary shares):** 8119 (Appendix)

This information sheet contains certain particulars concerning the above company (the "Company") which is listed on the Growth Enterprise Market ("GEM") of the Stock Exchange of Hong Kong Limited (the "Exchange"). These particulars are provided for the purpose of giving information to the public with regard to the Company in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited (the "GEM Listing Rules"). They will be displayed at the GEM website on the Internet. This information sheet does not purport to be a complete summary of information relevant to the Company and/or its securities.

The information in this sheet was updated as of 24 January 2002

***A. General***

| | | |
|---|---|---|
| Place of incorporation | : | Cayman Islands |
| Date of initial listing on GEM | : | 27 July 2001 |
| Name of Sponsor(s) | : | CSC Asia Limited (Continuing Sponsor)<br>Polaris Securities (Hong Kong) Limited |
| Names of directors<br>(please distinguish the status of the directors -Executive, Non-Executive or Independent Non-Executive) | : | Executive Director:<br>Mr. Li Sze Tang ("Mr. Albert Li")<br>Mr. Wong Hoi Wong ("Mr. Albert Wong")<br>Ms. Wanzi Huang<br><br>Independent Non-Executive Director:<br>Ms. Li Zhe<br>Mr. Kwok Ming Wa |

Name(s) of substantial shareholder(s) (as such term is defined in rule 1.01of the GEM Listing Rules) and their respective interests in the ordinary shares and other securities of the Company :

| **Name** | **Interest (%)** |
|---|---|
| Eaglemax International Investment Limited ("EIIL") *(note)* | 50.43% |
| Mr. Albert Li | 24.50% |

*Note: EIIL is a company wholly owned by Intelligent Management Limited ("IML") as the trustee of Intelligent Management Discretionary Trust, a family discretionary trust the objects of which include Mr. Albert Wong and his family and any charity in the world. As at 24 January 2002, Mr. Albert Wong held 5 bearer shares of US$1 each representing the entire issued share capital of IML.*

| | | |
|---|---|---|
| Name(s) of company(ies) listed on GEM or the Main Board of the Stock Exchange within the same group as the Company | : | N/A |
| Financial year end date | : | 31 March |
| Registered address | : | Ugland House, South Church Street<br>P. O. Box 309, George Town, Grand Cayman<br>Cayman Islands, British West Indies |
| Head office and principal place of business | : | Unit 1701-4, 17/F., Hang Seng Building<br>77 Des Voeux Road Central<br>Hong Kong |
| Web-site address (if applicable) | : | http://www.thizgroup.com |
| Share registrar | : | Principal share registrar:–<br>Bank of Butterfield International (Cayman) Ltd.<br>Butterfield House, Fort Street<br>P. O. Box 705<br>George Town<br>Grand Cayman<br>Cayman Islands<br><br>Hong Kong branch share registrar:–<br>Tengis Limited<br>4th Floor Hutchison House<br>10 Harcourt Road<br>Central<br>Hong Kong |
| Principal banker | : | The Hongkong and Shanghai Banking Corporation Limited<br>82-84 Nathan Road,<br>T.S.T., Kowloon,<br>Hong Kong |
| Auditors | : | PKF<br>26th Floor<br>Citicorp Centre<br>18 Whitfield Road<br>Causeway Bay<br>Hong Kong |

***B. Business activities***

Thiz Technology Group Limited and its subsidiaries (the "Group") is a developer and provider of a range of Linux solutions including Linux operating systems (which may be bundled with PCs provided by hardware vendors), application systems run on Linux and related services such as software installation, training and education. In order to support the Group's Linux related business, the Group also engages in the ancillary business activities of (i) the operation of Internet portals with features and functions for future development into Web-based applications for the use on Linux platform; (ii) the operation of B2C e-commerce and B2B e-commerce platforms through which the Group's Linux products are promoted and offered; and (iii) the provision of services such as Web design and Website development built on Linux platform with Linux compatible programs and Web hosting.

*C. Ordinary shares*

| | | |
|---|---|---|
| Number of ordinary shares in issue | : | 1,654,500,000 |
| Par value of ordinary shares in issue | : | HK$0.01 |
| Board lot size (in number of shares) | : | 10,000 (Appendix) |
| Name of other stock exchange(s) on which ordinary shares are also listed | : | N/A |

*D. Warrants*

| | | |
|---|---|---|
| Stock code | : | N/A |
| Board lot size | : | N/A |
| Expiry date | : | N/A |
| Exercise price | : | N/A |
| Conversion ratio (Not applicable if the warrant is denominated in dollar value of conversion right) | : | N/A |
| No. of warrants outstanding | : | N/A |
| No. of shares falling to be issued upon the exercise of outstanding warrants | : | N/A |

*E. Other securities*

N/A

**Responsibility statement**

The directors of the Company (the "Directors") as at the date hereof hereby collectively and individually accept full responsibility for the accuracy of the information contained in this information sheet ("the Information") and confirm, having made all reasonable inquiries, that to the best of their knowledge and belief the Information is accurate and complete in all material respects and not misleading and that there are no other matters the omission of which would make any Information inaccurate or misleading.

The Directors also collectively and individually accept full responsibility for submitting a revised information sheet as soon as reasonably practicable after any particulars on the form previously published cease to be accurate.

The Directors acknowledge that the Stock Exchange has no responsibility whatsoever with regard to the Information and undertake to indemnify the Exchange against all liability incurred and all losses suffered by the Exchange in connection with or relating to the Information.

Signed:

| ------------------------------ | ------------------------------ |
| --- | --- |
| **Li Sze Tang** | **Wong Hoi Wong** |
| ------------------------------ | ------------------------------ |
| **Wanzi Huang**<br>**(signed by Li Sze Tang,**<br>**lawful attorney of Wanzi Huang)** | **Li Zhe** |
| ------------------------------ | |
| **Kwok Ming Wa** | |

*Appendix*

(a) From 10:00 a.m. on Thursday, 24 January 2002 to 4:00 p.m. on Wednesday, 6 February 2002 (both days inclusive):

| Stock Code | Stock Short Name | Board Lot | Certificate Colour |
|---|---|---|---|
| 8400 | THIZ TECHNOLOGY 即時科研 | 20,000 Subdivided Shares (in the form of existing share certificates) | Purple |

The original counter under stock code 8119 will be removed temporarily during the period from 24 January 2002 to 6 February 2002. Every Existing Share will be deemed to represent ten Subdivided Shares. Certificates for the Subdivided Shares in the form of existing share certificates of the Company can only be traded at the temporary counter under stock 8400.

(b) Parallel trading from 10:00 a.m. on Thursday, 7 February 2002 to 4:00 p.m. on Tuesday, 5 March 2002 (both days inclusive):

| Stock Code | Stock Short Name | Board Lot | Certificate Colour |
|---|---|---|---|
| 8119 | THIZ TECH-NEW 即時科研（新） | 10,000 Subdivided Shares | Green |
| 8400 | THIZ TECH-OLD 即時科研（舊） | 20,000 Subdivided Shares (in the form of existing share certificates) | Purple |

Only the Subdivided Shares of the Company represented by new share certificates in denomination of HK$0.01 each can be traded at the original counter under stock code 8119. After Tuesday, 5 March 2002, the temporary trading counter under stock code 8400 representing board lots of 20,000 Subdivided Shares will be removed.

(c) Effective from 10:00 a.m. on Wednesday, 6 March 2002:

| Stock Code | Stock Short Name | Board Lot | Certificate Colour |
|---|---|---|---|
| 8119 | THIZ TECHNOLOGY 即時科研 | 10,000 Subdivided Shares | Green |

# THIZ TECHNOLOGY GROUP LIMITED

*(incorporated in the Cayman Islands with limited liability)*

## ANNOUNCEMENT

The Board of Directors (the "Board") of Thiz Technology Group Limited (the "Company") hereby announces that a Meeting of the Board will be held at Room 1504, Tower 1, Silvercord, 30 Canton Road, Tsimshatsui, Kowloon on Monday, 13th August 2001 at 2:00 p.m. for the following purposes:

1. To consider and approve the unaudited consolidated first quarter results of the Company and its subsidiaries for the three months ended 30th June 2001 and the announcement of the first quarter results;

2. To approve the publication of the first quarter results on the GEM website and the dispatch of the first quarter results report to shareholders;

3. To consider the payment of dividend, if any;

4. To consider the closure of the Register of Members, if necessary; and

5. To transact any other business.

By Order of the Board
**Sum Yan Ning**
*Company Secretary*

Hong Kong, 1 August 2001

*This announcement, for which the Directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.*

*This announcement will remain on the GEM website at http://www.hkgem.com on the "Latest Company Announcements" page for 7 days from the date of its posting.*

*This announcement is made at the request of the Stock Exchange of Hong Kong Limited. The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.*

02 JUL -2 AM 9:01

# THIZ TECHNOLOGY GROUP LIMITED
# 即時科研集團有限公司*

*(Incorporated in the Cayman Islands with limited liability)*

We have noted the recent increases in the price of the shares of Thiz Technology Group Limited (the "Company") and wish to state that we are not aware of any reasons for such increases.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Chapters 19 to 20 of the GEM Listing Rules, neither is the board of directors of the Company (the "Board") aware of any matter discloseable under the general obligation imposed by Rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board, the directors of which collectively and individually accept responsibility for the accuracy of this announcement.

By order of the Board
**SUM YAN NING**
*Company Secretary*

Hong Kong, 6 August 2001

*This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.*

*This announcement will remain on the GEM website on the "Latest Company Announcements" page for 7 days from the date of its posting.*

* *For identification purposes only*

02 JUL -2 AM 12:01

# THIZ TECHNOLOGY GROUP LIMITED

# 即時科研集團有限公司*

*(incorporated in the Cayman Islands with limited liability)*

## Results Announcement
## For the three months ended 30th June, 2001

## CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

**GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.**

**Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board and no assurance is given that there will be a liquid market in the securities traded on GEM.**

**The principal means of information dissemination on GEM is publication on the internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcement in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM listed issuers.**



*This announcement, for which the directors of Thiz Technology Group Limited collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to Thiz Technology Group Limited. The directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this announcement is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in this announcement misleading; and 3. all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.*

## SUMMARY

- The Group recorded a turnover of approximately HK$2,566,000 for the three months ended 30th June, 2001.
- Loss attributable to shareholders was approximately HK$1,496,000.
- The directors of the Company (the "Directors") do not recommend the payment of an interim dividend for the three months ended 30th June, 2001.
- Successful listed the Company's shares on 27th July, 2001.


## RESULTS

The board of Directors (the "Board") of Thiz Technology Group Limited (the "Company") is pleased to announce the unaudited results of the Company and its subsidiaries (together the "Group") for the three months ended 30th June, 2001 together with the comparative unaudited figures for the corresponding period in 2000 as follows:

| | | For the three months ended 30th June, | |
|---|---|---|---|
| | | **2001** | 2000 |
| | *Note* | ***HK$'000*** | *HK$'000* |
| Turnover | *2* | **2,566** | 31 |
| Cost of sales | | **(2,007)** | – |
| Gross profit | | **559** | 31 |
| Other income | | **101** | 76 |
| Operating expenses | | **(1,992)** | (2,091) |
| Loss from operations | | **(1,332)** | (1,984) |
| Share of loss of a jointly controlled entity | *3* | **(162)** | – |
| Loss before taxation | | **(1,494)** | (1,984) |
| Taxation | *4* | | |
| – Hong Kong | | – | – |
| – Overseas | | **(2)** | (2) |
| Loss for the period | | **(1,496)** | (1,986) |
| Dividend | | – | – |
| Loss per share | | | |
| – Basic (in cents) | *5* | **(1.07)** | (1.42) |

*Notes:*

## 1. Group reorganisation and basis of preparation of consolidated income statements

The Company was incorporated in the Cayman Islands on 6th December, 2000 as an exempted company with limited liability under the Companies Law (2000 Revision).

Pursuant to a group reorganisation (the "Reorganisation") to rationalise the structure of the Company and its subsidiaries in the preparation for the listing of the Company's shares on GEM, the Company issued shares in exchange for the entire issued share capital of Thiz Technology Group (BVI) Holdings Limited and its subsidiaries and thereby became the holding company of the Group on 5th July, 2001.

The shares of the Company have been listed on the GEM of the Stock Exchange with effect from 27th July, 2001.

The Group resulting from the Reorganisation is regarded as a continuing entity. Accordingly, the consolidated income statements have been prepared as if the Company had always been the holding company of the Group. In the opinion of the Directors, the consolidated income statements prepared on the above basis present fairly the results of the Group as a whole.

The principal accounting policies adopted in preparing the unaudited consolidated results conform with Statement of Standard Accounting Practice issued by the Hong Kong Society of Accountants.

## 2. Turnover

Turnover represents the invoiced value of Linux related products sold, distribution income, Linux related services and Web design services rendered and commission income/invoiced value of computer products sold through e-commerce platforms, after allowances for returns and discounts.

## 3. Share of loss of a jointly controlled entity

The amount represents the share of loss of Thiz Grandmass ERP Systems Limited for the three months ended 30th June, 2001.

## 4. Taxation

No provision for Hong Kong profits tax has been made as the Group did not generate any assessable profits in Hong Kong during the three months ended 30th June, 2001 and 30th June, 2000.

A subsidiary of the Group, which was incorporated and operated in California of the United States of America, suffered losses during the periods. Accordingly, it was only required to pay the minimum California franchise tax during the periods in accordance with the relevant legislation. Overseas taxation represents the provision for such minimum California franchise tax.

No provision for deferred taxation has been made as the Group did not have any significant unprovided deferred tax in respect of the periods.

## 5. Loss per share

The calculation of basic loss per share for the three months ended 30th June, 2001 is based on the net loss attributable to shareholders of approximately HK$1,496,000 (2000: net loss attributable to shareholders of HK$1,986,000) and the assumption that 139,450,000 (2000: 139,450,000) ordinary shares had been in issue throughout the periods presented. No diluted loss per share is shown because there were no dilutive potential ordinary shares.

## 6. Reserves

There was no movement to or from reserves during the three months ended 30th June, 2001 and 30th June, 2000.

# INTERIM DIVIDEND

The Board does not recommend the payment of an interim dividend for the three months ended 30th June, 2001 (2000: Nil).

# BUSINESS REVIEW AND PROSPECTS

### Business review

The Group is a developer and provider of a range of Linux operating systems, application systems run on Linux and related services such as software installation, training and education. The Company's shares were listed on GEM on 27th July, 2001 at an issue price of HK$1.19 per share.

The Board is pleased to announce the Group's first quarterly results since its listing on GEM. During the three months ended 30th June, 2001, the turnover of the Group amounted to approximately HK$2,566,000. The gross profit amounted to approximately HK$559,000 while the loss attributable to shareholders amounted to approximately HK$1,496,000 during this period. The turnover and the gross profit during this period represented a 8177% increase and 1703% increase respectively while the loss attributable to shareholders represented a 25% decrease as compared to the same period in the previous financial year. The substantial increase in gross profit was resulted from the commencement of sales from the Group's Linux related business and other ancillary business activities after the completion of product development.

During the three months under review, the gross profit of the Group was mainly derived from the sale of ThizLinux, the Linux operating systems developed by the Group. The Group launched its first desktop version of ThizLinux in June 2000. The latest version of the desktop version of ThizLinux, namely ThizLinux desktop version 4.2, was launched in March 2001. ThizLinux server version, the Linux operating system for the server market developed by the Group, was also launched in the same month.

Besides the Linux operating systems, the Group also launched a low cost office application software which runs on both Linux and Microsoft Windows, namely "ThizOffice", in May 2001.

To cope with the market potential offered by the enforcement of certain provisions of the Intellectual Property (Miscellaneous Amendments) Ordinance 2000, the Group launched in March 2001 the program known as "Office Migration", which is a package of services offering the Group's Linux products together with software installation and network configuration services.

**Prospects**

The Group launched the beta version of ThizLinux@School, which is a desktop version of ThizLinux catering for schools. Promotional CDs have been sent to primary and secondary schools in Hong Kong. After getting feedback from users, the Group will enhance the features of this product and intends to launch the formal version during the six months ending 31st March, 2002.

Other than ThizLinux, the Group intends to develop a range of application systems which run on Linux with a number of software developers. Agreements or letters of intent have been signed with these software developers. The Group is now developing the Enterprise Resource Planning System to run on Linux. This software will be launched before 30th September, 2001.

The Group has signed various distribution agreements or letters of intent with distributors to distribute the Group's Linux products in the PRC, Taiwan and other Southeast Asian countries. The Directors expect that with the Company's listing status, the sales of Linux products in these countries will be promising.

The Directors expect that the turnover generated from offering Linux solution will increase after the launching of its new Linux products such as ThizLinux in other languages, Linux manual and Web application softwares run on Linux together with the increasing awareness of the use of Linux by the general public. Therefore, the Directors expect the remaining quarters of this financial year to be promising in terms of revenue and business development.

## DIRECTORS' INTERESTS IN SHARE CAPITAL

As at 27th July, 2001 (being the Listing Date), the interests of the Directors and their associates in the share capital of the Company or its associated corporations, as recorded in the register maintained by the Company pursuant to Section 29 of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance"), were as follows:

| | Number of ordinary shares held | | | |
|---|---|---|---|---|
| | **Personal interest** | **Family interest** | **Corporate interest** | **Other interest** |
| Mr. Wong Hoi Wong ("Mr. Albert Wong") | – | – | – | 83,442,500 *(Note)* |
| Mr. Li Sze Tang | 40,535,000 | – | – | – |
| Ms. Wanzi Huang | 6,972,500 | – | – | – |

*Note:*

These 83,442,500 shares are held by Eaglemax International Investment Limited, a company wholly owned by Intelligent Management Limited as the trustee of Intelligent Management Discretionary Trust, a family discretionary trust the objects of which include Mr. Albert Wong and his family and any charity in the world.

Save as disclosed above, none of the Directors had any personal, family, corporate or other interests in the share capital of the Company as recorded in the register required to be kept by the Company under Section 29 of the SDI Ordinance as at 27th July, 2001 (being the Listing Date).

## DIRECTORS' RIGHTS TO ACQUIRE SECURITIES

Under a share option scheme (the "Scheme") adopted by the shareholders of the Company on 6th July, 2001, the Directors may at their discretion grant options to any full-time executive director or employee of a company within the Group to subscribe for shares in the Company subject to the terms and conditions stipulated therein.

As at 27th July, 2001 (being the Listing Date), no options had been granted or agreed to be granted under the Scheme.

As at 27th July, 2001 (being the Listing Date), none of the Directors (including their spouses and children under 18 years of age) had been granted or exercised, any rights to subscribe for shares in the Company.

## SUBSTANTIAL SHAREHOLDERS

As at 27th July, 2001 (being the Listing Date), the following entity, not being a director or chief executive of the Company, had or was deemed to have interest of 10% or more in the issued share capital of the Company, as recorded in the register required to be kept by the Company under Section 16(1) of the SDI Ordinance.

| | **Number of ordinary shares held** | **Percentage of shareholding** |
|---|---|---|
| Eaglemax International Investment Limited *(Note)* | 83,442,500 | 50.43 |

*Note:*

These 83,442,500 shares are held by Eaglemax International Investment Limited, a company wholly owned by Intelligent Management Limited as the trustee of Intelligent Management Discretionary Trust, a family discretionary trust the objects of which include Mr. Albert Wong and his family and any charity in the world.

## INTEREST OF THE SPONSOR

CSC Asia Limited ("CSC") had entered into a sponsorship agreement with the Company whereby, for a fee, CSC will act as the Company's continuing sponsor for the purpose of Chapter 6 of the Rules Governing the Listing of Securities on the GEM of the Stock Exchange (the "GEM Listing Rules") for the period from 27th July, 2001 (being the Listing Date) to 31st March, 2004.

None of CSC, its directors, employees nor associates had any interests in the securities of the Company or any member of the Group, or any right to subscribe for or to nominate persons to subscribe for the securities of the Company or any member of the group as at 27th July, 2001 (being the Listing Date).

## COMPETING INTEREST

None of the Directors or the management shareholders (as defined in the GEM Listing Rules) of the Company or their respective associates had any interest in a business which competed or might compete with business of the Group.

## PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SHARES

There were no purchases, sales or redemption of the Company's listed shares by the Company or any of its subsidiaries from 1st April, 2001 to 27th July, 2001 (being the Listing Date).

## AUDIT COMMITTEE

The Company has established an audit committee in August 2001 with its written terms of reference being in compliance with Rules 5.23 to 5.25 of the GEM Listing Rules. The primary duties of the audit committee are to review and supervise the financial reporting process and internal control systems of the Group and to provide advice and comments to the Board.

The audit committee comprises two members, namely, Ms. Li Zhe and Mr. Kwok Ming Wa, both being independent non-executive Directors of the Company.

By Order of the Board
**Sum Yan Ning**
*Company Secretary*

Hong Kong, 14th August, 2001

*This announcement will remain on the GEM website on the "Latest Company Announcements" page for 7 days from the date of its posting.*

* *For identification purposes only*

# 即時科研集團有限公司*

# Thiz Technology Group Limited

*(incorporated in the Cayman Islands with limited liability)*

## First Quarterly Report 2001

* *For identification purposes only*

## COMPETING INTEREST

None of the Directors or the management shareholders (as defined in the GEM Listing Rules) of the Company or their respective associates had any interest in a business which competed or might compete with business of the Group.

## PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SHARES

There were no purchases, sales or redemption of the Company's listed shares by the Company or any of its subsidiaries from 1st April, 2001 to 27th July, 2001 (being the Listing Date).

## AUDIT COMMITTEE

The Company has established an audit committee in August 2001 with its written terms of reference being in compliance with Rules 5.23 to 5.25 of the GEM Listing Rules. The primary duties of the audit committee are to review and supervise the financial reporting process and internal control systems of the Group and to provide advice and comments to the Board.

The audit committee comprises two members, namely, Ms. Li Zhe and Mr. Kwok Ming Wa, both being independent non-executive Directors of the Company.

By Order of the Board
**Sum Yan Ning**
*Company Secretary*

Hong Kong, 14th August, 2001

.s at 27th July, 2001 (being the Listing Date), no options had been granted or agreed to be ranted under the Scheme.

.s at 27th July, 2001 (being the Listing Date), none of the Directors (including their spouses nd children under 18 years of age) had been granted or exercised, any rights to subscribe for ıares in the Company.

**UBSTANTIAL SHAREHOLDERS**

.s at 27th July, 2001 (being the Listing Date), the following entity, not being a director or chief xecutive of the Company, had or was deemed to have interest of 10% or more in the issued ıare capital of the Company, as recorded in the register required to be kept by the Company nder Section 16(1) of the SDI Ordinance.

| | Number of ordinary shares held | Percentage of shareholding |
|---|---|---|
| aglemax International Investment Limited *(Note)* | 83,442,500 | 50.43 |

*'ote:*

hese 83,442,500 shares are held by Eaglemax International Investment Limited, a company wholly wned by Intelligent Management Limited as the trustee of Intelligent Management Discretionary rust, a family discretionary trust the objects of which include Mr. Albert Wong and his family and ıy charity in the world.

**NTEREST OF THE SPONSOR**

'SC Asia Limited ("CSC") had entered into a sponsorship agreement with the Company 'hereby, for a fee, CSC will act as the Company's continuing sponsor for the purpose of 'hapter 6 of the Rules Governing the Listing of Securities on the GEM of the Stock Exchange he "GEM Listing Rules") for the period from 27th July, 2001 (being the Listing Date) to 31st Iarch, 2004.

Ione of CSC, its directors, employees nor associates had any interests in the securities of the 'ompany or any member of the Group, or any right to subscribe for or to nominate persons to ıbscribe for the securities of the Company or any member of the group as at 27th July, 2001 ɔeing the Listing Date).

The Directors expect that the turnover generated from offering Linux solution will increase after the launching of its new Linux products such as ThizLinux in other languages, Linux manual and Web application softwares run on Linux together with the increasing awareness of the use of Linux by the general public. Therefore, the Directors expect the remaining quarters of this financial year to be promising in terms of revenue and business development.

## DIRECTORS' INTERESTS IN SHARE CAPITAL

As at 27th July, 2001 (being the Listing Date), the interests of the Directors and their associates in the share capital of the Company or its associated corporations, as recorded in the register maintained by the Company pursuant to Section 29 of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance"), were as follows:

| | **Number of ordinary shares held** | | | |
|---|---|---|---|---|
| | **Personal interest** | **Family interest** | **Corporate interest** | **Other interest** |
| Mr. Wong Hoi Wong ("Mr. Albert Wong") | – | – | – | 83,442,500 *(Note)* |
| Mr. Li Sze Tang | 40,535,000 | – | – | – |
| Ms. Wanzi Huang | 6,972,500 | – | – | – |

*Note:*

These 83,442,500 shares are held by Eaglemax International Investment Limited, a company wholly owned by Intelligent Management Limited as the trustee of Intelligent Management Discretionary Trust, a family discretionary trust the objects of which include Mr. Albert Wong and his family and any charity in the world.

Save as disclosed above, none of the Directors had any personal, family, corporate or other interests in the share capital of the Company as recorded in the register required to be kept by the Company under Section 29 of the SDI Ordinance as at 27th July, 2001 (being the Listing Date).

## DIRECTORS' RIGHTS TO ACQUIRE SECURITIES

Under a share option scheme (the "Scheme") adopted by the shareholders of the Company on 6th July, 2001, the Directors may at their discretion grant options to any full-time executive director or employee of a company within the Group to subscribe for shares in the Company subject to the terms and conditions stipulated therein.

eriod. The turnover and the gross profit during this period represented a 8177% increase and 703% increase respectively while the loss attributable to shareholders represented a 25% ecrease as compared to the same period in the previous financial year. The substantial increase n gross profit was resulted from the commencement of sales from the Group's Linux related usiness and other ancillary business activities after the completion of product development.

uring the three months under review, the gross profit of the Group was mainly derived from he sale of ThizLinux, the Linux operating systems developed by the Group. The Group aunched its first desktop version of ThizLinux in June 2000. The latest version of the desktop ersion of ThizLinux, namely ThizLinux desktop version 4.2, was launched in March 2001. hizLinux server version, the Linux operating system for the server market developed by the roup, was also launched in the same month.

esides the Linux operating systems, the Group also launched a low cost office application oftware which runs on both Linux and Microsoft Windows, namely "ThizOffice", in May 001.

o cope with the market potential offered by the enforcement of certain provisions of the ntellectual Property (Miscellaneous Amendments) Ordinance 2000, the Group launched in larch 2001 the program known as "Office Migration", which is a package of services offering ie Group's Linux products together with software installation and network configuration ervices.

**rospects**

he Group launched the beta version of ThizLinux@School, which is a desktop version of hizLinux catering for schools. Promotional CDs have been sent to primary and secondary chools in Hong Kong. After getting feedback from users, the Group will enhance the features f this product and intends to launch the formal version during the six months ending 31st larch, 2002.

ther than ThizLinux, the Group intends to develop a range of application systems which run n Linux with a number of software developers. Agreements or letters of intent have been igned with these software developers. The Group is now developing the Enterprise Resource lanning System to run on Linux. This software will be launched before 30th September, 2001.

he Group has signed various distribution agreements or letters of intent with distributors to istribute the Group's Linux products in the PRC, Taiwan and other Southeast Asian countries. he Directors expect that with the Company's listing status, the sales of Linux products in these ountries will be promising.

A subsidiary of the Group, which was incorporated and operated in California of the United States of America, suffered losses during the periods. Accordingly, it was only required to pay the minimum California franchise tax during the periods in accordance with the relevant legislation. Overseas taxation represents the provision for such minimum California franchise tax.

No provision for deferred taxation has been made as the Group did not have any significant unprovided deferred tax in respect of the periods.

5. **Loss per share**

The calculation of basic loss per share for the three months ended 30th June, 2001 is based on the net loss attributable to shareholders of approximately HK$1,496,000 (2000: net loss attributable to shareholders of HK$1,986,000) and the assumption that 139,450,000 (2000: 139,450,000) ordinary shares had been in issue throughout the periods presented. No diluted loss per share is shown because there were no dilutive potential ordinary shares.

6. **Reserves**

There was no movement to or from reserves during the three months ended 30th June, 2001 and 30th June, 2000.

## INTERIM DIVIDEND

The Board does not recommend the payment of an interim dividend for the three months ended 30th June, 2001 (2000: Nil).

## BUSINESS REVIEW AND PROSPECTS

### Business review

The Group is a developer and provider of a range of Linux operating systems, application systems run on Linux and related services such as software installation, training and education. The Company's shares were listed on GEM on 27th July, 2001 at an issue price of HK$1.19 per share.

The Board is pleased to announce the Group's first quarterly results since its listing on GEM. During the three months ended 30th June, 2001, the turnover of the Group amounted to approximately HK$2,566,000. The gross profit amounted to approximately HK$559,000 while the loss attributable to shareholders amounted to approximately HK$1,496,000 during this

*Notes:*

. **Group reorganisation and basis of preparation of consolidated income statements**

The Company was incorporated in the Cayman Islands on 6th December, 2000 as an exempted company with limited liability under the Companies Law (2000 Revision).

Pursuant to a group reorganisation (the "Reorganisation") to rationalise the structure of the Company and its subsidiaries in the preparation for the listing of the Company's shares on GEM, the Company issued shares in exchange for the entire issued share capital of Thiz Technology Group (BVI) Holdings Limited and its subsidiaries and thereby became the holding company of the Group on 5th July, 2001.

The shares of the Company have been listed on the GEM of the Stock Exchange with effect from 27th July, 2001.

The Group resulting from the Reorganisation is regarded as a continuing entity. Accordingly, the consolidated income statements have been prepared as if the Company had always been the holding company of the Group. In the opinion of the Directors, the consolidated income statements prepared on the above basis present fairly the results of the Group as a whole.

The principal accounting policies adopted in preparing the unaudited consolidated results conform with Statement of Standard Accounting Practice issued by the Hong Kong Society of Accountants.

:. **Turnover**

Turnover represents the invoiced value of Linux related products sold, distribution income, Linux related services and Web design services rendered and commission income/invoiced value of computer products sold through e-commerce platforms, after allowances for returns and discounts.

;. **Share of loss of a jointly controlled entity**

The amount represents the share of loss of Thiz Grandmass ERP Systems Limited for the three months ended 30th June, 2001.

I. **Taxation**

No provision for Hong Kong profits tax has been made as the Group did not generate any assessable profits in Hong Kong during the three months ended 30th June, 2001 and 30th June, 2000.

## SUMMARY

- The Group recorded a turnover of approximately HK$2,566,000 for the three months ended 30th June, 2001.
- Loss attributable to shareholders was approximately HK$1,496,000.
- The directors of the Company (the "Directors") do not recommend the payment of an interim dividend for the three months ended 30th June, 2001.
- Successful listed the Company's shares on 27th July, 2001.

## RESULTS

The board of Directors (the "Board") of Thiz Technology Group Limited (the "Company") is pleased to announce the unaudited results of the Company and its subsidiaries (together the "Group") for the three months ended 30th June, 2001 together with the comparative unaudited figures for the corresponding period in 2000 as follows:

| | | **For the three months ended 30th June,** | |
|---|---|---|---|
| | | **2001** | 2000 |
| | *Note* | ***HK$'000*** | *HK$'000* |
| Turnover | *2* | **2,566** | 31 |
| Cost of sales | | **(2,007)** | – |
| Gross profit | | **559** | 31 |
| Other income | | **101** | 76 |
| Operating expenses | | **(1,992)** | (2,091) |
| Loss from operations | | **(1,332)** | (1,984) |
| Share of loss of a jointly controlled entity | *3* | **(162)** | – |
| Loss before taxation | | **(1,494)** | (1,984) |
| Taxation | *4* | | |
| – Hong Kong | | – | – |
| – Overseas | | **(2)** | (2) |
| Loss for the period | | **(1,496)** | (1,986) |
| Dividend | | – | – |
| Loss per share | | | |
| – Basic (in cents) | *5* | **(1.07)** | (1.42) |

HARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE [OCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

**EM has been established as a market designed to accommodate companies to which a gh investment risk may be attached. In particular, companies may list on GEM with :ither a track record of profitability nor any obligation to forecast future profitability. ırthermore, there may be risks arising out of the emerging nature of companies listed on EM and the business sectors or countries in which the companies operate. Prospective vestors should be aware of the potential risks of investing in such companies and should ake the decision to invest only after due and careful consideration. The greater risk :ofile and other characteristics of GEM mean that it is a market more suited to ·ofessional and other sophisticated investors.**

**iven the emerging nature of companies listed on GEM, there is a risk that securities aded on GEM may be more susceptible to high market volatility than securities traded ı the Main Board and no assurance is given that there will be a liquid market in the curities traded on GEM.**

**he principal means of information dissemination on GEM is publication on the internet ebsite operated by the Stock Exchange. Listed companies are not generally required to sue paid announcement in gazetted newspapers. Accordingly, prospective investors ıould note that they need to have access to the GEM website in order to obtain up-to- ıte information on GEM listed issuers.**

*ıe Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this port, makes no representation as to its accuracy or completeness and expressly disclaims any ıbility whatsoever for any loss howsoever arising from or in reliance upon the whole or any ırt of the contents of this report.*

*his report, for which the directors of Thiz Technology Group Limited collectively and dividually accept full responsibility, includes particulars given in compliance with the Rules overning the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of ong Kong Limited for the purpose of giving information with regard to Thiz Technology Group mited. The directors, having made all reasonable enquiries, confirm that, to the best of their ıowledge and belief: 1. the information contained in this report is accurate and complete in l material respects and not misleading; 2. there are no other matters the omission of which ould make any statement in this report misleading; and 3. all opinions expressed in this port have been arrived at after due and careful consideration and are founded on bases and ;sumptions that are fair and reasonable.*

# 即時科研集團有限公司*

# Thiz Technology Group Limited

*(於開曼群島註冊成立之有限公司)*

## 二零零一年第一季度業績報告

* *僅供識別*

## 香港聯合交易所有限公司(「聯交所」)創業板的特色

創業板為帶有高投資風險之公司提供一個上市之市場。尤其在創業板上市之公司毋須有過往溢利記錄，亦毋須預測未來溢利。此外，在創業板上市之公司可因其新興性質及該等公司經營業務之行業或國家而帶有風險。有意投資之人士應了解投資於該等公司之潛在風險，並經過審慎周詳之考慮後方作出投資決定。創業板之較高風險及其他特色表示創業板較適合專業及其他豐富經驗之投資者。

由於創業板上市公司新興之性質使然，在創業板買賣之證券可能會較於主板買賣之證券承受較大之市場波動風險，同時無法保證在創業板買賣之證券會有高流通量之市場。

創業板發佈資料之主要途徑乃在聯交所設立之互聯網網站刊登。上市公司一般毋須在憲報指定報章刊登付款公佈披露資料。因此，有意投資之人士應注意彼等能閱覽創業板網站，以便取得創業板上市發行人之最新資料。

*香港聯合交易所有限公司對本報告的內容概不負責，對其準確性或完整性亦不發表聲明，並明確表示概不會就因本報告全部或任何部分內容而產生或因依賴該等內容而引致之任何損失承擔任何責任。*

*本報告(即時科研集團有限公司各董事願共同及個別對此承擔全部責任)乃遵照香港聯合交易所有限公司《創業板證券上市規則》的規定而提供有關即時科研集團有限公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：1.本報告所載資料在各重大方面均屬準確及完整，且無誤導成分；2.並無遺漏任何事實致使本報告所載任何內容產生誤導；及3.本報告內表達的一切意見乃經審慎周詳考慮後方作出，並以公平合理的基準和假設為依據。*

**概要**

- 本集團截至二零零一年六月三十日止三個月錄得營業額約2,566,000港元。
- 股東應佔虧損約1,496,000港元。
- 本公司董事(「董事」)建議不派發截至二零零一年六月三十日止三個月之中期股息。
- 本公司股份順利於二零零一年七月二十七日上市。

## 績

時科研集團有限公司(「本公司」)董事會(「董事會」)欣然宣佈本公司及其附屬公(統稱「本集團」)截至二零零一年六月三十日止三個月之未經審核業績，連同二零零年同期未經審核比較數字如下：

| | | 截至六月三十日止三個月 | |
|---|---|---|---|
| | | **二零零一年** | 二零零零年 |
| | *附註* | ***千港元*** | *千港元* |
| 業額 | *2* | **2,566** | 31 |
| 售成本 | | **(2,007)** | – |
| 利 | | **559** | 31 |
| 他收入 | | **101** | 76 |
| 營開支 | | **(1,992)** | (2,091) |
| 營虧損 | | **(1,332)** | (1,984) |
| 佔一間共同控制企業虧損 | *3* | **(162)** | – |
| 稅前虧損 | | **(1,494)** | (1,984) |
| 項 | *4* | | |
| —香港 | | **–** | – |
| —海外 | | **(2)** | (2) |
| 內虧損 | | **(1,496)** | (1,986) |
| 息 | | **–** | – |
| 股虧損 | | | |
| —基本(仙) | *5* | **(1.07)** | (1.42) |

*附註：*

1. **集團重組及綜合收益表之編製基準**

本公司於二零零零年十二月六日根據公司法（二零零零年修訂本）在開曼群島註冊成立為一間受豁免有限公司。

根據為籌備本公司股份在創業板上市進行之集團重組（「重組」）以整頓本公司及其附屬公司之架構，本公司發行股份以換取Thiz Technology Group (BVI) Holdings Limited及其附屬公司之全部已發行股本，並藉此於二零零一年七月五日成為本集團之控股公司。

本公司股份自二零零一年七月二十七日起在聯交所創業板上市。

本集團因重組被視為一持續企業。故此，綜合收益表已假設本公司一直為本集團之控股公司編製。董事認為，根據以上基準編製之綜合收益表公平地呈示本集團之整體業績。

編製未經審核綜合業績所採納之主要會計政策符合香港會計師公會頒佈之標準會計實務準則。

2. **營業額**

營業額指售出Linux相關產品、分銷收入、提供Linux相關服務及網絡設計服務費用及透過電子商貿平台銷售電腦產品之佣金收入／發票值，經扣除退貨及折扣。

3. **所佔一間共同控制企業虧損**

有關金額指所佔即時盛創企業系統有限公司於截至二零零一年六月三十日止三個月之虧損。

4. **稅項**

基於本集團於截至二零零一年六月三十日止三個月及截至二零零零年六月三十日止三個月內並無產生任何應課稅溢利，因此概無作出香港利得稅撥備。

本集團一間在美利堅合眾國加利福尼亞州註冊成立及經營之附屬公司於期內錄得虧損。故此，於期內根據有關法例僅需繳納最低額度之加利福尼亞州特許權稅。海外稅項指有關之最低額度加利福尼亞州特許權稅準備。

鑑於本集團於有關期間並無任何重大未提撥遞延稅項，因此概無作出任何遞延稅項準備。

**每股虧損**

截至二零零一年六月三十日止三個月之每股股份基本虧損乃按股東應佔虧損淨額約1,496,000港元（二零零零年：股東應佔虧損淨額1,986,000港元）計算，並假設於呈報之整段期間已發行139,450,000股普通股（二零零零年：139,450,000股普通股）。由於並無攤薄潛在普通股，因此概無呈示每股經攤薄虧損。

**儲備**

截至二零零一年六月三十日止三個月及截至二零零零六月三十日止三個月期內概無撥往及撥自儲備之任何變動。

## 期股息

事會建議不派付截至二零零一年六月三十日止三個月之中期股息（二零零零年：）。

## 務回顧及展望

### 務回顧

集團開發及提供一系列Linux操作系統，在Linux上操作之應用系統及相關服務，如軟件安裝、培訓及教學。本公司股份於二零零一年七月二十七日在創業板上，發售價為每股1.19港元。

事會欣然宣佈自本集團在創業板上市以來之首季業績。截至二零零一年六月三日止三個月內，本集團營業額約達2,566,000港元。本期內，毛利約達559,000港元設東應佔虧損約達1,496,000港元。與上一財政年度同期比較，本期內營業額及毛

利分別上升8177%及1703%，而股東應佔虧損下跌25%。毛利顯著上升，乃由於產品開發完成後本集團之Linux相關業務及其他配套業務活動銷售展開。

於回顧期內之三個月，本集團毛利主要來自由本集團開發之Linux操作系統ThizLinux之銷售額。本集團於二零零零年六月推出ThizLinux桌面版本首版。ThizLinux之最新桌面版本，即ThizLinux桌面4.2版本於二零零一年三月推出。由本集團開發針對伺服器市場之Linux操作系統ThizLinux伺服器版本亦於同月面世。

除卻Linux之操作系統以外，本集團亦已於二零零一年五月推出價格相宜並可同時應用於Linux及微軟視窗之辦公室應用軟件，即「ThizOffice」。

為充份掌握執行二零零零年知識產權(雜項修訂)條例帶來之市場需求潛力，本集團已於二零零一年三月推出名為「辦公室遷移」之計劃，此乃提供本集團Linux產品連同軟件安裝及網絡組態設定服務之整套服務。

**前景**

本集團推出ThizLinux@School試驗版本，是項產品乃提供學校使用之ThizLinux桌面版本。宣傳推廣光碟已寄予香港各中小學校。本集團於收回用戶之回饋意見後，將會增進是項產品之功能，並計劃於截至二零零二年三月三十一日止六個月期內推出正式版本。

除ThizLinux以外，本集團計劃與多個軟件開發商共同開發在Linux上操作之一系列應用系統，同時已與該等軟件開發商簽定協議或意向書。本集團現正開發在Liniux上操作之企業資源規劃系統，並將於二零零一年九月三十日前推出。

本集團已與分銷商簽訂多項在中國、台灣及其他東南亞國家分銷本集團Linux產品之分銷協議或意向書。董事預期，藉着本公司之上市地位，Linux產品在上述國家之銷量將令人滿意。

事預期，繼推出全新Linux產品，例如：其他語言之ThizLinux、Linux手冊及在Linux操作之網絡應用軟件，加上公眾廣泛認識Linux之使用，Linux解決方案帶來之營額將會增加。因此，董事預測於本財政年度餘下季度之收益及業務發展將有理表現。

## 事之股本權益

二零零一年七月二十七日（即上市日期），董事及彼等之聯繫人士在記錄於本公根據證券（披露權益）條例（「披露權益條例」）第29條存置之名冊上之本公司或其聯法團之股本權益如下：

| | 所持普通股數目 | | | |
|---|---|---|---|---|
| | 個人權益 | 家族權益 | 公司權益 | 其他權益 |
| 凱煌先生（「王先生」） | – | – | – | 83,442,500 *（附註）* |
| 仕騰先生 | 40,535,000 | – | – | – |
| 琬瑜女士 | 6,972,500 | – | – | – |

*註：*

述83,442,500股股份由Eaglemax International Investment Limited持有；Eaglemax International vestment Limited乃Intelligent Management Limited（為一項家族全權信託Intelligent Management scretionary Trust之受託人；該項信託受益人包括王先生及其家族以及全球任何慈善團）全資擁有之公司。

上文披露者外，於二零零一年七月二十七日（即上市日期），董事在記錄於本公根據披露權益條例第29條存置之名冊上概無於本公司之股本中擁有任何個人、族、公司或其他權益。

## 事收購證券之權利

據本公司股東於二零零一年七月六日採納之購股權計劃（「該計劃」），董事可酌向本集團內一間公司之任何全職執行董事或僱員授予可根據有關條款及條件認本公司股份之購股權。

截至二零零一年七月二十七日(即上市日期)，概無根據該計劃授出或同意授出任何購股權。

截至二零零一年七月二十七日(即上市日期)，董事(包括彼等之配偶及十八歲以下之子女)概無獲授或行使可認購本公司股份之任何權利。

## 主要股東

截至二零零一年七月二十七日(即上市日期)，以下企業(非本公司董事或主要行政人員)在記錄於本公司根據披露權益條例第16(1)條存置之名冊上概無擁有或被視為擁有本公司已發行股本10%或以上權益。

| | 所持普通股數目 | 持股百分比 |
|---|---|---|
| Eaglemax International Investment Limited *(附註)* | 83,442,500 | 50.43 |

*附註：*

上述83,442,500股股份由Eaglemax International Investment Limited持有；Eaglemax International Investment Limited乃Intelligent Management Limited(為一項家族全權信託Intelligent Management Discretionary Trust之受託人；該項信託受益人包括王先生及其家族以及全球任何慈善團體)全資擁有之公司。

## 保薦人權益

群益亞洲有限公司(「群益亞洲」)已與本公司訂立保薦人協議。據此，群益亞洲將於二零零一年七月二十七日(即上市日期)至二零零四年三月三十一日期間就聯交所創業板證券上市規則(「創業板上市規則」)第6條擔任本公司之持續保薦人，並就此收取費用。

於二零零一年七月二十七日(即上市日期)，群益亞洲、其董事、僱員或聯繫人士概無擁有本公司或本集團任何成員公司之證券權益，或可認購或委任其他人士認購本公司或本集團任何成員公司證券之任何權利。

## 成競爭之業務權益

公司董事或管理層股東(定義見創業板上市規則)或彼等各自之聯繫人士概無擁
與本集團業務構成或可構成競爭之業務權益。

## 買、出售或贖回本公司上市證券

公司及其任何附屬公司於二零零一年四月一日至二零零一年七月二十七日(即上
日期)並無購買、出售或贖回本公司之任何上市股份。

## 核委員會

公司已於二零零一年八月成立審核委員會，其職權範圍書乃根據遵守創業板上
規則5.23至5.25條制定。審核委員會之主要職責為審查及監督本集團之財務滙報
序及內部監控系統，並向董事會提供建議。

核委員會共有兩名成員，即黎哲女士及郭明華先生，兩者均為本公司獨立非執
董事。

承董事會命
*公司秘書*
**沈恩寧**

港，二零零一年八月十四日

# THIZ TECHNOLOGY GROUP LIMITED

**(the "Company")**

**即時科研集團有限公司***

*(incorporated in the Cayman Islands with limited liability)*

## CHANGE OF PRINCIPAL PLACE OF BUSINESS

The board of directors of the Company hereby announces that the principal place of business of the Company will be changed to Unit 1701-4, 17th Floor, Hang Seng Building, 77 Des Voeux Road Central, Hong Kong with effect from 5th October, 2001.

By order of the Board
**Li Sze Tang**
*Chairman*

Hong Kong, 4th October, 2001

* *For identification purposes only*

*This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the GEM for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief (i) the information contained in this announcement is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumption that are fair and reasonable.*

*This announcement will appear on the GEM website on the "Latest Company Announcements" page for 7 days from the date of its posting.*

# THIZ TECHNOLOGY GROUP LIMITED

*(incorporated in the Cayman Islands with limited liability)*



## ANNOUNCEMENT

The Board of Directors (the "Board") of Thiz Technology Group Limited (the "Company") hereby announces that a Meeting of the Board will be held at Unit 1701-4, Hang Seng Building, 77 Des Voeux Road Central, Hong Kong on Monday, 12th November, 2001 at 4:00 p.m. for the following purposes:

1. To consider and approve the unaudited consolidated half-year results of the Company and its subsidiaries for the six months ended 30th September, 2001 and the announcement of the half-year results;

2. To approve the publication of the half-year results on the GEM website and the dispatch of the half-year results report to shareholders;

3. To consider the payment of dividend, if any;

4. To consider the closure of the Register of Members, if necessary; and

5. To transact any other business.

By Order of the Board
**Sum Yan Ning**
*Company Secretary*

Hong Kong, 31st October, 2001

*This announcement, for which the Directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.*

*This announcement will remain on the GEM website at http://www.hkgem.com on the "Latest Company Announcements" page for at least 7 days from the date of its posting.*

02 JUL -2 AM 12:01

# THIZ TECHNOLOGY GROUP LIMITED

# 即時科研集團有限公司*

*(incorporated in the Cayman Islands with limited liability)*

## Results Announcement
## For the six months ended 30 September, 2001

## CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

**GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.**

**Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board and no assurance is given that there will be a liquid market in the securities traded on GEM.**

**The principal means of information dissemination on GEM is publication on the internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcement in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM listed issuers.**



*This announcement, for which the directors (the "Directors") of Thiz Technology Group Limited collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to Thiz Technology Group Limited. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this announcement is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in this announcement misleading; and 3. all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.*

* *For identification purposes only*

## SUMMARY


- The Group recorded a turnover of approximately HK$6,640,000 for the six months ended 30 September, 2001.
- Loss attributable to shareholders was approximately HK$3,845,000.
- The directors of the Company (the "Directors") do not recommend the payment of an interim dividend for the six months ended 30 September, 2001.


## RESULTS

The board of Directors (the "Board') of Thiz Technology Group Limited (the "Company") is pleased to announce the unaudited combined results of the Company and its subsidiaries (together the "Group") for the three months and six months ended 30 September, 2001 together with the comparative unaudited figures for the corresponding periods in 2000 as follows:

| | | For the three months ended 30 September | | For the six months ended 30 September | |
|---|---|---|---|---|---|
| | | **2001** | 2000 | **2001** | 2000 |
| | *Notes* | ***HK$'000*** | *HK$'000* | ***HK$'000*** | *HK$'000* |
| Turnover | *2* | **4,074** | 1,184 | **6,640** | 1,215 |
| Cost of sales | | **(2,590)** | (450) | **(4,597)** | (450) |
| Gross profit | | **1,484** | 734 | **2,043** | 765 |
| Other income | | **159** | 73 | **260** | 149 |
| Operating expenses | | **(3,727)** | (2,423) | **(5,719)** | (4,514) |
| Loss from operations | | **(2,084)** | (1,616) | **(3,416)** | (3,600) |
| Share of loss of jointly controlled entity | *3* | **(265)** | – | **(427)** | – |
| Loss before tax | | **(2,349)** | (1,616) | **(3,843)** | (3,600) |
| Taxation | *4* | | | | |
| – Hong Kong | | **–** | – | **–** | – |
| – Overseas | | **–** | (4) | **(2)** | (6) |
| Loss for the period | | **(2,349)** | (1,620) | **(3,845)** | (3,606) |
| Dividend | | **–** | – | **–** | – |
| Loss per share | | | | | |
| – Basic (in cents) | *5* | **(1.48)** | (1.16) | **(2.58)** | (2.58) |

*Notes:*

**1. Group reorganization and basis of preparation of consolidated income statements**

The Company was incorporated in the Cayman Islands on 6 December, 2000 as an exempted company with limited liability under the Companies Law (2000 Revision).

Pursuant to a group reorganisation (the "Reorganisation") to rationalize the structure of the Company and its subsidiaries in the preparation for the listing of the Company's shares on GEM, the Company issued shares in exchange for the entire issued share capital of Thiz Technology Group (BVI) Holdings Limited and its subsidiaries and thereby became the holding company of the Group on 5 July, 2001.

The shares of the Company have been listed on GEM with effect from 27 July, 2001.

The Group resulting from the Reorganisation is regarded as a continuing entity. Accordingly, the consolidated income statements have been prepared as if the Company had always been the holding company of the Group. In the opinion of the Directors, the consolidated income statements prepared on the above basis present fairly the results of the Group as a whole.

The principal accounting policies adopted in preparing the unaudited combined results conform with Statement of Standard Accounting Practice issued by Hong Kong Society of Accountants.

**2. Turnover**

Turnover represents the invoiced value of Linux related products sold, distribution income, Linux related services and Web design services rendered and commission income/invoiced value of computer products sold through e-commerce platforms, after allowances for returns and discounts.

**3. Share of loss of a jointly controlled entity**

The amount represents the share of loss of Thiz Grandmass ERP Systems Limited for the periods ended 30 September, 2001.

**4. Taxation**

No provision for Hong Kong profits tax has been made as the Group did not generate any assessable profits in Hong Kong during the six months ended 30 September, 2001 and 30 September, 2000.

A subsidiary of the Group, which was incorporated and operated in California of the United States of America, suffered losses during the periods. Accordingly, it was only required to pay the minimum California franchise tax during the periods in accordance with the relevant legislation. Overseas taxation represents the provision for such minimum California franchise tax.

No provision for deferred taxation has been made as the Group did not have any significant unprovided deferred tax in respect of the period.

## 5. Loss per share

The calculation of basic loss per share for the six months and three months ended 30 September, 2001 is based on the net loss attributable to shareholders of approximately HK$3,845,000 and HK$2,349,000 (2000: net loss attributable to shareholders of HK$3,606,000 and HK$1,620,000) and the weighted average number of 148,827,000 shares and 158,102,000 shares in issue during the aforementioned two periods ended 30 September 2001 (2000: 139,450,000 shares and 139,450,000 shares). No diluted loss per share is shown because there were no dilutive potential ordinary shares.

## 6. Movement of reserves

| | **Share premium account** | **Merger reserve** | **Accumulated losses** | **Total** |
|---|---|---|---|---|
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| Balance as at 1 April 2001 | – | – | (11,573) | (11,573) |
| Premium on issue of Shares | 28,340 | – | – | 28,340 |
| Share issuance expenses | (4,766) | – | – | (4,766) |
| Capitalization issue | (13,917) | – | – | (13,917) |
| Premium on capitalization of shareholders loan | 9,916 | – | – | 9,916 |
| Effect of Reorganisation | – | 308 | – | 308 |
| Loss attributable to shareholders | – | – | (3,845) | (3,845) |
| Balance as at 30 September 2001 | 19,573 | 308 | (15,418) | 4,463 |

The movement in reserve have no difference except the loss for the period for the six months and three months ended 30 September, 2001. There is no movement in reserve except the loss for the period of the six months and three months ended 30 September, 2000.

# INTERIM DIVIDEND

The Board does not recommend the payment of an interim dividend for the six months ended 30 September, 2001 (2000: Nil)

# BUSINESS REVIEW AND PROSPECTS

### Business review

The Company's shares were listed on GEM on 27 July, 2001 at an issue price of HK$1.19 per share. The net proceeds of the Placing, after deducting related expenses were approximately HK$26 million.

For the six months ended 30 September, 2001, the Group's turnover of approximately HK$6,640,000 represents an increase of approximately 450% over the same period in 2000, due mainly to the increased sale of box set and OEM copies of ThizLinux and ThizOffice resulted from the increased demand of open sources software.

The Group recorded a loss of approximately HK$3,845,000 for the six months ended 30 September, 2001, representing an increase of approximately 6.6% compared to the same period in 2000. The reasons attributing to the increase in loss was the increase in operating expenses. The increase in operating expenses was mainly due to: (1) additional general expenses as a result of the enlargement of Group's operation after listing on GEM; (2) recruiting more high caliber staff to develop new application software and to improve existing Linux software products and; (3) increase in expenditure spent for a variety of marketing campaigns.

Apart from the talented management team, the Group also possesses a dedicated sales and marketing team responsible for a series of aggressive marketing campaigns. During the period under reviews, the Group has carried out marketing programs such as (1) joint promotion with training center to promote ThizLinux and ThizOffice, (2) free samples were given to a number of magazine for ThizLinux version 5.0 and ThizOffice version 2.0 and (3) holding a number of Office Migration seminars.

**Prospects**

In the past six months, the Group has made tremendous progress to become the leading Linux application software provider in Greater China. While the launch of ThizLinux and ThizOffice gained an immediate entrance for the Group into the developing Linux market, the successful listing activity of the Company also helped to generate much brand awareness. Moreover, the Group announced a strategic alliance with Taiwan Well Communication Corporation (Taiwan Stock Exchange: 5479) and Shenzhen Fenghua Telecom Company Limited to produce and distribute DVD set-top box, which would be operated by the Chinese ThizLinux software, in the PRC market. The Group also became the sole software provider for 4,000 schools in Huai Fang, Shandong Province, the PRC. Such co-operations not only broadened the Group's earning base, but also, helped raise much attention in the Linux market.

The Group is proud to see that it has established several milestones within few months after being listed. Although the effect of the Group's business expansion has not been fully reflected in its financial results, the Group has confidence in its performance for the remaining of the year.

The Group has continued to launch new products to ensure its leading position in the industry. In October 2001, the upgraded ThizLinux 5.0 and ThizOffice 2.0 were launched to better suit end-users' needs and to support languages including French, Spanish, Italian and German. As an effort to increase popularity and usage of Linux, the Group launched a software giveaway program to education institutions so as to widen its customer base and promote its product. Students can also benefit from being accustomed to Linux software at an early stage of their education. Along with the Group's effort in organizing ThizLinux seminars to the public, all of the abovementioned marketing campaigns have contributed enormously to enhance Thiz's brand name.

The PRC market presents another lucrative expansion opportunity for the Group. With the PRC Government fully supporting the usage of Linux software, the demand for user-friendly Linux application software is tremendous. As a result, the Group will establish a Beijing office, which is expected to commence operation in the coming quarter, to capture and provide service for the enormous PRC market.

The Group is pleased to see that its business strategies have been successfully implemented. Based on end-users' growing enthusiastic response towards the new products, coupled with its experienced research and development team, customer-oriented products and strong marketing network, the Group expects that its growth in second half of 2001 will continue to be promising and it will not let its supportive shareholders down.

## USE OF PROCEEDS

The proceeds from the issue of new shares pursuant to a placing of the Company in July 2001, after deduction of related expenses, amounted to approximately HK$26,000,000. Included in the above net proceeds of HK$26,000,000, approximately HK$5,100,000 and HK$5,000,000 was planned to provide additional working capital of the Group and reserve for future investment opportunities or contribution to other joint venture for the development of Linux solutions respectively. The remaining net proceeds was planned and applied up to 30 September, 2001 as follows:

| | **Originally planned*** | **Amount utilized up to 30 September 2001** |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| Contribution to the joint ventures to develop application software on Linux | 1,000 | 892 |
| Marketing and promotion | 1,500 | 692 |
| Enhancement of the Group's existing Linux products | 1,000 | 328 |
| Development of Web applications and other computing products/services | 500 | 269 |
| Purchase of hardware equipment | 300 | 61 |
| | 4,300 | 2,242 |

* Amounts are extracted from the Company's prospectus dated 20 July, 2001 issued in relation to the Company's placing and proposed listing of shares on GEM.

## PROGRESS AGAINST BUSINESS OBJECTIVES

| According to the business objectives as stated in the Company's prospectus dated 20 July, 2001 | Actual business progress in respect of the six months period ended 30 September, 2001 |
|---|---|
| **Develop and improve ThizLinux** | |
| (1) Launch ThizLinux desktop version to run in French | The French version has been launched. In addition, the versions of Spanish, Italian and German have already been launched in October 2001. The Group has also launched ThizLinux version 5.0 and ThizOffice version 2.0. |
| (2) Launch Linux manual | The Linux manual has been completed in September and launched in October 2001. |
| **Develop applications software on Linux platform with joint venture partners** | |
| (1) Launch ThizOMS | The programming of ThizOMS is still under way. It will be completed in about December 2001. |
| (2) Distribute ThizOMS in the PRC | It is expected to be distributed in January 2002. |

| | |
|---|---|
| (3) Signed binding agreements with Yuan Wang and Great Asia to re-develop applications on Linux | The Group is still in negotiation with the parties and drafting of agreements has begun. |

**Develop Linux compatible Web application software based on features of the Group's portals**

| | |
|---|---|
| Develop and launch Linux compatible office administration system software | The programming was completed in September 2001 and has started to be launched in October 2001. In addition, we have already started developing Web-based education platform. |

**Marketing strategies**

| | |
|---|---|
| (1) Free samples of ThizLinux desktop version 4.2 to magazine readers | Free samples have already been given to a number of magazines for ThizLinux version 5.0 and ThizOffice version 2.0. |
| (2) Joint promotion with training center to promote ThizLinux and ThizOffice | Joint promotion with school and educational institutions have been carried out. |
| (3) Seminar on Office Migration program | A number of such seminar has been already run. |
| (4) Press conference for ThizOMS launch | It is postponed to January 2002 due to the postponement of launch of ThizOMS. |

## DIRECTORS' INTEREST IN SHARE CAPITAL

As at 30 September, 2001, according to the register required to be kept under Section 29 of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance") or otherwise notified to the Company pursuant to the minimum standards of dealings by the Directors as referred to in Rule 5.40 to 5.59 of the Rules Governing the Listing of Securities on GEM, the interest of Directors, chief executive and their associates in shares of the Company were as follows:

| | Number of ordinary shares held | | | |
|---|---|---|---|---|
| | Personal interest | Family interest | Corporate interest | Other interest |
| Mr. Wong Hoi Wong ("Mr. Albert Wong") | – | – | – | 83,442,500 *(Note)* |
| Mr. Li Sze Tang | 40,535,000 | – | – | – |
| Ms Wanzi Huang | 6,972,500 | | | |

*Note:*

These 83,442,500 shares are held by Eaglemax International Investment Limited, a company wholly owned by Intelligent Management Limited as the trustee of Intelligent Management Discretionary Trust, a family discretionary trust the objects of which include Mr. Albert Wong and his family and any charity in the world.

Save as disclosed above, none of the Directors had any personal, family, corporate or other interests in the share capital of the Company as recorded in the register required to be kept by the Company under Section 29 of the SDI Ordinance as at 30 September, 2001.

## DIRECTORS' RIGHTS TO ACQUIRE SECURITIES

Under a share option scheme (the "Scheme") adopted by the shareholders of the Company on 6th July, 2001, the Directors may at their discretion grant options to any full-time executive director or employee of a company within the Group to subscribe for shares in the Company subject to the terms and conditions stipulated therein.

As at 30 September, 2001, no options had been granted or agreed to be granted under the Scheme.

As at 30 September, 2001, none of the Directors (including their spouses and children under 18 years of age) had been granted or exercised, any rights to subscribe for shares in the Company.

## SUBSTANTIAL SHAREHOLDERS

As at 30 September, 2001, the following entity, not being a director or chief executive of the Company, had or was deemed to have interest of 10% or more in the issued share capital of the Company, as recorded in the register required to be kept by the Company under Section 16(1) of the SDI Ordinance.

| | **Number of ordinary shares held** | **Percentage of shareholding** |
|---|---|---|
| Eaglemax International Investment Limited *(Note)* | 83,442,500 | 50.43 |

*Note:*

These 83,442,500 shares are held by Eaglemax International Investment Limited, a Company wholly owned by Intelligent Management Limited as the trustee of Intelligent Management Discretionary Trust, a family discretionary trust the objects of which include Mr. Albert Wong and his family and any charity in the world.

## MANAGEMENT SHAREHOLDERS

Save for the interests disclosed above in respect of the Directors, chief executive and their associates, the Directors are not aware of any person who, as at 30 September, 2001, was entitled to exercise or control the exercise of 5 per cent or more of the voting power at general meetings of the company and who was able, as a practical matter, to direct or influence the management of the company.

## INTEREST OF THE SPONSOR

CSC Asia Limited ("CSC") had entered into a sponsorship agreement with the Company whereby, for a fee, CSC will act as the Company's continuing sponsor for the purpose of Chapter 6 of the Rules Governing the Listing of Securities on the GEM of the Stock Exchange (the "GEM Listing Rules") for the period from 27 July, 2001 to 31 March, 2004.

None of CSC, its director, employees nor associates had any interests in the securities of the Company or any member of the Group, or any right to subscribe for or to nominate persons to subscribe for the securities of the Company or any member of the group as at 30 September, 2001.

## COMPETING INTERESTS

None of the Directors or the management shareholders of the Company (as defined in the GEM Listing Rules) of the Company or their respective associates had any interest in a business which competed or might compete with business of the Group.

## PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SHARES

During the six-month period ended 30 September, 2001, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of the Company's listed securities.

## AUDIT COMMITTEE

The Company has established an audit committee in August 2001 with its written terms of reference being in compliance with Rule 5.23 to 5.25 of the GEM Listing Rules. The primary duties of the audit committee are to review and supervise the financial reporting process and internal control systems of the Group and to provide advice and comments to the Board.

The audit committee comprises two members, namely, Ms. Li Zhe and Mr. Kwok Ming Wa, both being independent non-executive Directors of the Company.

By Order of the Board
**Sum Yan Ning**
*Company Secretary*

Hong Kong, 12 November, 2001

*This announcement will remain on the "Latest Company Announcement" page of the GEM website for at least 7 days from the date of its publication.*

# 即時科研集團有限公司*

# Thiz Technology Group Limited

*(於開曼群島註冊成立之有限公司)*

## 二零零一年中期業績報告

* 僅供識別

## 審核委員會

本公司已於二零零一年八月成立審核委員會，其職權範圍書乃根據創業板上市規則第5.23至5.25條制定。審核委員會之主要職責為審查及監督本集團之財務滙報程序及內部監控系統，並向董事會提供建議。

審核委員會共有兩名成員，即黎哲女士及郭明華先生，兩者均為本公司獨立非執行董事。

承董事會命
*公司秘書*
**沈恩寧**

香港，二零零一年十一月十二日

## 管理層股東

除上文披露有關董事、行政要員及彼等之聯繫人士之權益外，據董事所知，於二零零一年九月三十日，概無任何人士有權行使或控制行使本公司股東大會5%或以上之投票權並可實際指示或影響本公司之管理。

## 保薦人權益

群益亞洲有限公司(「群益亞洲」)已與本公司訂立保薦人協議。據此，群益亞洲將於二零零一年七月二十七日至二零零四年三月三十一日期間就聯交所創業板證券上市規則(「創業板上市規則」)第6章擔任本公司之持續保薦人，並就此收取費用。

於二零零一年九月三十日，群益亞洲、其董事、僱員或聯繫人士概無擁有本公司或本集團任何成員公司之證券權益，或可認購或委任其他人士認購本公司或本集團任何成員公司證券之任何權利。

## 構成競爭之業務權益

本公司董事或管理層股東(定義見創業板上市規則)或彼等各自之聯繫人士概無擁有與本集團業務構成或可構成競爭之業務權益。

## 購買、出售或贖回本公司上市股份

於截至二零零一年九月三十日止六個月期間，本公司及其各附屬公司並無購買、出售或贖回本公司之任何上市證券。

除上文披露者外，於二零零一年九月三十日，根據本公司按披露權益條例第29條須存置之名冊所記錄，董事概無在本公司股本中擁有任何個人 、家族、公司或其他權益。

## 董事購入證券之權利

根據本公司股東於二零零一年七月六日採納之購股權計劃(「該計劃」)，董事可酌情向本集團內一間公司之任何全職執行董事或僱員授予可根據有關條款及條件認購本公司股份之購股權。

截至二零零一年九月三十日，概無根據該計劃授出或同意授出任何購股權。

截至二零零一年九月三十日，董事(包括彼等之配偶及十八歲以下之子女)概無獲受或行使可認購本公司股份之任何權利。

## 主要股東

截至二零零一年九月三十日，根據本公司按披露權益條例第16(1)條須存置之名冊所記錄，以下企業(非本公司董事或行政要員)概無擁有或被視為擁有本公司已發行股本10%或以上權益。

| | 所持普通股數目 | 持股百分比 |
|---|---|---|
| Eaglemax International Investment Limited *(附註)* | 83,442,500 | 50.43 |

*附註：*

上述83,442,500股股份由Eaglemax International Investment Limited持有；Eaglemax International Investment Limited乃Intelligent Management Limited(為家族全權信託Intelligent Management Discretionary Trust之受託人；該項信託受益人包括王先生及其家族以及全球任何慈善團體)全資擁有之公司。

**市場推廣策略**

| | | |
|---|---|---|
| (1) | 向雜誌讀者提供ThizLinux桌面4.2版本免費樣本 | 已向多份雜誌提供ThizLinux 5.0版本及ThizOffice 2.0版本之免費樣本。 |
| (2) | 聯同培訓中心進行宣傳活動推廣ThizLinux及ThizOffice | 已聯同學校及教育機構進行宣傳推廣。 |
| (3) | 舉辦以辦公室遷移程式為主題之研討會 | 已舉辦多個該類研討會。 |
| (4) | 就ThizOMS之推出舉行記者招待會 | 因延遲推出ThizOMS，已延期至二零零二年一月。 |

## 董事之股本權益

於二零零一年九月三十日，董事、行政要員及彼等之聯繫人士根據本公司按證券(披露權益)條例(「披露權益條例」)第29條須存置之名冊所記錄或根據創業板證券上市規則第5.40至5.59條所指董事買賣證券守則最低標準須知會本公司之本公司股份權益如下：

| | 所持普通股數目 | | | |
|---|---|---|---|---|
| | **個人權益** | **家族權益** | **公司權益** | **其他權益** |
| 王凱煌先生(「王先生」) | – | – | – | 83,442,500 *(附註)* |
| 利仕騰先生 | 40,535,000 | – | – | – |
| 黃琬瑜女士 | 6,972,500 | – | – | – |

*附註：*

上述83,442,500股股份由Eaglemax International Investment Limited持有；Eaglemax International Investment Limited乃Intelligent Management Limited(為一項家族全權信託Intelligent Management Discretionary Trust之受託人；該項信託受益人包括王先生及其家族以及全球任何慈善團體)全資擁有之公司。

## 業務目標之進展

| 根據本公司於二零零一年七月二十日刊發之配售章程所述業務目標 | 截至二零零一年九月三十日止六個月期間之實際業務進展 |
|---|---|

**開發及改良ThizLinux**

| | |
|---|---|
| (1) 推出運行法語之ThizLinux桌面版本 | 經已推出該法語版本。此外，西班牙語、意大利語及德語版本亦已於二零零一年十月推出。本集團亦已推出ThizLinux 5.0版本及ThizOffice 2.0版本。 |
| (2) 推出Linux手冊 | Linux手冊已於二零零一年九月完成並於十月推出。 |

**與合營夥伴共同開發Linux平台應用軟件**

| | |
|---|---|
| (1) 推出ThizOMS | ThizOMS尚在編製程式階段，將約於二零零一年十二月完成。 |
| (2) 在中國分銷ThizOMS | 預期將約於二零零二年一月進行分銷。 |
| (3) 與遠望及宏駿簽訂具約束力之協議，重新開發在Linux上操作之應用軟件 | 本集團與有關方面仍在進行磋商，並已開始草擬協議。 |

**根據本集團門站之功能特色開發Linux兼容網上應用系統**

| | |
|---|---|
| 開發及推出Linux兼容辦公室內務行政系統軟件 | 已於二零零一年九月完成編製程式並於二零零一年十月開始推出。此外，本集團已展開網上教學平台開發工作。 |

## 所得款項用途

本公司於二零零一年七月根據配售發行新股所得款項經扣除有關開支後約為26,000,000港元。上述所得款項淨額26,000,000港元中，約5,100,000港元及5,000,000港元分別計劃用作為本集團提供額外營運資金及備用作日後投資，或注資其他合營企業以開發Linux解決方案。所得款項淨額其餘部份截至二零零一年九月三十日原計劃及已運用如下：

| | 原訂計劃* | 截至二零零一年九月三十日已動用金額 |
|---|---|---|
| | *千港元* | *千港元* |
| 注資合營企業供開發在Linux上操作之應用軟件 | 1,000 | 892 |
| 市場推廣及宣傳 | 1,500 | 692 |
| 改良本集團現有Linux產品 | 1,000 | 328 |
| 開發網絡應用軟件及其他電腦產品／服務 | 500 | 269 |
| 購買硬件設備 | 300 | 61 |
| | 4,300 | 2,242 |

* 所涉及金額乃摘錄自本公司於二零零一年七月二十日刊發，有關本公司配售股份及計劃將股份在創業板上市之配售章程。

本集團已宣佈與台灣宏傳電子股份有限公司（台灣證券交易所代號：5479）及深圳市風華電信有限公司建立策略聯盟，合作生產及於中國市場分銷以中文ThizLinux軟件操作之DVD機頂盒。同時本集團成為中國山東省濰坊4,000所學校之獨家軟件供應商。此等合作不但可擴闊本集團之盈利基礎，更有助市場增加對Linux產品之注意。

本集團上市後數月內取得這些重大進展，令本集團感到鼓舞。雖然本集團擴展業務之效益尚未完全反映在財務業績中，本集團對本年度餘下時間之表現充滿信心。

本集團繼續推出新產品，鞏固其在業內之領導地位。已提升之ThizLinux 5.0及ThizOffice 2.0在二零零一年十月推出，可配合法語、西班牙語、意大利語、德語等不同語言使用，更能迎合最終用戶之需要。為了提高Linux之普及程度及使用率，本集團向教育機構推出軟件送贈計劃，藉此擴大客戶基礎及推廣產品。學生於接受教育初期熟習Linux軟件，對他們亦有很大裨益。上述市場推廣活動，加上本集團經常公開舉辦ThizLinux研討會，大大加強了各界對Thiz品牌的認識。

中國市場為本集團提供另一可獲取厚利之拓展機會。隨着中國政府全力支持採用Linux軟件，市場對易於使用之Linux應用軟件有極大需求。因此，本集團將於北京設立辦事處，預計在下季度投入運作，為廣大之中國市場提供服務。

本集團喜見業務策略得以成功推行。鑑於最終用戶對新產品之興趣日增，加上本集團經驗豐富之研發隊伍，針對客戶需要之產品以及龐大之市場網絡，本集團預期二零零一年度下半年本集團之增長前景仍然樂觀，不會令支持本集團之股東失望。

## 中期股息

董事會建議不派付截至二零零一年九月三十日止六個月之中期股息(二零零零年：無)。

## 業務回顧及展望

### 業務回顧

本公司股份於二零零一年七月二十七日在創業板上市，發售價為每股1.19港元。經扣除有關開支後，配售所得款項淨額約為26,000,000港元。

截至二零零一年九月三十日止六個月，本集團營業額約達6,640,000港元，與二零零零年同期相比上升約450%，主要由於對開源碼軟件需求上升致使盒裝元件以及原設備製造之ThizLinux及ThizOffice軟件銷售增加。

本集團截至二零零一年九月三十日止六個月虧損約為3,845,000港元，與二零零零年同期相比增加約6.6%。虧損增加乃由於經營開支增加所致。經營開支之增加主因為：(1)本公司在創業板上市後擴充營運，一般開支因而增加；(2)為開發新的應用軟件及改良現有Linux軟件產品招聘高素質人員；及(3)多項市場推廣活動之支出增加。

除管理層人才濟濟外，本集團亦擁有對工作充滿熱誠之銷售及市場推廣人員，負責大力推行一系列市場推廣活動。回顧期內，本集團已推行之市場推廣計劃包括(1)與培訓中心合辦活動推廣ThizLinux及ThizOffice，(2)向多家雜誌社免費提供ThizLinux 5.0版及ThizOffice 2.0版樣本及(3)舉辦多次「辦公室遷移」研討會。

### 前景

在過去六個月，於邁向成為大中華區首要之Linux應用軟件供應商之目標上，本集團取得極大進展。一方面，本集團藉着推出ThizLinux及ThizOffice迅即打入日漸成長之Linux市場，另一方面，本公司上市亦加強了市場對本集團品牌之認識。此外，

本集團一間在美利堅合眾國加利福尼亞州註冊成立及經營之附屬公司於期內錄得虧損。故此，於期內根據有關法例僅須繳納最低額度之加利福尼亞州特許權稅。海外稅項指有關之最低額度加利福尼亞州特許權稅準備。

鑑於本集團在有關期間並無任何重大未提撥遞延稅項，因此概無作出任何遞延稅項準備。

5. **每股虧損**

截至二零零一年九月三十日止六個月及三個月之每股股份基本虧損乃按股東應佔虧損淨額約3,845,000港元及2,349,000港元（二零零零年：股東應佔虧損淨額3,606,000港元及1,620,000港元）計算及上述截至二零零一年九月三十日止兩個期間已發行股份148,827,000股及158,102,000股（二零零零年：139,450,000股及139,450,000股）之加權平均股數計算。由於並無攤薄潛在普通股，因此概無呈示每股攤薄虧損。

6. **儲備變動**

| | 股份溢價賬 | 併購儲備 | 累計虧損 | 總計 |
|---|---|---|---|---|
| | *千港元* | *千港元* | *千港元* | *千港元* |
| 二零零一年四月一日結餘 | – | – | (11,573) | (11,573) |
| 發行股份產生溢價 | 28,340 | – | – | 28,340 |
| 股份發行開支 | (4,766) | – | – | (4,766) |
| 資本化發行 | (13,917) | – | – | (13,917) |
| 股東貸款資本化溢價 | 9,916 | – | – | 9,916 |
| 重組影響 | – | 308 | – | 308 |
| 股東應佔虧損 | – | – | (3,845) | (3,845) |
| 二零零一年九月三十日結餘 | 19,573 | 308 | (15,418) | 4,463 |

截至二零零一年九月三十日止六個月及三個月期間之儲備除虧損外概無任何變動。
截至二零零零年九月三十日止六個月及三個月期間之儲備除虧損外概無任何變動。

*附註：*

1. **集團重組及綜合收益表之編製基準**

本公司於二零零零年十二月六日根據公司法（二零零零年修訂本）在開曼群島註冊成立為受豁免有限公司。

為籌備本公司股份在創業板上市，本公司及其附屬公司進行集團重組以整頓集團架構（「重組」），據此，本公司發行股份以換取Thiz Technology Group (BVI) Holdings Limited及其附屬公司之全部已發行股本，並藉此於二零零一年七月五日成為本集團之控股公司。

本公司股份自二零零一年七月二十七日起在創業板上市。

本集團因重組被視為一持續經營企業。故此，綜合收益表已假設本公司一直為本集團之控股公司而編製。董事認為，根據以上基準編製之綜合收益表公平地呈示本集團之整體業績。

編製未經審核合併業績所採納之主要會計政策符合香港會計師公會頒佈之會計實務準則。

2. **營業額**

營業額指售出Linux相關產品、分銷收入、提供Linux相關服務與網絡設計服務費用及透過電子商貿平台銷售電腦產品之佣金收入／發票值，經扣除退貨及折扣。

3. **所佔一間共同控制企業虧損**

有關金額指所佔即時盛創企業系統有限公司於截至二零零一年九月三十日止期間之虧損。

4. **稅項**

由於本集團在截至二零零一年九月三十日止六個月及截至二零零零年九月三十日止六個月內並無在香港產生任何應課稅溢利，因此概無作出香港利得稅撥備。

## 概要

- 本集團截至二零零一年九月三十日止六個月錄得營業額約6,640,000港元。
- 股東應佔虧損約3,845,000港元。
- 本公司董事（「董事」）建議不派發截至二零零一年九月三十日止六個月之中期股息。

## 業績

即時科研集團有限公司（「本公司」）董事會（「董事會」）欣然宣佈本公司及其附屬公司（統稱「本集團」）截至二零零一年九月三十日止三個月及六個月之未經審核合併業績，連同二零零零年同期未經審核比較數字如下：

| | | 截至九月三十日止三個月 | | 截至九月三十日止六個月 | |
|---|---|---|---|---|---|
| | | 二零零一年 | 二零零零年 | 二零零一年 | 二零零零年 |
| | 附註 | 千港元 | 千港元 | 千港元 | 千港元 |
| 營業額 | 2 | **4,074** | 1,184 | **6,640** | 1,215 |
| 銷售成本 | | **(2,590)** | (450) | **(4,597)** | (450) |
| 毛利 | | **1,484** | 734 | **2,043** | 765 |
| 其他收入 | | **159** | 73 | **260** | 149 |
| 經營開支 | | **(3,727)** | (2,423) | **(5,719)** | (4,514) |
| 經營虧損 | | **(2,084)** | (1,616) | **(3,416)** | (3,600) |
| 所佔一間共同控制企業虧損 | 3 | **(265)** | – | **(427)** | – |
| 除稅前虧損 | | **(2,349)** | (1,616) | **(3,843)** | (3,600) |
| 稅項 | 4 | | | | |
| －香港 | | **–** | – | **–** | – |
| －海外 | | **–** | (4) | **(2)** | (6) |
| 期內虧損 | | **(2,349)** | (1,620) | **(3,845)** | (3,606) |
| 股息 | | **–** | – | **–** | – |
| 每股虧損 | | | | | |
| －基本（仙） | 5 | **(1.48)** | (1.16) | **(2.58)** | (2.58) |

## 香港聯合交易所有限公司(「聯交所」)創業板的特色

創業板為帶有高投資風險之公司提供一個上市之市場。尤其在創業板上市之公司毋須有過往溢利記錄，亦毋須預測未來溢利。此外，在創業板上市之公司可因其新興性質及該等公司經營業務之行業或國家而帶有風險。有意投資之人士應了解投資於該等公司之潛在風險，並經過審慎周詳之考慮後方作出投資決定。創業板之較高風險及其他特色表示創業板較適合專業及其他豐富經驗之投資者。

由於創業板上市公司新興之性質使然，在創業板買賣之證券可能會較於主板買賣之證券承受較大之市場波動風險，同時無法保證在創業板買賣之證券會有高流通量之市場。

創業板發佈資料之主要途徑乃在聯交所設立之互聯網網站刊登。上市公司一般毋須在憲報指定報章刊登付款公佈披露資料。因此，有意投資之人士應注意彼等能閱覽創業板網站，以便取得創業板上市發行人之最新資料。

*香港聯合交易所有限公司對本報告的內容概不負責，對其準確性或完整性亦不發表聲明，並明確表示概不會就因本報告全部或任何部分內容而產生或因依賴該等內容而引致之任何損失承擔任何責任。*

*本報告(即時科研集團有限公司各董事(「董事」)願共同及個別對此承擔全部責任)乃遵照香港聯合交易所有限公司《創業板證券上市規則》的規定而提供有關即時科研集團有限公司的資料。各董事經作出一切合理查詢後確認，就彼等所知及所信：1.本報告所載資料在各重大方面均屬準確及完整，且無誤導成分；2.本報告並無遺漏任何事實致使其中所載任何內容產生誤導；及3.本報告內表達的一切意見乃經審慎周詳考慮後方作出，並以公平合理的基準和假設為依據。*

## AUDIT COMMITTEE

The Company has established an audit committee in August 2001 with its written terms of reference being in compliance with Rule 5.23 to 5.25 of the GEM Listing Rules. The primary duties of the audit committee are to review and supervise the financial reporting process and internal control systems of the Group and to provide advice and comments to the Board.

The audit committee comprises two members, namely, Ms. Li Zhe and Mr. Kwok Ming Wa, both being independent non-executive Directors of the Company.

By Order of the Board
**Sum Yan Ning**
*Company Secretary*

Hong Kong, 12 November, 2001

## MANAGEMENT SHAREHOLDERS

Save for the interests disclosed above in respect of the Directors, chief executive and their associates, the Directors are not aware of any person who, as at 30 September, 2001, was entitled to exercise or control the exercise of 5 per cent or more of the voting power at general meetings of the company and who was able, as a practical matter, to direct or influence the management of the company.

## INTEREST OF THE SPONSOR

CSC Asia Limited ("CSC") had entered into a sponsorship agreement with the Company whereby, for a fee, CSC will act as the Company's continuing sponsor for the purpose of Chapter 6 of the Rules Governing the Listing of Securities on the GEM of the Stock Exchange (the "GEM Listing Rules") for the period from 27 July, 2001 to 31 March, 2004.

None of CSC, its director, employees nor associates had any interests in the securities of the Company or any member of the Group, or any right to subscribe for or to nominate persons to subscribe for the securities of the Company or any member of the group as at 30 September, 2001.

## COMPETING INTERESTS

None of the Directors or the management shareholders of the Company (as defined in the GEM Listing Rules) of the Company or their respective associates had any interest in a business which competed or might compete with business of the Group.

## PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SHARES

During the six-month period ended 30 September, 2001, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of the Company's listed securities.

Save as disclosed above, none of the Directors had any personal, family, corporate or other interests in the share capital of the Company as recorded in the register required to be kept by the Company under Section 29 of the SDI Ordinance as at 30 September, 2001.

## DIRECTORS' RIGHTS TO ACQUIRE SECURITIES

Under a share option scheme (the "Scheme") adopted by the shareholders of the Company on 6th July, 2001, the Directors may at their discretion grant options to any full-time executive director or employee of a company within the Group to subscribe for shares in the Company subject to the terms and conditions stipulated therein.

As at 30 September, 2001, no options had been granted or agreed to be granted under the Scheme.

As at 30 September, 2001, none of the Directors (including their spouses and children under 18 years of age) had been granted or exercised, any rights to subscribe for shares in the Company.

## SUBSTANTIAL SHAREHOLDERS

As at 30 September, 2001, the following entity, not being a director or chief executive of the Company, had or was deemed to have interest of 10% or more in the issued share capital of the Company, as recorded in the register required to be kept by the Company under Section 16(1) of the SDI Ordinance.

| | Number of ordinary shares held | Percentage of shareholding |
|---|---|---|
| Eaglemax International Investment Limited *(Note)* | 83,442,500 | 50.43 |

*Note:*

These 83,442,500 shares are held by Eaglemax International Investment Limited, a Company wholly owned by Intelligent Management Limited as the trustee of Intelligent Management Discretionary Trust, a family discretionary trust the objects of which include Mr. Albert Wong and his family and any charity in the world.

**Marketing strategies**

| | | |
|---|---|---|
| (1) | Free samples of ThizLinux desktop version 4.2 to magazine readers | Free samples have already been given to a number of magazines for ThizLinux version 5.0 and ThizOffice version 2.0. |
| (2) | Joint promotion with training center to promote ThizLinux and ThizOffice | Joint promotion with school and educational institutions have been carried out. |
| (3) | Seminar on Office Migration program | A number of such seminar has been already run. |
| (4) | Press conference for ThizOMS launch | It is postponed to January 2002 due to the postponement of launch of ThizOMS. |

## DIRECTORS' INTEREST IN SHARE CAPITAL

As at 30 September, 2001, according to the register required to be kept under Section 29 of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance") or otherwise notified to the Company pursuant to the minimum standards of dealings by the Directors as referred to in Rule 5.40 to 5.59 of the Rules Governing the Listing of Securities on GEM, the interest of Directors, chief executive and their associates in shares of the Company were as follows:

| | Number of ordinary shares held | | | |
|---|---|---|---|---|
| | **Personal interest** | **Family interest** | **Corporate interest** | **Other interest** |
| Mr. Wong Hoi Wong ("Mr. Albert Wong") | – | – | – | 83,442,500 *(Note)* |
| Mr. Li Sze Tang | 40,535,000 | – | – | – |
| Ms Wanzi Huang | 6,972,500 | – | – | – |

*Note:*

These 83,442,500 shares are held by Eaglemax International Investment Limited, a company wholly owned by Intelligent Management Limited as the trustee of Intelligent Management Discretionary Trust, a family discretionary trust the objects of which include Mr. Albert Wong and his family and any charity in the world.

## PROGRESS AGAINST BUSINESS OBJECTIVES

| According to the business objectives as stated in the Company's prospectus dated 20 July, 2001 | Actual business progress in respect of the six months period ended 30 September, 2001 |
|---|---|

**Develop and improve ThizLinux**

| | |
|---|---|
| (1) Launch ThizLinux desktop version to run in French | The French version has been launched. In addition, the versions of Spanish, Italian and German have already been launched in October 2001. The Group has also launched ThizLinux version 5.0 and ThizOffice version 2.0. |
| (2) Launch Linux manual | The Linux manual has been completed in September and launched in October 2001. |

**Develop applications software on Linux platform with joint venture partners**

| | |
|---|---|
| (1) Launch ThizOMS | The programming of ThizOMS is still under way. It will be completed in about December 2001. |
| (2) Distribute ThizOMS in the PRC | It is expected to be distributed in January 2002. |
| (3) Signed binding agreements with Yuan Wang and Great Asia to re-develop applications on Linux | The Group is still in negotiation with the parties and drafting of agreements has begun. |

**Develop Linux compatible Web application software based on features of the Group's portals**

| | |
|---|---|
| Develop and launch Linux compatible office administration system software | The programming was completed in September 2001 and has started to be launched in October 2001. In addition, we have already started developing Web-based education platform. |

## USE OF PROCEEDS

The proceeds from the issue of new shares pursuant to a placing of the Company in July 2001, after deduction of related expenses, amounted to approximately HK$26,000,000. Included in the above net proceeds of HK$26,000,000, approximately HK$5,100,000 and HK$5,000,000 was planned to provide additional working capital of the Group and reserve for future investment opportunities or contribution to other joint venture for the development of Linux solutions respectively. The remaining net proceeds was planned and applied up to 30 September, 2001 as follows:

| | **Originally planned*** | **Amount utilized up to 30 September 2001** |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| Contribution to the joint ventures to develop application software on Linux | 1,000 | 892 |
| Marketing and promotion | 1,500 | 692 |
| Enhancement of the Group's existing Linux products | 1,000 | 328 |
| Development of Web applications and other computing products/services | 500 | 269 |
| Purchase of hardware equipment | 300 | 61 |
| | 4,300 | 2,242 |

* Amounts are extracted from the Company's prospectus dated 20 July, 2001 issued in relation to the Company's placing and proposed listing of shares on GEM.

listing activity of the Company also helped to generate much brand awareness. Moreover, the Group announced a strategic alliance with Taiwan Well Communication Corporation (Taiwan Stock Exchange: 5479) and Shenzhen Fenghua Telecom Company Limited to produce and distribute DVD set-top box, which would be operated by the Chinese ThizLinux software, in the PRC market. The Group also became the sole software provider for 4,000 schools in Huai Fang, Shandong Province, the PRC. Such co-operations not only broadened the Group's earning base, but also, helped raise much attention in the Linux market.

The Group is proud to see that it has established several milestones within few months after being listed. Although the effect of the Group's business expansion has not been fully reflected in its financial results, the Group has confidence in its performance for the remaining of the year.

The Group has continued to launch new products to ensure its leading position in the industry. In October 2001, the upgraded ThizLinux 5.0 and ThizOffice 2.0 were launched to better suit end-users' needs and to support languages including French, Spanish, Italian and German. As an effort to increase popularity and usage of Linux, the Group launched a software giveaway program to education institutions so as to widen its customer base and promote its product. Students can also benefit from being accustomed to Linux software at an early stage of their education. Along with the Group's effort in organizing ThizLinux seminars to the public, all of the abovementioned marketing campaigns have contributed enormously to enhance Thiz's brand name.

The PRC market presents another lucrative expansion opportunity for the Group. With the PRC Government fully supporting the usage of Linux software, the demand for user-friendly Linux application software is tremendous. As a result, the Group will establish a Beijing office, which is expected to commence operation in the coming quarter, to capture and provide service for the enormous PRC market.

The Group is pleased to see that its business strategies have been successfully implemented. Based on end-users' growing enthusiastic response towards the new products, coupled with its experienced research and development team, customer-oriented products and strong marketing network, the Group expects that its growth in second half of 2001 will continue to be promising and it will not let its supportive shareholders down.

## :NTERIM DIVIDEND

[he Board does not recommend the payment of an interim dividend for the six months ended ;0 September, 2001 (2000: Nil).

## 3USINESS REVIEW AND PROSPECTS

### 3usiness review

[he Company's shares were listed on GEM on 27 July, 2001 at an issue price of HK$1.19 per ;hare. The net proceeds of the Placing, after deducting related expenses were approximately IK$26 million.

'or the six months ended 30 September, 2001, the Group's turnover of approximately IK$6,640,000 represents an increase of approximately 450% over the same period in 2000, due nainly to the increased sale of box set and OEM copies of ThizLinux and ThizOffice resulted rom the increased demand of open sources software.

'he Group recorded a loss of approximately HK$3,845,000 for the six months ended 30 ;eptember, 2001, representing an increase of approximately 6.6% compared to the same period n 2000. The reasons attributing to the increase in loss was the increase in operating expenses. 'he increase in operating expenses was mainly due to: (1) additional general expenses as a esult of the enlargement of Group's operation after listing on GEM; (2) recruiting more high aliber staff to develop new application software and to improve existing Linux software roducts and; (3) increase in expenditure spent for a variety of marketing campaigns.

\part from the talented management team, the Group also possesses a dedicated sales and narketing team responsible for a series of aggressive marketing campaigns. During the period inder reviews, the Group has carried out marketing programs such as (1) joint promotion with raining center to promote ThizLinux and ThizOffice, (2) free samples were given to a number f magazine for ThizLinux version 5.0 and ThizOffice version 2.0 and (3) holding a number of )ffice Migration seminars.

### 'rospects

n the past six months, the Group has made tremendous progress to become the leading Linux pplication software provider in Greater China. While the launch of ThizLinux and ThizOffice ained an immediate entrance for the Group into the developing Linux market, the successful

A subsidiary of the Group, which was incorporated and operated in California of the United States of America, suffered losses during the periods. Accordingly, it was only required to pay the minimum California franchise tax during the periods in accordance with the relevant legislation. Overseas taxation represents the provision for such minimum California franchise tax.

No provision for deferred taxation has been made as the Group did not have any significant unprovided deferred tax in respect of the period.

**5. Loss per share**

The calculation of basic loss per share for the six months and three months ended 30 September, 2001 is based on the net loss attributable to shareholders of approximately HK$3,845,000 and HK$2,349,000 (2000: net loss attributable to shareholders of HK$3,606,000 and HK$1,620,000) and the weighted average number of 148,827,000 shares and 158,102,000 shares in issue during the aforementioned two periods ended 30 September 2001 (2000: 139,450,000 shares and 139,450,000 shares). No diluted loss per share is shown because there were no dilutive potential ordinary shares.

**6. Movement of reserves**

| | **Share premium account** | **Merger reserve** | **Accumulated losses** | **Total** |
|---|---|---|---|---|
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| Balance as at 1 April 2001 | – | – | (11,573) | (11,573) |
| Premium on issue of Shares | 28,340 | – | – | 28,340 |
| Share issuance expenses | (4,766) | – | – | (4,766) |
| Capitalization issue | (13,917) | – | – | (13,917) |
| Premium on capitalization of shareholders loan | 9,916 | – | – | 9,916 |
| Effect of Reorganisation | – | 308 | – | 308 |
| Loss attributable to shareholders | – | – | (3,845) | (3,845) |
| Balance as at 30 September 2001 | 19,573 | 308 | (15,418) | 4,463 |

The movement in reserve have no difference except the loss for the period for the six months and three months ended 30 September, 2001. There is no movement in reserve except the loss for the period of the six months and three months ended 30 September, 2000.

*Notes:*

1. **Group reorganization and basis of preparation of consolidated income statements**

The Company was incorporated in the Cayman Islands on 6 December, 2000 as an exempted company with limited liability under the Companies Law (2000 Revision).

Pursuant to a group reorganisation (the "Reorganisation") to rationalize the structure of the Company and its subsidiaries in the preparation for the listing of the Company's shares on GEM, the Company issued shares in exchange for the entire issued share capital of Thiz Technology Group (BVI) Holdings Limited and its subsidiaries and thereby became the holding company of the Group on 5 July, 2001.

The shares of the Company have been listed on GEM with effect from 27 July, 2001.

The Group resulting from the Reorganisation is regarded as a continuing entity. Accordingly, the consolidated income statements have been prepared as if the Company had always been the holding company of the Group. In the opinion of the Directors, the consolidated income statements prepared on the above basis present fairly the results of the Group as a whole.

The principal accounting policies adopted in preparing the unaudited combined results conform with Statement of Standard Accounting Practice issued by Hong Kong Society of Accountants.

2. **Turnover**

Turnover represents the invoiced value of Linux related products sold, distribution income, Linux related services and Web design services rendered and commission income/invoiced value of computer products sold through e-commerce platforms, after allowances for returns and discounts.

3. **Share of loss of a jointly controlled entity**

The amount represents the share of loss of Thiz Grandmass ERP Systems Limited for the periods ended 30 September, 2001.

4. **Taxation**

No provision for Hong Kong profits tax has been made as the Group did not generate any assessable profits in Hong Kong during the six months ended 30 September, 2001 and 30 September, 2000.

## SUMMARY

- The Group recorded a turnover of approximately HK$6,640,000 for the six months ended 30 September, 2001.
- Loss attributable to shareholders was approximately HK$3,845,000.
- The directors of the Company (the "Directors") do not recommend the payment of an interim dividend for the six months ended 30 September, 2001.

## RESULTS

The board of Directors (the "Board') of Thiz Technology Group Limited (the "Company") is pleased to announce the unaudited combined results of the Company and its subsidiaries (together the "Group") for the three months and six months ended 30 September, 2001 together with the comparative unaudited figures for the corresponding periods in 2000 as follows:

| | | For the three months ended 30 September | | For the six months ended 30 September | |
|---|---|---|---|---|---|
| | | **2001** | 2000 | **2001** | 2000 |
| | *Notes* | ***HK$'000*** | *HK$'000* | ***HK$'000*** | *HK$'000* |
| Turnover | *2* | **4,074** | 1,184 | **6,640** | 1,215 |
| Cost of sales | | **(2,590)** | (450) | **(4,597)** | (450) |
| Gross profit | | **1,484** | 734 | **2,043** | 765 |
| Other income | | **159** | 73 | **260** | 149 |
| Operating expenses | | **(3,727)** | (2,423) | **(5,719)** | (4,514) |
| Loss from operations | | **(2,084)** | (1,616) | **(3,416)** | (3,600) |
| Share of loss of jointly controlled entity | *3* | **(265)** | – | **(427)** | – |
| Loss before tax | | **(2,349)** | (1,616) | **(3,843)** | (3,600) |
| Taxation | *4* | | | | |
| – Hong Kong | | – | – | – | – |
| – Overseas | | – | (4) | **(2)** | (6) |
| Loss for the period | | **(2,349)** | (1,620) | **(3,845)** | (3,606) |
| Dividend | | – | – | – | – |
| Loss per share | | | | | |
| – Basic (in cents) | *5* | **(1.48)** | (1.16) | **(2.58)** | (2.58) |

## :HARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE TOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

**;EM has been established as a market designed to accommodate companies to which a igh investment risk may be attached. In particular, companies may list on GEM with either a track record of profitability nor any obligation to forecast future profitability. 'urthermore, there may be risks arising out of the emerging nature of companies listed on ;EM and the business sectors or countries in which the companies operate. Prospective ıvestors should be aware of the potential risks of investing in such companies and should ıake the decision to invest only after due and careful consideration. The greater risk rofile and other characteristics of GEM mean that it is a market more suited to rofessional and other sophisticated investors.**

**;iven the emerging nature of companies listed on GEM, there is a risk that securities raded on GEM may be more susceptible to high market volatility than securities traded n the Main Board and no assurance is given that there will be a liquid market in the ecurities traded on GEM.**

**'he principal means of information dissemination on GEM is publication on the internet 'ebsite operated by the Stock Exchange. Listed companies are not generally required to ssue paid announcement in gazetted newspapers. Accordingly, prospective investors hould note that they need to have access to the GEM website in order to obtain up-to-ate information on GEM listed issuers.**

*'he Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this eport, makes no representation as to its accuracy or completeness and expressly disclaims any ability whatsoever for any loss howsoever arising from or in reliance upon the whole or any art of the contents of this report.*

*'his report, for which the directors (the "Directors") of Thiz Technology Group Limited ollectively and individually accept full responsibility, includes particulars given in compliance 'ith the Rules Governing the Listing of Securities on the Growth Enterprise Market of The tock Exchange of Hong Kong Limited for the purpose of giving information with regard to Thiz 'echnology Group Limited. The Directors, having made all reasonable enquiries, confirm that, ) the best of their knowledge and belief: 1. the information contained in this report is accurate nd complete in all material respects and not misleading; 2. there are no other matters the mission of which would make any statement in this report misleading; and 3. all opinions xpressed in this report have been arrived at after due and careful consideration and are ɔunded on bases and assumptions that are fair and reasonable.*

即時科研集團有限公司*

# Thiz Technology Group Limited

*(incorporated in the Cayman Islands with limited liability)*

## Interim Report 2001

* *For identification purposes only*

THIZ TECHNOLOGY<08119> - Suspension of Trading
At the request of Thiz Technology Group Limited (the "Company"), trading in its shares will be suspended with effect from 10:00 a.m. today (19/12/2001) pending an announcement in respect of possible change in capital of the Company.

# THIZ TECHNOLOGY GROUP LIMITED
# 即時科研集團有限公司 *

*(incorporated in the Cayman Islands with limited liability)*



## PROPOSED SUBDIVISION OF SHARES OF HK$0.10 EACH INTO TEN SHARES OF HK$0.01 EACH

The Board of Thiz Technology Group Limited proposes that each of the existing issued and unissued shares of HK$0.10 each of the Company be subdivided into 10 shares of HK$0.01 each.

The said subdivision of shares is conditional.

Each board lot of the subdivided shares of HK$0.01 each will be 10,000 shares.

At the request of Thiz Technology Group Limited, trading of shares in Thiz Technology Group Limited was suspended from 10:00 a.m. on 19 December 2001 pending the publication of this announcement. Application has been made for the resumption of trading of the shares in Thiz Technology Group Limited from 10:00 a.m. on 21 December 2001.

### THE SUBDIVISION

The Board proposes that each of the existing issued and unissued Shares be subdivided into ten Subdivided Shares. The Subdivided Shares will rank pari passu in all respects with each other and the Subdivision will not result in any change in the relevant rights of the shareholders of the Company.

* *For identification purpose only*

**Conditions of the Subdivision**

The Subdivision is conditional upon (i) the passing of an ordinary resolution by the shareholders of the Company at the forthcoming EGM to approve the Subdivision; and (ii) the GEM Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the Subdivided Shares and any new Subdivided Shares which may fall to be issued pursuant to the exercise of options granted under the Company's share option scheme on GEM.

**Change in Authorised and Issued Share Capital**

As at the Latest Practicable Date, the authorised share capital of the Company is HK$50,000,000 which is divided into 500,000,000 Shares of which 165,450,000 Shares are in issue. Immediately upon the Subdivision becoming effective and on the basis that 165,450,000 Shares are in issue, 1,654,500,000 Subdivided Shares will be in issue pursuant to the Share Subdivision and the authorised share capital of the Company will be divided into ten Subdivided Shares of HK$0.01 each. On the Latest Practicable Date, the Shares have been trading at a closing price of HK$3.50 as quoted on the Stock Exchange.

**Trading Board Lot Size**

Currently, the Shares are trading in board lots of 2,000 Shares. Upon completion of the Subdivision, the trading in shares of the Company will be in board lots of 10,000 Subdivided Shares.

**Exchange of certificates**

New certificates for Subdivided Shares will be issued in green in order to distinguish them from certificates for existing Shares which are purple in colour.

Shareholders are urged to exchange their certificates for existing Shares for new certificates for Subdivided Shares as soon as possible on or after 24 January 2002. This may be done free of charge by delivering the certificates for existing Shares to the branch share registrar of the Company in Hong Kong, Tengis Limited, 4th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong before 4:00 p.m. on 8 March 2002. Thereafter, certificates for existing Shares will be accepted for exchange only on payment of a fee of HK$2.5 (or such higher amount as may from time to time be allowed by the Stock Exchange) for each new certificate for Subdivided Shares. Shareholder will be entitled to aggregate his/her Shares registered in his/her name in order to obtain new certificates for Subdivided Shares in board lot(s) of 10,000 Subdivided Shares.

Certificates for existing Shares will only be valid for delivery and settlement in respect of dealings for the period up to 5 March 2002 and thereafter will not be accepted for dealing purposes. However, the certificates for existing Shares will continue to be good evidence of legal title to the Subdivided Shares on the basis of one Share for ten Subdivided Shares and may be exchanged for new certificates for Subdivided Shares at any time. Such Shareholders shall be entitled to tender their certificates for existing Shares in exchange for new certificates for the Subdivided Shares in board lots of 10,000 Subdivided Shares so that their shareholding may be accurately represented by the new certificates for the Subdivided Shares.

## REASONS FOR THE SUBDIVISION

The average closing price of the Shares since the listing of the Company on the GEM on 27 July 2001 is approximately HK$2.74. The Board considers that it may be the public investors' idea that the unit price per Share may appear to be on the high side comparing with other companies listed on the GEM. The Board considers that the reduction in unit price per Share can attract more investors. Moreover, since the monetary value of each board lot of 10,000 Subdivided Shares upon the completion of the Subdivision will be much less than the value of each existing board lot of 2,000 Shares, the Board considers that completion of the Subdivision should enhance the liquidity of the Subdivided Shares and thus lowering the costs per board lot for acquisition by investors resulting in a better reflection of the true value of the shares in the Company. The availability of a bigger pool of investors also facilitates shareholders' enjoyment in the growth of the Company. Hence, the Board is of the view that the Subdivision is in the interests of the Company and its shareholders as a whole.

## EXPECTED TIMETABLE OF THE SUBDIVISION

| | *2002* |
|---|---|
| Latest time for lodging forms of proxy for the EGM | 4:00 p.m. on Monday, 21 January |
| EGM | 4:00 p.m. on Wednesday, 23 January |
| Effective Date of the Subdivision | after the close of business, Wednesday, 23 January |
| Original counter for trading in existing Shares in board lots of 2,000 Shares temporary closes | 10:00 a.m. on Thursday, 24 January |
| Temporary counter for trading in board lots of 20,000 Subdivided Shares (in the form of certificates for existing Shares) opens | 10:00 a.m. on Thursday, 24 January |

First day of free-exchange of certificates for existing Shares for new certificates for the Subdivided Shares . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Thursday, 24 January

Original counter for trading in Subdivided Shares in board lots of 10,000 Subdivided Shares (in the form of new certificates for Subdivided Shares) reopens . . . . . . . . . . . . . . . . . . . . 10:00 a.m. on Thursday, 7 February

Parallel trading in Subdivided Shares (in the form of new certificates for Subdivided Shares in the original counter and certificates for existing Shares in the temporary counter) commences . . . . . . . . . . . . . . . . . . . . . . 10:00 a.m. on Thursday, 7 February

Temporary counter for trading in Subdivided Shares in board lots of 20,000 Subdivided Shares (in the form of certificates for existing Share) closes . . . . . . . . . . . . . . . . . . . . 4:00 p.m. on Tuesday, 5 March

Parallel trading in Subdivided Shares (in the form of new certificates for Subdivided Shares in the original counter and certificates for existing Shares in the temporary counter) ends . . . . . . . . . . . . . . . . . . . . . . 4:00 p.m. on Tuesday, 5 March

Last day for free exchange of certificates for existing Shares for new certificates for Subdivided Shares . . . . . . . . . . . . . . . . . 4:00 p.m. on Friday, 8 March

**GENERAL**

A circular containing, among other things, the details of the Subdivision, trading arrangement in respect of the Subdivided Shares and a notice convening the EGM will be despatched to the shareholders of the Company as soon as practicable.

An application will be made to the GEM Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Subdivided Shares and any new Subdivided Shares which may fall to be issued pursuant to the exercise of options granted under the Company's share option scheme.

At the request of the Company, trading of shares in the Company was suspended from 10:00 a.m. on 19 December 2001 pending the publication of this announcement. Application has been made for the resumption of trading of the shares in the Company from 10:00 a.m. on 21 December 2001.

**DEFINITIONS USED**

| | |
|---|---|
| "Board" | the board of directors of the Company |
| "Company" | Thiz Technology Group Limited, an exempted company incorporated in the Cayman Islands with limited liability |
| "EGM" | the extraordinary general meeting of the Company to be held on 23 January 2002 (or such other date as the Board may determine at the time of despatch of the circular as referred to in this announcement) to approve, the Subdivision |
| "GEM" | the Growth Enterprise Market of the Stock Exchange |
| "Latest Practicable Date" | 18 December 2001 |
| "Share(s)" | share(s) of HK$0.10 each in the capital of the Company |
| "Subdivision" | the proposed subdivision of each of the issued and unissued Shares into ten Subdivided Shares |
| "Stock Exchange" | The Stock Exchange of Hong Kong Limited |
| "Subdivided Share(s)" | shares of HK$0.01 each in the capital of the Company upon completion of the Subdivision |
| "HK$" | Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region of the People's Republic of China |

On Behalf of the Board
**Li Sze Tang**
*Chairman*

Hong Kong, 20 December 2001.

*This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the Company. The directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.*

*This announcement will appear on the GEM website at http://www.hkgem.com on the "Latest Company Announcements" page for 7 days from the day of its posting thereon.*

# IMPORTANT

The Stock Exchange of Hong Kong Limited and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

**If you are in any doubt** as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant, or other professional adviser.

**If you have sold** all your shares in Thiz Technology Group Limited, you should at once hand this circular together with the accompanying form of proxy to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

02 JUL -2 AM 10:01

# THIZ TECHNOLOGY GROUP LIMITED

# 即時科研集團有限公司*

*(incorporated in the Cayman Islands with limited liability)*

## PROPOSED SUBDIVISION OF SHARES OF HK$0.10 EACH INTO TEN SHARES OF HK$0.01 EACH

This circular, for which the directors of Thiz Technology Group Limited collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief, (i) the information contained in this circular is accurate and complete in all material aspects and not misleading; (ii) there are no other matters the omission of which would make any statement herein misleading; and (iii) all opinions expressed in this circular have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

A notice convening the Extraordinary General Meeting of Thiz Technology Group Limited to be held at 4:00 p.m. on Wednesday, 23 January 2002 at Room 1701-4, 17/F., Hang Seng Building, 77 Des Voeux Road Central, Hong Kong is set out on pages 11 and 12 of this circular. Whether or not you are able to attend the meeting, you should please complete and return the enclosed form of proxy to the Company's head office and principal place of business in Hong Kong at Room 1701-4, 17/F., Hang Seng Building, 77 Des Voeux Road Central, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the meeting. Completion and delivery of the form of proxy will not prevent you from attending and voting at the Extraordinary General Meeting if you so wish.

* *For identification purposes only*

7 January 2002

# CONTENTS

# CHARACTERISTICS OF GEM

The Growth Enterprise Market of the Stock Exchange has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to GEM website in order to obtain up-to-date information on GEM-listed issuers.

| | |
|---|---|
| "Board" | the board of Directors |
| "CCASS" | Central Clearing and Settlement System, established and operated by Hongkong Clearing |
| "Company" | Thiz Technology Group Limited, an exempted company incorporated in the Cayman Islands with limited liability |
| "Director(s)" | the director(s) of the Company |
| "EGM" | the extraordinary general meeting of the Company to be held on 23 January 2002 |
| "GEM" | the Growth Enterprise Market of the Stock Exchange |
| "GEM Listing Rules" | the Rules Governing the Listing of Securities on GEM |
| "Hong Kong" | Hong Kong Special Administrative Region of the People's Republic of China |
| "Hongkong Clearing" | Hong Kong Securities Clearing Company Limited |
| "HK$" | Hong Kong dollars, the lawful currency of Hong Kong |
| "Latest Practicable Date" | 2 January 2002, being the latest practicable date prior to the printing of this circular for ascertaining certain information referred to in this circular |
| "Share(s)" | share(s) of HK$0.10 each in the capital of the Company |
| "Shareholder(s)" | holder(s) of Shares or Subdivided Shares, as the case may be |
| "Share Option Scheme" | the share option scheme adopted by the Company on 6 July 2001 |
| "Subdivision" | the proposed subdivision of each of the issued and unissued Shares into ten Subdivided Shares |
| "Stock Exchange" | The Stock Exchange of Hong Kong Limited |
| "Subdivided Share(s)" | share(s) of HK$0.01 each in the capital of the Company proposed to be created by the Subdivision |

# EXPECTED TIMETABLE

*Year 2002*

| | |
|---|---|
| Latest time for lodging forms of proxy for the EGM | 4:00 p.m. on Monday, 21 January |
| EGM | 4:00 p.m. on Wednesday, 23 January |
| Effective Date of the Subdivision | after the close of business, Wednesday, 23 January |
| Dealings in Subdivided Shares commence | 10:00 a.m. on Thursday, 24 January |
| Original counter for trading in existing Shares in board lots of 2,000 Shares temporary closes | 10:00 a.m. on Thursday, 24 January |
| Temporary counter for trading in board lots of 20,000 Subdivided Shares (in the form of certificates for existing Shares) opens | 10:00 a.m. on Thursday, 24 January |
| First day of free-exchange of certificates for existing Shares for new certificates for the Subdivided Shares | Thursday, 24 January |
| Original counter for trading in Subdivided Shares in board lots of 10,000 Subdivided Shares (in the form of new certificates for Subdivided Shares) reopens | 10:00 a.m. on Thursday, 7 February |
| Parallel trading in Subdivided Shares (in the form of new certificates for Subdivided Shares in the original counter and certificates for existing Shares in the temporary counter) commences | 10:00 a.m. on Thursday, 7 February |
| Temporary counter for trading in Subdivided Shares in board lots of 20,000 Subdivided Shares (in the form of certificates for existing Shares) closes | 4:00 p.m.on Tuesday, 5 March |

## EXPECTED TIMETABLE

| | *Year 2002* |
| --- | --- |
| Parallel trading in Subdivided Shares (in the form of new certificates for Subdivided Shares in the original counter and certificates for existing Shares in the temporary counter) ends | 4:00 p.m. on Tuesday, 5 March |
| Last day for free exchange of certificates for existing Shares for new certificates for Subdivided Shares | 4:00 p.m. on Friday, 8 March |

# THIZ TECHNOLOGY GROUP LIMITED
# 即時科研集團有限公司*

*(incorporated in the Cayman Islands with limited liability)*

*Executive Directors:*
Mr. Li Sze Tang (Chairman)
Mr. Wong Hoi Wong
Ms. Wanzi Huang

*Independent Non-Executive Directors*
Ms. Li Zhe
Mr. Kwok Ming Wa

*Registered Office:*
Ugland House
South Church Street
P.O. Box 309
George Town
Grand Cayman
Cayman Islands
British West Indies

*Head Office and Principal Place of Business*
Room 1701-4, 17/F
Hang Seng Building
77 Des Voeux Road Central,
Hong Kong

7 January 2002

To Shareholders of the Company

Dear Sir or Madam,

**PROPOSED SUBDIVISION OF SHARES OF HK$0.10 EACH INTO TEN SHARES OF HK$0.01 EACH**

## INTRODUCTION

On 20 December, 2001, the Company announced that each of the existing issued and unissued shares of HK$0.10 each be subdivided into ten shares of HK$0.01 each in the capital of the Company.

* *For identification purposes only*

## THE SUBDIVISION

The Board proposes that each of the existing issued and unissued Shares be subdivided into ten Subdivided Shares. The Subdivided Shares will rank pari passu in all respects with each other and the Subdivision will not result in any change in the relevant rights of the shareholders of the Company.

### Reasons for the Subdivision

The average closing price of the Shares since the listing of the Company on GEM on 27 July 2001 until 18 December 2001 (the last date of trading before the announcement of the Subdivision) is approximately HK$2.74. The Board considers that it may be the public investors' idea that the unit price per Share may appear to be on the high side comparing with other companies listed on GEM. The Board considers that the reduction in unit price per Share can attract more investors. Moreover, since the monetary value of each board lot of 10,000 Subdivided Shares upon the completion of the Subdivision will be much less than the value of each existing board lot of 2,000 Shares, the Board considers that completion of the Subdivision should enhance the liquidity of the Subdivided Shares and thus lowering the costs per board lot for acquisition by investors resulting in a better reflection of the true value of the shares in the Company. The availability of a bigger pool of investors also facilitates shareholders' enjoyment in the growth of the Company. Hence, the Board is of the view that the Subdivision is in the interests of the Company and its shareholders as a whole.

### Conditions of the Subdivision

The Subdivision is conditional upon (i) the passing of an ordinary resolution by the shareholders of the Company at the forthcoming EGM to approve the Subdivision; and (ii) the GEM Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the Subdivided Shares and any new Subdivided Shares which may fall to be issued pursuant to the exercise of options granted under the Share Option Scheme on GEM.

An application has been made to the GEM Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Subdivided Shares and any new Subdivided Shares which may fall to be issued pursuant to the exercise of options granted under the Share Option Scheme.

Subject to the granting of listing of, and permission to deal in, the Subdivided Shares on GEM, the Subdivided Shares will be accepted as eligible securities by Hongkong Clearing for deposit, clearance and settlement in CCASS with effect from the commencement date of dealings in the Subdivided Shares on GEM or such other date as determined by Hongkong Clearing. Settlement of transactions between participants of the Stock Exchange on any trading date is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

**Change in Authorised and Issued Share Capital**

As at the Latest Practicable Date, the authorised share capital of the Company is HK$50,000,000 which is divided into 500,000,000 Shares of which 165,450,000 Shares are in issue. Immediately upon the Subdivision becoming effective and on the basis that 165,450,000 Shares are in issue, 1,654,500,000 Subdivided Shares will be in issue pursuant to the Subdivision and the authorised share capital of the Company will be divided into ten Subdivided Shares of HK$0.01 each. On the Latest Practicable Date, the Shares have been trading at a closing price of HK$3.50 as quoted on the Stock Exchange.

**Trading Board Lot Size**

Currently, the Shares are trading in board lots of 2,000 Shares. Upon completion of the Subdivision, the trading in shares of the Company will be in board lots of 10,000 Subdivided Shares.

**Trading Arrangements for the Subdivided Shares**

The Shares are listed and dealt in on GEM. No part of the Company's securities are listed or dealt in on any other stock exchange, nor is listing of or permission to deal in the Shares on any other stock exchange being or proposed to be sought. Dealings in the Subdivided Shares will be subject to Hong Kong stamp duty.

**1. Dealings**

Subject to the Subdivision becoming unconditional, the arrangements proposed for dealings in the Subdivided Shares are expected to be as follows:

(a) From 24 January, 2002, the original counter for trading in the Shares in board lots of 2,000 Shares (in the form of share certificates in purple for existing Shares) will be closed temporarily and a temporary counter for trading in the Subdivided Shares in board lots of 20,000 Subdivided Shares will be opened. Certificates for existing Shares may only be traded at the temporary counter and one Share will be deemed to represent ten Subdivided Shares.

(b) With effect from 7 February 2002, the original counter will be reopened for trading in the Subdivided Shares in board lots of 10,000 Subdivided Shares (in the form of new share certificates in green for Subdivided Shares). Only new certificates for Subdivided Shares will be traded at this original counter after reopening.

(c) During the period from 7 February 2002 to 5 March 2002 (both days inclusive), there will be parallel trading at the above two counters.

(d) With effect from 10:00 a.m. on 6 March 2002, trading will only be in the Subdivided Shares in board lots of 10,000 Subdivided Shares (in the form of new certificates in green for Subdivided Shares) and the temporary counter for trading in the Subdivided Shares in board lots of 20,000 Subdivided Shares will be removed. Dealings in the Subdivided Shares represented by certificates for existing Shares will cease after the close of trading on 5 March 2002.

Certificates for existing Shares will only be valid for delivery and settlement in respect of dealings for the period up to 5 March 2002 and thereafter will not be accepted for dealing purposes. However, the certificates for existing Shares will continue to be good evidence of legal title to the Subdivided Shares on the basis of one Share for ten Subdivided Shares and may be exchanged for new certificates for Subdivided Shares at any time. Such Shareholders shall be entitled to tender their certificates for existing Shares in exchange for new certificates for the Subdivided Shares in board lots of 10,000 Subdivided Shares so that their shareholding may be accurately represented by the new certificates for the Subdivided Shares.

**2. Exchange of certificates**

New certificates for Subdivided Shares will be issued in green in order to distinguish them from certificates for existing Shares which are purple in colour.

Shareholders are urged to exchange their certificates for existing Shares for new certificates for Subdivided Shares as soon as possible on or after 24 January 2002. This may be done free of charge by delivering the certificates for existing Shares to the branch share registrar of the Company in Hong Kong, Tengis Limited, 4th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong before 4:00 p.m. on 8 March 2002. Thereafter, certificates for existing Shares will be accepted for exchange only on payment of a fee of HK$2.5 (or such higher amount as may from time to time be allowed by the Stock Exchange) for each new certificate for Subdivided Shares. Shareholder will be entitled to aggregate his/her Shares registered in his/her name in order to obtain new certificates for Subdivided Shares in board lot(s) of 10,000 Subdivided Shares.

If Shareholders are able to lodge their certificates for the existing Shares between 9:00 a.m. and 4:00 p.m. on 24 January 2002, it is expected that new certificates for the Subdivided Shares will be available for collection on 7 February 2002. If Shareholders lodge their certificates for the existing Shares after 24 January 2002, it is expected that new certificates for Subdivided Shares will be available for collection on or after the 10th business day from the date of submission of the certificates for existing Shares to the branch share registrar of the Company in Hong Kong. Unless instructed otherwise, new certificates for Subdivided Shares will be issued in board lots of 10,000 Subdivided Shares.

**Adjustment under the Share Option Scheme**

Subject to the Subdivision becoming effective, adjustment under the Share Option Scheme will be made as a result of the Subdivision. Such adjustment shall be made on the basis that the proportion of the issued share capital of the Company to which a grantee is entitled after such adjustment shall remain the same as that to which he was entitled before such adjustment, but so that no such adjustment shall be made the effect of which would be to enable any share of the Company to be issued at less than its nominal value. The following adjustments will take effect as from 23 January 2002, subject to the Subdivision becoming unconditional.

| | **Before Subdivision** | | **After Subdivision** | |
|---|---|---|---|---|
| **Date granted** | **Exercise price per Share** | **Number of Shares for which outstanding options will subscribe** | **Exercise price per Subdivided Share** | **Number of Subdivided Shares for which outstanding options will subscribe** |
| | *HK$* | | *HK$* | |
| 21 November 2001 | 3.15 | 3,964,000 | 0.315 | 39,640,000 |

On the basis as stated above, and on the assumption that the Subdivision will take effect from 23 January 2002, PKF, the auditors of the Company, confirm that the aforementioned adjustments satisfy the requirements as set out in the note to Rule 23.03(13) of the GEM Listing Rules that they give a participant of the Share Option Scheme the same proportion of the equity capital as that to which that person was previously entitled and the certificate will be available for inspection at the Company's principal place of business in Hong Kong during normal business hours up to and including 22 January 2002.

**THE EXTRAORDINARY GENERAL MEETING**

A notice convening the EGM of the Company to be held on Wednesday, 23 January 2002 is set out on pages 11 and 12 of this circular and a form of proxy for use at the EGM is also enclosed. Whether or not you intend to be present at the EGM, you are requested to complete the form of proxy and return it to the Company's head office and principal place of business in Hong Kong at Room 1701-4, 17/F., Hang Seng Building, 77 Des Voeux Road Central, Hong Kong in accordance with the instructions printed thereon not later than 48 hours before the time for the EGM. Completion and delivery of the form of proxy will not prevent you from attending and voting at the EGM if you so wish.

## RECOMMENDATION

The Directors are of the opinion that the Subdivision is in the best interests of the Company and its Shareholders and recommend you to vote in favour of the resolution relating to the Subdivision.

On behalf of the Board
**Mr. Li Sze Tang**
*Chairman*

# THIZ TECHNOLOGY GROUP LIMITED
# 即時科研集團有限公司*

*(incorporated in the Cayman Islands with limited liability)*

**(the "Company")**

## NOTICE OF EXTRAORDINARY GENERAL MEETING

**NOTICE IS HEREBY GIVEN THAT** the Extraordinary General Meeting of the Company will be held at Room 1701-4, 17/F., Hang Seng Building, 77 Des Voeux Road Central, Hong Kong on Wednesday, 23 January 2002 at 4:00 p.m. to consider and, if thought fit, pass the following Ordinary Resolution of the Company:

## ORDINARY RESOLUTION

"**THAT** subject to and conditional upon the GEM Listing Committee of The Stock Exchange of Hong Kong Limited granting the listing of, and permission to deal in, the shares of the Company in their subdivided form on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited, each of the existing issued and unissued share of HK$0.10 each in the issued and unissued share capital of the Company be and is hereby subdivided into and redesignated as ten shares of HK$0.01 each with effect from 8:00 p.m. Hong Kong time on the date on which this resolution is passed."

On behalf of the Board
**Mr. Li Sze Tang**
*Chairman*

Hong Kong Special Administrative Region, 7 January 2002

* *For identification purposes only*

**Notes:**

1. A member entitled to attend and vote at the meeting is entitled to appoint one or more than one proxies to attend and vote in his/her stead. A proxy need not be a member of the Company.

2. A form of proxy for the meeting is enclosed. The form of proxy must be deposited at the Company's head office and principal place of business in Hong Kong at Room 1701-4, 17/F., Hang Seng Building, 77 Des Voeux Road Central, Hong Kong not less than 48 hours before the time appointed for holding the meeting or the adjourned meeting.

3. In the case of joint registered holders of any shares in the Company, any one of them may vote at the meeting, either personally or by proxy, in respect of such shares in the Company as if he/she was solely entitled thereto; but if more than one of such joint registered holders be present at the meeting, either personally or by proxy, that one of them so present whose name stands first on the register of members in respect of such shares in the Company shall be accepted to the exclusion of the votes of the other joint registered holders.

# THIZ TECHNOLOGY GROUP LIMITED

# 即時科研集團有限公司*

*(incorporated in the Cayman Islands with limited liability)*

## PROXY FORM for the Extraordinary General Meeting of 23 January 2002

I/We [(1)] ____________________________________________

of ____________________________________________

being the registered holder(s) of [(2)] ______________________ shares of HK$0.10 each in the capital of Thiz Technology Group Limited (the "Company") hereby appoint the Chairman of the Meeting, or [(3)] ______________________ as my/our proxy to attend and vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company (and at any adjournment thereof) to be held at Room 1701-4, 17/F., Hang Seng Building, 77 Des Voeux Road Central, Hong Kong on Wednesday, 23 January 2002 at 4:00 p.m. and to vote in respect of the following resolution as indicated:–

| RESOLUTION | FOR[(4)] | AGAINST[(4)] |
|---|---|---|
| **Ordinary Resolution** | | |
| subject to and conditional upon the GEM Listing Committee of The Stock Exchange of Hong Kong Limited granting the listing of, and permission to deal in, the shares of the Company in their subdivided form on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited, each of the existing issued and unissued share of HK$0.10 each in the issued and unissued share capital of the Company be and is hereby subdivided into and redesignated as ten shares of HK$0.01 each with effect from 8:00 p.m. Hong Kong time on the date on which this resolution is passed. | | |

Dated ______________________ Signature[(5)(6)(7)(8)] ______________________

(Full name in block capitals)

*Notes :-*

1. Full name(s) and address(es) to be inserted in block capitals.
2. Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
3. If you wish to appoint a proxy other than the Chairman of the Meeting, please strike out "the Chairman of the Meeting" and insert the name and address of the person you wish to appoint in the space provided. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT. A proxy need not be a member of the Company.**
4. **IMPORTANT:** If you wish to vote for any resolution, please indicate with an "x" in the appropriate space marked "For" beside the resolution. If you wish to vote against any resolution, please indicate with an "x" in the appropriate space marked "Against" beside the resolution. In the absence of any such indication, the proxy will vote for or against the resolution or will abstain at his/her discretion. Your proxy will also be entitled to vote at his/her discretion on any resolution properly put to the meeting other than those referred to in the Notice convening the Meeting.
5. In the case of joint Shareholders, the vote of the senior who renders a vote, whether in person or by proxy, shall be accepted to the exclusion of the vote(s) of other joint holder(s) and for this purpose seniority shall be determined by the order in which the names stand in the register of members.
6. The form of proxy must be signed by you or your attorney duly authorised in writing. In the case of a corporation, this form must be executed under seal or under the hand of an officer or attorney duly authorised.
7. To be valid, this form of proxy together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof must be deposited at the Company's head office and principal place of business in Hong Kong at Room 1701-4, 17/F., Hang Seng Building, 77 Des Voeux Road, Central, Hong Kong as soon as possible and in any event no later than 4:00 p.m. on Monday, 21 January 2002.
8. Completion and delivery of the form of proxy will not preclude you from attending and voting at the meeting if you so wish.

* *For identification purpose only*

# THIZ TECHNOLOGY GROUP LIMITED
# 即時科研集團有限公司*

*(於開曼群島註冊成立之有限公司)*

## 於二零零二年一月二十三日舉行之股東特別大會之代表委任表格

本人／吾等(1)________________________________ 寓________________________________

為持有即時科研集團有限公司(「本公司」)股本中每股面值0.10港元之股份______________股(2)之登記持有人，

茲委任大會主席(3)或________________________________

為本人／吾等之代表，代表本人／吾等出席本公司於二零零二年一月二十三日星期三下午四時正假座香港德輔道中77號恒生大廈17樓1701-4室舉行之股東特別大會(或其任何續會)及在會上投票，並按下列指示就下述普通決議案投票。

| 決議案 | 贊成(4) | 反對(4) |
| --- | --- | --- |
| **普通決議案** | | |
| 1. 待香港聯合交易所有限公司創業板上市委員會批准本公司之股份按其分拆後形式於香港聯合交易所有限公司創業板上市及買賣及受其所限，本公司已發行及未發行股本中每股面值0.10港元之現有已發行及未發行股份於本決議案通過之日下午八時正(香港時間)起分拆及定為10股每股面值0.01港元之股份。 | | |

日期：________________________ 股東簽署(5)(6)(7)(8) ________________________

(以正楷填上全名)

*附註：*

1. 請用正楷填上全名及地址。
2. 請填上以 閣下名義登記之股份數目。如未有填上股數，則本代表委任表格將被視為與本公司所有以 閣下名義登記之股份有關。
3. 如擬欲委派大會主席以外之人士為代表，請將「大會主席」字樣刪去，並在空欄內填上 閣下所擬委派之代表之姓名及地址。**本代表委任表格之每項更正均須由簽署人簡簽示可。代表毋須為本公司股東。**
4. **注意：** 閣下如欲投票贊成任何決議案，請在有關決議案之「贊成」欄內填上「X」號。 閣下如欲投票反對任何決議案，請在有關決議案之「反對」欄內填上「X」號。如無任何指示，則 閣下之代表有權自行就有關決議案酌情投票或放棄投票。 閣下之代表亦有權對召開大會之通告內並未載列而於大會上適當提出之任何決議案自行酌情投票。
5. 如屬聯名股東，排名較高之股東親身或委派代表所作出投票將較其他聯名持有人之投票獲優先接納，而就此而言，股東之排名乃根據彼等於股東名冊之排名次序釐定。
6. 本代表委任表格必須由 閣下或 閣下之正式書面授權人簽署。倘股東為有限公司，則代表委任表格須蓋上公司印鑑，或經由公司負責人或正式授權人士簽署。
7. 本代表委任表格連同經簽署之授權書或其他授權文件(如有)或經公證人簽署證明之授權書或授權文件副本，無論如何須於二零零二年一月二十一日星期一下午四時前送達本公司於香港之總辦事處及主要營業地點，地址為香港德輔道中77號恒生大廈17樓1701-4室，方為有效。
8. 股東於填妥並交回代表委任表格後，仍可親自出席大會並於會上投票。

* *僅供識別*

*附註：*

1. 凡有資格出席大會並於會上投票之股東，均有權委派一位或以上之代表出席股東特別大會，並於會上代其投票。受委代表毋須為本公司之股東。

2. 隨函附奉大會之委任表格。代表委任表格須於大會或其任何續會指定舉行時間48小時前交回本公司之總辦事處及主要營業地點，地址為香港德輔道中77號恒生大廈17樓1701-04室，方為有效。

3. 如屬本公司任何股份之聯名登記持有人，彼等中任何一人均可於大會上就有關股份親身或委派代表投票，猶如彼獨自持有該等股份一樣；但如超過一名該等聯名持有人親身或委派代表出席大會，則只有就該等本公司股份而名列股東名冊首位之人士，方可就該等股份投票，而其餘聯名登記持有人均無權投票。

**THIZ TECHNOLOGY GROUP LIMITED**

**即時科研集團有限公司***

*(於開曼群島註冊成立之有限公司)*

(「本公司」)

## 股東特別大會通告

**茲通告**本公司謹定於二零零二年一月二十三日星期三下午四時正假座香港德輔道中77號恒生大廈17樓1701-4室舉行股東特別大會，以考慮並酌情通過下列本公司之普通決議案：—

### 普通決議案

「**動議**待香港聯合交易所有限公司創業板上市委員會批准本公司之股份按其分拆後形式於香港聯合交易所有限公司創業板上市及買賣及受其所限，本公司已發行及未發行股本中每股面值0.10港元之現有已發行及未發行股份於本決議案通過之日下午八時正(香港時間)起分拆及定為10股每股面值0.01港元之股份。」

承董事會命

**利仕騰先生**

*主席*

香港特別行政區，二零零二年一月七日

* *僅供識別*

## 推薦意見

董事認為分拆符合本公司及其股東最佳利益，因此建議 閣下投票贊成有關分拆之決議案。

此 致

*本公司列位股東* 台照

承董事會命
**利仕朧先生**
*主席*

二零零二年一月七日

## 根據購股權計劃所作出之調整

待股份分拆生效後，將由於分拆而根據購股權計劃作出調整。該等調整之基準為承授人於作出該等調整後享有本公司已發行股本比重與其於作出該等調整前之比重相等，惟倘有關調整使本公司任何股份以低於其面值發行時，則不會作出該等調整。下列調整將由二零零二年一月二十三起生效（有待股份分拆成為無條件）：

| | 於分拆前 | | 於分拆後 | |
|---|---|---|---|---|
| 授出日期 | 每股行使價 | 尚未行使購股權將可認購之股份數目 | 每股行使價 | 尚未行使購股權將可認購之分拆股份數目 |
| | *港元* | | *港元* | |
| 二零零一年十一月二十一日 | 3.15 | 3,964,000 | 0.315 | 39,640,000 |

按上文所述之基準，以及假設分拆由二零零二年一月二十三日起生效，本公司之核數師梁學濂會計師事務所確認，上文所述之調整符合創業板上市規則第23.03(13)條註釋所述之規定，且所給予一名購股計劃參與者之股本比例，與該名人士於先前所有權享有之比例相等，而有關證書由即日起至二零零二年一月二十二日（包括該日）止正常辦公時間於本公司之香港主要營業地點可供查閱。

## 股東特別大會

本公司謹訂於二零零二年一月二十三日（星期三）舉行股東特別大會，大會通告載於本通函第11頁及12頁。本通函隨附適用於股東特別大會之代表委任表格。 閣下不論能否出席該大會，務請盡早按隨附之代表委任表格上之指示填妥交回，並須於大會舉行時間四十八小時前送達本公司之總辦事處及主要營業地點，地址為香港德輔道中77號恒生大廈17樓1701-4室。 閣下填妥及交回代表委任表格後仍可出席股東特別大會及於會上投票。

(d) 自二零零二年三月六日上午十時正起，僅進行分拆股份買賣(每手買賣單位將為10,000股分拆股份(以新綠色分拆股份股票形式))，並將取消分拆股份臨時買賣櫃枱(每手買賣單位為20,000股分拆股份)。以現有股份股票代表之分拆股份買賣將於二零零二年三月五日買賣結束後停止。

以現有股份股票作為交易之有效交付及交收用途僅至二零零二年三月五日為止，其後現有股份股票將不獲接納作交易用途。然而，現有股份股票將仍為分拆股份之完整法定擁有權憑證，基準為每一股股份相等於十股分拆股份，並可隨時換領新分拆股份股票。有關股東享有權利遞交彼等之現有股份股票以換取每手買賣單位為10,000股分拆股份之新分拆股份股票，使彼等之股權能夠從新分拆股份股票準確反映。

**2. 換領股票**

為區別現有股份紫色股票，新分拆股份股票將以綠色發行。

務請股東於二零零二年一月二十四日或之後盡快將彼等之現有股份股票換取新分拆股份股票，方法為於二零零二年三月八日下午四時前將現有股份股票送交本公司之股份過戶處香港分處登捷時有限公司，地址為香港中環夏慤道10號和記大廈四樓，免費換取。其後，以現有股份股票換取新分拆股份股票每張須繳付費用2.5港元(或聯交所不時准許之該等較高金額)。股東有權彙集以其名義註冊之股份，以獲取每手買賣單位為10,000股分拆股份之新分拆股份股票。

倘若股東可於二零零二年一月二十四日上午九時至下午四時交回現有股份之股票，預計分拆股份之新股票於二零零二年二月七日可供領取。倘若股東可於二零零二年一月二十四日後交回現有股份之股票，預計分拆股份之新股票於交回現有股份之股票予本公司股份過戶登記處香港分處後第10個營業日或之後可供領取。除非另有指示，否則分拆股份之新股票將以每手買賣單位10,000股分拆股份發行。

## 法定及已發行股本之變動

於最後實際可行日期，本公司之法定股本為50,000,000港元，分為500,000,000股股份，其中165,450,000股為已發行。緊隨分拆生效後，以及以已發行165,450,000股股份為基準，根據股份分拆將有1,654,500,000股已發行分拆股份，而本公司法定股本將分為十股每股面值0.01港元之分拆股份。於最後實際可行日期，股份乃按聯交所所報收市價3.50港元買賣。

## 每手買賣單位數量

目前，股份之每手買賣單位為2,000股。分拆完成後，本公司之股份買賣單位將為每手10,000股分拆股份。

## 分拆股份之買賣安排

股份現於創業板上市及買賣，本公司並無任何部分證券在任何其他證券交易所上市及買賣，或尋求或建議尋求批准股份於任何其他證券交易所上市或買賣。買賣分拆股份須繳交香港印花稅。

### 1. 買賣

待分拆成為無條件後，預期買賣分拆股份之安排建議如下：

(a) 自二零零二年一月二十四日起，股份之原有買賣櫃枱(每手買賣單位為2,000股股份(以紫色現有股份股票形式))，將暫停，而分拆股份之臨時買賣櫃枱(每手買賣單位為20,000股分拆股份)將予開放。僅現有股份股票可在臨時櫃枱買賣，而一股股份將被視作代表十股分拆股份。

(b) 從二零零二年二月七日起，將重新開放原有櫃枱買賣分拆股份(每手買賣單位為10,000股分拆股份(以新綠色分拆股份股票形式))。僅分拆股份之新股票可於原有櫃枱重新開放後在此買賣。

(c) 二零零二年二月七日至二零零二年三月五日期內(包括首尾兩日)，上述兩個櫃枱將進行並行買賣。

## 分拆

董事建議將每股現有已發行及未發行股份分拆為十股分拆股份。分拆股份將在各方面彼此之間享有同等權益，而分拆將不會對本公司股東之有關權益產生任何變動。

## 分拆之理由

自本公司於二零零一年七月二十七日在創業板上市後至二零零一年十二月十八日(公佈分拆前之最後交易日)股份之平均收市價約為2.74港元。董事會認為，公眾投資者可能覺得每股股份之單位價格可能較其他創業板上市公司偏高。董事會認為降低每股股份之單位價格可招攬更多投資者。此外，由於在分拆完成時每手買賣單位10,000股分拆股份之幣值遠低於現有之每手買賣單位2,000股股份之幣值，故此，董事認為完成分拆應會增加分拆股份之流通量，從而降低投資者購買每手之成本，以更好地反映本公司股份之真正價值。而更龐大之投資者基礎亦促使股東分享本公司之業務發展。因此，董事會認為，整體而言，分拆符合本公司及其股東之利益。

## 分拆之條件

分拆須待(i)本公司股東在即將舉行之股東特別大會上通過一項普通決議案批准分拆；及(ii)聯交所創業板上市委員會批准分拆股份及因行使根據購股權計劃而授出之購股權須予發行之任何新分拆股份在創業板上市及買賣後，方可作實。

本公司已向聯交所創業板上市委員會申請批准分拆股份及因行使根據購股權計劃授出之購股權而須予發行之任何新分拆股份上市及買賣。

倘分拆股份獲批准於創業板上市及買賣，分拆股份將獲香港結算接納為合資格證券，自分拆股份於創業板開始買賣之日或由香港結算所選定之其他日期起，可於中央結算系統內寄存、結算及交收。聯交所參與者間之股份交易交收須於交易日後第二個營業日在中央結算系統內進行。所有中央結算系統之活動均須依據其當時有效之一般規則及運作程序進行。

**THIZ TECHNOLOGY GROUP LIMITED**
**即時科研集團有限公司***
*(於開曼群島註冊成立之有限公司)*

*執行董事：*
利仕騰先生*(主席)*
王凱煌先生
黃琬瑜女士

*獨立非執行董事：*
黎哲女士
郭明華先生

*註冊辦事處：*
Ugland House
South Church Street
P.O. Box 309
George Town
Grand Cayman
Cayman Islands
British West Indies

*總辦事處及*
*主要營業地點：*
香港
德輔道中77號
恒生大廈17樓
1701-4室

敬啟者：

**建議將每股面值0.10港元之**
**股份分拆為十股**
**每股面值0.01港元之股份**

## 緒言

本公司於二零零一年十二月二十日宣佈，將本公司每股面值0.10港元之現有已發行及未發行股份分拆為10股每股面值0.01港元之股份。

* *僅供識別*

二零零二年

分拆股份(以新分拆股份股票之形式於原有櫃枱
及現有股票之形式於臨時櫃枱)
並行買賣結束.................................. 三月五日星期二下午四時

現有股份股票免費交換
新分拆股份股票結束 .......................... 三月八日星期五下午四時

# 預期時間表

二零零二年

| | |
|---|---|
| 呈交股東特別大會代表委任表格最後限期 | 一月二十一日星期一下午四時 |
| 股東特別大會 | 一月二十三日星期三下午四時 |
| 分拆生效日期 | 一月二十三日星期三營業時間結束後 |
| 分拆股份開始買賣日期 | 一月二十四日星期四上午十時 |
| 以每手2,000股現有股份為買賣單位進行買賣之原有櫃枱暫時關閉 | 一月二十四日星期四上午十時 |
| 以每手20,000股分拆股份（以現有股票形式）為買賣單位進行買賣之臨時櫃枱開放 | 一月二十四日星期四上午十時 |
| 現有股份股票免費交換新分拆股份股票首日 | 一月二十四日星期四 |
| 以每手10,000股分拆股份（以新分拆股份股票之形式）為買賣單位買賣分拆股份之原有櫃枱重新開放 | 二月七日星期四上午十時 |
| 分拆股份（以新分拆股份股票之形式於原有櫃枱及現有股份股票之形式於臨時櫃枱）開始並行買賣 | 二月七日星期四上午十時 |
| 以每手20,000股分拆股份（以現有股份股票之形式）為買賣單位買賣分拆股份之臨時櫃枱結束 | 三月五日星期二下午四時 |

| | | |
|---|---|---|
| 「董事會」 | 指 | 董事會 |
| 「中央結算系統」 | 指 | 由香港結算設立和管理之中央結算及交收系統 |
| 「本公司」 | 指 | 即時科研集團有限公司，於開曼群島註冊成立之受豁免有限公司 |
| 「董事」 | 指 | 本公司之董事 |
| 「股東特別大會」 | 指 | 將於二零零二年一月二十三日舉行之本公司股東特別大會 |
| 「創業板」 | 指 | 聯交所創業板 |
| 「創業板上市規則」 | 指 | 創業板證券上市規則 |
| 「香港」 | 指 | 中華人民共和國香港特別行政區 |
| 「香港結算」 | 指 | 香港中央結算有限公司 |
| 「港元」 | 指 | 港元，香港法定貨幣 |
| 「最後實際可行日期」 | 指 | 二零零二年一月二日，即本通函付印前確定本通函所載若干資料之最後實際可行日期 |
| 「股份」 | 指 | 本公司股本中每股面值0.10港元之股份 |
| 「股東」 | 指 | 股份或分拆股份（視情況而定）之持有人 |
| 「購股權計劃」 | 指 | 本公司於二零零一年七月六日採納之購股權計劃 |
| 「分拆」 | 指 | 建議將每股已發行及未發行股份分拆為十股分拆股份 |
| 「聯交所」 | 指 | 香港聯合交易所有限公司 |
| 「分拆股份」 | 指 | 分拆所產生本公司股本中每股面值0.01港元之股份 |

# 創業板之特色

聯交所創業板為帶有高投資風險之公司提供一個上市之市場。尤其在創業板上市之公司毋須有過往溢利記錄，亦毋須預測未來溢利。此外，在創業板上市之公司可因其新興性質及該等公司經營業務之行業或國家而帶有風險。有意投資之人士應了解投資於該等公司之潛在風險，並經過審慎周詳之考慮後方作出投資決定。創業板之較高風險及其他特色表示創業板較適合專業及其他富經驗之投資者。

由於創業板上市公司新興之性質使然，在創業板買賣之證券可能會較於主板買賣之證券承受較大之市場波動風險，同時無法保證在創業板買賣之證券會有高流通量之市場。

創業板發佈資料的主要方法為在聯交所為創業板而設的互聯網網頁刊登。上市公司一般毋須在憲報指定報章刊登付款公佈發佈資料。因此，有意投資的人士應注意彼等需閱覽創業板網頁，以便取得創業板上市發行人的最新資料。

# 目 錄

*頁次*

**此乃要件　請即處理**

香港聯合交易所有限公司及香港中央結算有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本文件全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

**閣下對本通函各方面或應採取之行動有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

**閣下如已售出**所有名下之即時科研集團有限公司之股份，應立即將本文件及隨附之代表委任表格送交買主，或經手買賣之銀行、股票經紀或其他代理，以便轉交買主。

# THIZ TECHNOLOGY GROUP LIMITED
# 即時科研集團有限公司*

*(於開曼群島註冊成立之有限公司)*

## 建議將每股面值0.10港元之股份分拆為十股每股面值0.01港元之股份

本通函乃遵照創業板上市規則提供有關即時科研集團有限公司的資料，本公司各董事對此須共同及個別承擔全部責任。各董事並在作出一切合理查詢後確認，就彼等所知及所信：(1)本通函所載資料在各主要方面均準確及完整及無誤導成份；(2)並無遺漏其他事項致使本通函所載任何陳述有所誤導；及(3)本通函所發表之一切意見乃經審慎周詳考慮始行作出，並以公平及合理的基準與假設為基礎。

即時科研集團有限公司謹訂於二零零二年一月二十三日（星期三）下午四時正假座香港德輔道中77號恒生大廈17樓1701-4室舉行股東特別大會，大會通告載於本通函第11頁及12頁。　閣下不論能否出席該大會，務請盡早按隨附之代表委任表格上之指示填妥交回，並須於大會舉行時間四十八小時前送達本公司之總辦事處及主要營業地點，地址為香港德輔道中77號恒生大廈17樓1701-4室。　閣下填妥及交回代表委任表格後仍可出席股東特別大會及於會上投票。

* *僅供識別*

二零零二年一月七日

# THIZ TECHNOLOGY GROUP LIMITED

**(the "Company")**

**即時科研集團有限公司***

*(incorporated in the Cayman Islands with limited liability)*

## SUBDIVISION OF SHARES OF HK$0.10 EACH INTO TEN SHARES OF HK$0.01 EACH

The board of directors announces that the ordinary resolution approving the Subdivision was duly passed at the Extraordinary General Meeting and the Subdivision shall become effective after the close of business on 23 January 2002.

Each board lot of the Subdivided Shares will be 10,000 shares.

The board of directors of the Company has pleasure to announce that the ordinary resolution approving the subdivision of shares of HK$0.10 each into ten shares of HK$0.01 each in the share capital of the Company was duly passed at the Extraordinary General Meeting of the Company held on 23 January 2002. The Growth Enterprise Market of The Stock Exchange of Hong Kong Limited has granted the listing of and permission to deal in the Subdivided Shares. The trading in Subdivided Shares of the Company will be in board lots of 10,000 Subdivided Shares. The Subdivision shall become effective after the close of business on 23 January 2002. The date of commencement of dealings in the Subdivided Shares will be 24 January 2002. New certificates for the Subdivided Shares will be issued in green in order to distinguish them from certificates for existing Shares which are purple in colour.

Certificates for existing Shares will only be valid for delivery and settlement in respect of dealings for the period up to 5 March 2002 and thereafter will not be accepted for dealing purposes. However, the certificates for existing Shares will continue to be good evidence of legal title to the Subdivided Shares on the basis of one Share for ten Subdivided Shares and may be exchanged for new certificates for Subdivided Shares at any time.

## TIMETABLE FOR THE SUBDIVISION

*Year 2002*

| | |
|---|---|
| Effective Date of the Subdivision | after the close of business, Wednesday, 23 January |
| Dealings in Subdivided Shares commence | 10:00 a.m. on Thursday, 24 January |
| Original counter under stock code 8119 for trading in existing Shares in board lots of 2,000 Shares temporary closes | 10:00 a.m. on Thursday, 24 January |
| Temporary counter under stock code 8400 for trading in board lots of 20,000 Subdivided Shares (in the form of certificates for existing Shares) opens | 10:00 a.m. on Thursday, 24 January |
| First day of free-exchange of certificates for existing Shares for new certificates for the Subdivided Shares | Thursday, 24 January |
| Original counter under stock code 8119 for trading in Subdivided Shares in board lots of 10,000 Subdivided Shares (in the form of new certificates for Subdivided Shares) reopens | 10:00 a.m. on Thursday, 7 February |
| Parallel trading in Subdivided Shares (in the form of new certificates for Subdivided Shares in the original counter under stock code 8119 and certificates for existing Shares in the temporary counter under stock code 8400) commences | 10:00 a.m. on Thursday, 7 February |
| Temporary counter under stock code 8400 for trading in Subdivided Shares in board lots of 20,000 Subdivided Shares (in the form of certificates for existing Shares) closes | 4:00 p.m. on Tuesday, 5 March |
| Parallel trading in Subdivided Shares (in the form of new certificates for Subdivided Shares in the original counter under stock code 8119 and certificates for existing Shares in the temporary counter under stock code 8400) ends | 4:00 p.m. on Tuesday, 5 March |
| Last day for free exchange of certificates for existing Shares for new certificates for Subdivided Shares | 4:00 p.m. on Friday, 8 March |

## DEFINITIONS USED

| | |
|---|---|
| "Company" | Thiz Technology Group Limited, an exempted company incorporated in the Cayman Islands with limited liability |
| "Extraordinary General Meeting" | The extraordinary general meeting of the Company held at Room 1701-4, 17/F., Hang Seng Building, 77 Des Voeux Road Central, Hong Kong |
| "Share(s)" | share(s) of HK$0.10 each in the capital of the Company |
| "Subdivision" | the proposed subdivision of each of the issued and unissued Shares into ten Subdivided Shares |
| "Subdivided Share(s)" | share(s) of HK$0.01 each in the capital of the Company upon completion of the Subdivision |
| "HK$" | Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region of the People's Republic of China |

On Behalf of the Board
**Li Sze Tang**
*Chairman*

Hong Kong, 23 January 2002.

* *For identification purpose only*

*This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the Company. The directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.*

*This announcement will appear on the GEM website at http://www.hkgem.com on the "Latest Company Announcements" page for 7 days from the day of its posting thereon.*

PLACE OF LISTING : HONG KONG - GROWTH ENTERPRISE MARKET
STOCK CODE : 8119
STOCK NAME : THIZ TECHNOLOGY GROUP LIMITED



| | DATE | DOCUMENT |
|---|---|---|
| (A) | COMPANY PROFILE | |
| | 24 JAN 2002 | COMPANY INFORMATION SHEET (updated on 24 Jan 2002) |
| (B) | ANNOUNCEMENT | |
| 1 | 20 JUL 2001 | FORMAL NOTICE OF IPO |
| 2 | 20 JUL 2001 | ANNOUNCEMENT (Clarification of certain press articles) |
| 3 | 26 JUL 2001 | ALLOTMENT RESULTS |
| 4 | 01 AUG 2001 | NOTICE OF BOARD MEETING |
| 5 | 06 AUG 2001 | ANNOUNCEMENT (Unusual price movement) |
| 6 | 14 AUG 2001 | RESULTS - 1Q |
| 7 | 04 OCT 2001 | ANNOUNCEMENT (Change of principal place of business) |
| 8 | 31 OCT 2001 | NOTICE OF BOARD MEETING |
| 9 | 12 NOV 2001 | RESULTS - 2Q |
| 10 | 19 NOV 2001 | ANNOUNCEMENT (Supsension of trading) |
| 11 | 20 DEC 2001 | ANNOUNCEMENT (Proposed subdivision of shares & Resumption) |
| 12 | 23 JAN 2002 | ANNOUNCEMENT (Result of EGM - subdivision of shares) |
| 13 | 25 JAN 2002 | ANNOUNCEMENT (Unusual price movement) |
| 14 | 29 JAN 2002 | NOTICE OF BOARD MEETING |
| 15 | 08 FEB 2002 | RESULTS - 3Q |
| 16 | 23 APR 2002 | ANNOUNCEMENT (Clarification of press articles) |
| (C) | FINANCIAL REPORT | |
| 1 | 14 AUG 2001 | FIRST QUARTERLY REPORT 2001 |
| 2 | 12 NOV 2001 | INTERIM REPORT 2001 |
| 3 | 08 FEB 2002 | THIRD QUARTERLY REPORT 2001 |
| (D) | CIRCULARS | |
| | 07 JAN 2002 | PROPOSED SUBDIVISION OF SHARES |
| (E) | PROSPECTUS | |
| | 20 JUL 2001 | LISTING ON THE GROWTH ENTERPRISE MARKET OF THE STOCK EXCHANGE OF HONG KONG LIMITED |

*This announcement is made at the request of the Stock Exchange of Hong Kong Limited. The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.*

02 JUL -2 AM 10:12

# THIZ TECHNOLOGY GROUP LIMITED
# 即時科研集團有限公司*

*(Incorporated in the Cayman Islands with limited liability)*

We have noted today's increase in the price of the shares of Thiz Technology Group Limited (the "Company") and wish to state that we are not aware of any reasons for such increase.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Chapters 19 to 20 of the GEM Listing Rules, neither is the board of directors of the Company (the "Board") aware of any matter discloseable under the general obligation imposed by Rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board, the directors of which collectively and individually accept responsibility for the accuracy of this announcement.

By order of the Board
**SUM YAN NING**
*Company Secretary*

Hong Kong, 25 January 2002

*This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.*

*This announcement will remain on the GEM website on the "Latest Company Announcements" page for 7 days from the date of its posting.*

* *For identification purposes only*

# THIZ TECHNOLOGY GROUP LIMITED

*(incorporated in the Cayman Islands with limited liability)*



## ANNOUNCEMENT

The Board of Directors (the "Board") of Thiz Technology Group Limited (the "Company") hereby announces that a Meeting of the Board will be held at Unit 1701-4, Hang Seng Building, 77 Des Voeux Road Central, Hong Kong on Friday, 8th February, 2002 at 4:00 p.m. for the following purposes:

1. To consider and approve the unaudited consolidated third quarterly results of the Company and its subsidiaries for the nine months ended 31st December, 2001 and the announcement of the third quarterly results;

2. To approve the publication of the third quarterly results on the GEM website and the dispatch of the third quarterly results report to shareholders;

3. To consider the payment of dividend, if any;

4. To consider the closure of the Register of Members, if necessary; and

5. To transact any other business.

By Order of the Board
**Sum Yan Ning**
*Company Secretary*

Hong Kong, 29th January, 2002

*This announcement, for which the Directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.*

*This announcement will remain on the GEM website at http://www.hkgem.com on the "Latest Company Announcements" page for at least 7 days from the date of its posting.*

02 JUL -2 

# THIZ TECHNOLOGY GROUP LIMITED
# 即時科研集團有限公司*

*(incorporated in the Cayman Islands with limited liability)*

## Results Anouncement
## For the nine months ended 31 December, 2001

**CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")**

**GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.**

**Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board and no assurance is given that there will be a liquid market in the securities traded on GEM.**

**The principal means of information dissemination on GEM is publication on the internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcement in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM listed issuers.**

*The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.*

*This announcement, for which the directors (the "Directors") of Thiz Technology Group Limited collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to Thiz Technology Group Limited. The directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this announcement is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in this announcement misleading; and 3. all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.*

* *for identification purposes only*

**SUMMARY**

- The Group recorded a turnover of approximately HK$14,309,000 for the nine months ended 31 December, 2001.
- Loss attributable to shareholders was approximately HK$6,086,000.
- The directors of the Company (the "Directors") do not recommend the payment of interim dividend for the nine months ended 31 December, 2001.

**RESULTS**

The board of Directors (the "Board') of Thiz Technology Group Limited (the "Company") is pleased to announce the unaudited combined results of the Company and its subsidiaries (together the "Group") for the three months and nine months ended 31 December, 2001 together with the comparative unaudited figures for the corresponding period in 2000 as follows:

| | | For the three months ended 31 December | | For the nine months ended 31 December | |
|---|---|---|---|---|---|
| | | **2001** | **2000** | **2001** | **2000** |
| | *Notes* | ***HK$'000*** | *HK$'000* | ***HK$'000*** | *HK$'000* |
| Turnover | 2 | **7,670** | 1,764 | **14,309** | 2,979 |
| Cost of sales | | **(4,640)** | (1,423) | **(9,237)** | (1,801) |
| Gross profit | | **3,030** | 341 | **5,072** | 1,178 |
| Other income | | **163** | 117 | **424** | 266 |
| Operating expenses | | **(4,852)** | (1,786) | **(10,571)** | (6,373) |
| Loss from operations | | **(1,659)** | (1,328) | **(5,075)** | (4,929) |
| Share of loss of a jointly controlled entity | 3(i) | **(191)** | (4) | **(618)** | (4) |
| Provision for amount due from a jointly controlled entity | 3(ii) | **(391)** | – | **(391)** | – |
| Loss before tax | | **(2,241)** | (1,332) | **(6,084)** | (4,933) |
| Taxation | 4 | | | | |
| – Hong Kong | | – | – | – | – |
| – Overseas | | – | (4) | **(2)** | (6) |
| Loss for the period | | **(2,241)** | (1,336) | **(6,086)** | (4,939) |
| Dividend | | – | – | – | – |
| Loss per share | | | | | |
| – Basic (in cents) | 5 | **(1.35)** | (0.96) | **(3.94)** | (3.54) |

*Notes:*

1. **Group reorganisation and basis of preparation of consolidated income statements**

The Company was incorporated in the Cayman Islands on 6 December, 2000 as an exempted company with limited liability under the Companies Law (2000 Revision) of the Cayman Islands.

Pursuant to a group reorganisation (the "Reorganisation") to rationalise the structure of the Company and its subsidiaries in the preparation for the listing of the Company's shares on GEM, the Company issued shares in exchange for the entire issued share capital of Thiz Technology Group (BVI) Holdings Limited and its subsidiaries and thereby became the holding company of the Group on 5 July, 2001.

The shares of the Company have been listed on GEM of the Stock Exchange with effect from 27 July, 2001.

The Group resulting from the Reorganisation is regarded as a continuing entity. Accordingly, the consolidated income statements have been prepared as if the Company had always been the holding company of the Group. In the opinion of the Directors, the consolidated income statements prepared on the above basis present fairly the results of the Group as a whole.

The principal accounting policies adopted in preparing the unaudited consolidated results conform with Statements of Standard Accounting Practice issued by Hong Kong Society of Accountants.

2. **Turnover**

Turnover represents the invoiced value of Linux related products sold, distribution income, Linux related services and Web design services rendered and commission income/invoiced value of computer products sold through e-commerce platforms, after allowances for returns and discounts.

3. **A jointly controlled entity**

(i) **Share of loss of a jointly controlled entity**

The amount represents the share of loss of Thiz Grandmass ERP Systems Limited for the periods presented.

(ii) **Provision for amount due from a jointly controlled entity**

As the joint venture partner of Thiz Grandmass ERP Systems Limited did not want to continue to develop the software, the operation of the joint venture has been suspensed. The Group has made a provision of HK$391,000 in addition to, the share of loss under the equity method as referred to above, as a result of the closure of the joint venture.

## 4. Taxation

No provision for Hong Kong profits tax has been made as the Group did not generate any assessable profits in Hong Kong during the nine months ended 31 December, 2001 and 31 December, 2000.

A subsidiary of the Group, which was incorporated and operated in California of the United States of America, suffered losses during the periods. Accordingly, it was only required to pay the minimum California franchise tax during the periods in accordance with the relevant legislation. Overseas taxation represents the provision for such minimum California franchise tax.

No provision for deferred taxation has been made as the Group did not have any significant unprovided deferred tax in respect of the periods.

## 5. Loss per share

The calculation of basic loss per share for the three months and nine months ended 31 December, 2001 is based on the net loss attributable to shareholders of approximately HK$2,241,000 and HK$6,086,000 (2000: net loss attributable to shareholders of HK$1,336,000 and HK$4,939,000) and the weighted average number of 165,450,000 shares and 154,388,000 shares in issue during the aforementioned two periods ended 31 December, 2001 (2000: 139,450,000 shares and 139,450,000 shares). No diluted loss per share is shown because the exercise of the share options granted by the Company would have an anti-dilutive effect.

## 6. Movement of reserves

Save for the net loss from ordinary activities, there has been no movement of reserves during the three months and nine months ended 31 December, 2001 and the three months and nine months ended 31 December, 2000 respectively.

## INTERIM DIVIDEND

The Board does not recommend the payment of interim dividend for the nine months ended 31 December, 2001 (2000: Nil).

## BUSINESS REVIEW AND PROSPECTS

The Company's shares were listed on GEM in 27 July, 2001 at an issue price of HK$1.19 per share. The net proceeds of the Placing, after deducting related expenses are approximately HK$26 million.

For the nine months ended 31 December, 2001, the Group's turnover of approximately HK$14,309,000 represents an increase of approximately 4 times over the same period in 2000, due mainly to the increased sale of box set and OEM copies of ThizLinux and ThizOffice resulted from the increased demand of open source software.

During the last quarter, the Group has achieved a number of milestones. The Board is pleased to provide the following major achievements:

**(1) Multi-language development of ThizLinux version 5.0**

ThizLinux desktop version is the Group's flagship product which is an operating system for desktop PCs. The Group has successfully improved ThizLinux version 5.0 to support multi-languages including English, Japanese, Korean, traditional and simplified Chinese, German, French, Spanish, Italian, Portuguese, Russian and Brazilian. This achievement allows the Group's products to be distributed to Asian, European and South American countries. This also demonstrates the Group's strong ability in developing Linux products.

**(2) ThizLinux version 5.0 receiving A+ grading from PRC authority**

ThizLinux 5.0 simplified Chinese desktop version has passed the testing of GB18030 by PRC's Standardization of Information Technology Committee and was awarded an A+ grade, the highest grade of the testing. This is a clear indication that the Group's products are highly regarded and well received by the PRC standards and thus paving the way for the Group to tap into the enormous market in the Mainland China.

**(3) Market expansion in the PRC**

In order to tap into the fast growing Linux market in the region of greater China, the Group has set up a Beijing sales office in December 2001. The Beijing office is responsible for all marketing and distribution of the Group's products within the region. Since ThizLinux 5.0 simplified Chinese desktop version has received a good quality grading, the Directors believe that this product will be well received once the marketing campaign kicks off.

**(4) Launch of new products**

During this quarter, the Group has also launched a number of new products which include :

- ThizCampus, a school intranet solution, allowing information sharing, enhancing communication among students and teachers and lowering school administration workloads.

- Click2Office, an office groupware with SMS function, customer database management and customer services tracking to enhance the internal communication between various departments of enterprises.

- Thiz Firewall, a security software.

These new products are now being launched targeting at the education sector. The responses from schools have so far been very positive.

## (5) Commencement of OEM motherboard bundle shipment

The Group has focused on the market of OEM bundle versions of its products. Following the success in developing multi-language versions of its products, the Group is now ready to deliver the OEM bundle versions of ThizLinux and ThizOffice. The disks are being produced and the first shipment of OEM versions for motherboard bundle is expected to be delivered in early March 2002. This is an important milestone for the Group to tap the OEM market.

Looking ahead, the Group has already developed a number of products ready for sale to the fast expanding market especially in the region of Greater China. The Directors are very confident in the future business growth. With all the new shipments and potential orders associated with the successful launch of the products, the management expects that significant turnover will be recorded in the remaining quarter of this financial year.

## DIRECTORS' INTEREST IN SHARE CAPITAL

As at 31 December, 2001, according to the register required to be kept under Section 29 of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance") or otherwise notified to the Company pursuant to the minimum standards of dealings by the Directors as referred to in Rules 5.40 to 5.59 of the Rules Governing the Listing of Securities on GEM of the Stock Exchange (the "GEM Listing Rules"), the interest of Directors, chief executive and their associates in shares of the Company were as follows:

| | Number of ordinary shares held | | | |
|---|---|---|---|---|
| | **Personal interest** | **Family interest** | **Corporate interest** | **Other interest** |
| Mr. Wong Hoi Wong ("Mr. Albert Wong") | – | – | – | 83,442,500 *(Note)* |
| Mr. Li Sze Tang | 40,535,000 | – | – | – |
| Ms. Wanzi Huang | 6,972,500 | – | – | – |

*Note:*

These 83,442,500 shares are held by Eaglemax International Investment Limited, a company wholly owned by Intelligent Management Limited as the trustee of Intelligent Management Discretionary Trust, a family discretionary trust the objects of which include Mr. Albert Wong and his family and any charity in the world.

Save as disclosed above, none of the Directors had any personal, family, corporate or other interests in the share capital of the Company as recorded in the register required to be kept by the Company under Section 29 of the SDI Ordinance as at 31 December, 2001.

## DIRECTORS' RIGHT TO SUBSCRIBE FOR EQUITY OR DEBT SECURITIES

The Company adopted the Share Option Scheme (the "Scheme") on 6 July, 2001, pursuant to which it may grant options to full-time employees of the Group including executive directors of the Company to subscribe for shares in the Company.

As at 31 December, 2001, the following options had been granted to the following executive directors:

| Grantee | Date of grant | Exercise price per share | Exercise period | No. of ordinary shares eligible for subscription under the option | Types of interest |
|---|---|---|---|---|---|
| | | *HK$* | | | |
| Mr. Li Sze Tang | 21 November, 2001 | 3.15 | 30 June, 2002 to 29 June, 2012 | 164,000 | Personal |
| | | | | 164,000 | Family(*) |
| Mr. Albert Wong | 21 November, 2001 | 3.15 | 30 June, 2002 to 29 June, 2012 | 164,000 | Personal |
| Ms.Wanzi Huang | 21 November, 2001 | 3.15 | 30 June, 2002 to 29 June, 2012 | 1,654,000 | Personal |

(*) It represents options granted to his spouse who is an employee of the Company.

Save as disclosed above, at no time during the period was the Company or any of its subsidiaries a party to any arrangements to enable any of the Company's Directors or members of its management to acquire benefits by means of the acquisition of shares in, or debt securities (including debentures) of, the Company or any other body corporate.

Save as disclosed above, none of the Directors or their spouse or children under the age of 18 was granted by the Company or any of its subsidiaries any right to subscribe for equity or debt securities of the Company or any body corporate, or had exercised any such right as at 31 December, 2001.

## OUTSTANDING SHARE OPTION

As at 31 December, 2001, in addition to the options granted to executive directors as disclosed above, the

following options had been granted to other participants.

| No. of employees | Date of grant | Exercise price per share<br>*HK$* | Exercise period | No. of ordinary shares eligible for subscription under the option |
|---|---|---|---|---|
| 2 | 21 November, 2001 | 3.15 | 30 June, 2002 to 29 June, 2012 | 1,818,000 |

**SUBSTANTIAL SHAREHOLDERS**

As at 31 December, 2001, the following entity, not being a director or chief executive of the Company, had or was deemed to have interest of 10% or more in the issued share capital of the Company, as recorded in the register required to be kept by the Company under Section 16(1) of the SDI Ordinance.

| | Number of ordinary shares held | Percentage of shareholding |
|---|---|---|
| Eaglemax International Investment Limited *(Note)* | 83,442,500 | 50.43 |

*Note:*

These 83,442,500 shares are held by Eaglemax International Investment Limited, a company wholly owned by Intelligent Management Limited as the trustee of Intelligent Management Discretionary Trust, a family discretionary trust the objects of which include Mr. Albert Wong and his family and any charity in the world.

**MANAGEMENT SHAREHOLDERS**

Save for the interests disclosed above in respect of the Directors, chief executive and their associates, the Directors are not aware of any person who, as at 31 December, 2001, was entitled to exercise or control the exercise of 5 per cent or more of the voting power at general meetings of the Company and who was able, as a practical matter, to direct or influence the management of the Company.

**INTEREST OF THE SPONSOR**

CSC Asia Limited ("CSC") had entered into a sponsorship agreement with the Company whereby, for a fee, CSC will act as the Company's continuing sponsor for the purpose of Chapter 6 of the GEM Listing Rules for the period from 27 July, 2001 to 31 March, 2004.

None of CSC, its directors, employees nor associates had any interests in the securities of the Company or any member of the Group, or any right to subscribe for or to nominate persons to subscribe for the securities of the Company or any member of the Group as at 31 December, 2001.

## COMPETING INTERESTS

None of the Directors or the management shareholders of the Company (as defined in the GEM Listing Rules) of the Company or their respective associates had any interest in a business which competed or might compete with business of the Group.

## PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the nine months ended 31 December, 2001, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of the Company's listed securities.

## AUDIT COMMITTEE

The Company has established an audit committee in August 2001 with its written terms of reference being in compliance with Rules 5.23 to 5.25 of the GEM Listing Rules. The primary duties of the audit committee are to review and supervise the financial reporting process and internal control systems of the Group and to provide advice and comments to the Board.

The audit committee comprises two members, namely, Ms. Li Zhe and Mr. Kwok Ming Wa, both being independent non-executive Directors of the Company.

By Order of the Board
**Sum Yan Ning**
*Company Secretary*

Hong Kong, 8 February, 2002

*This announcement will remain on the "Latest Company Announcement" page of the GEM website for at least 7 days from the date of its publication.*

即時科研集團有限公司*

# Thiz Technology Group Limited

*(incorporated in the Cayman Islands with limited liability)*

## Third Quarterly Report 2001

* *For identification purposes only*

## CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

**GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.**

**Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board and no assurance is given that there will be a liquid market in the securities traded on GEM.**

**The principal means of information dissemination on GEM is publication on the internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcement in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM listed issuers.**

*The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this report, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this report.*

*This report, for which the directors (the "Directors") of Thiz Technology Group Limited collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to Thiz Technology Group Limited. The directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this report is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in this report misleading; and 3. all opinions expressed in this report have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.*

**SUMMARY**

- The Group recorded a turnover of approximately HK$14,309,000 for the nine months ended 31 December, 2001.
- Loss attributable to shareholders was approximately HK$6,086,000.
- The directors of the Company (the "Directors") do not recommend the payment of interim dividend for the nine months ended 31 December, 2001.


## RESULTS

The board of Directors (the "Board') of Thiz Technology Group Limited (the "Company") is pleased to announce the unaudited combined results of the Company and its subsidiaries (together the "Group") for the three months and nine months ended 31 December, 2001 together with the comparative unaudited figures for the corresponding period in 2000 as follows:

| | | **For the three months ended 31 December** | | **For the nine months ended 31 December** | |
|---|---|---|---|---|---|
| | | **2001** | 2000 | **2001** | 2000 |
| | *Notes* | ***HK$'000*** | *HK$'000* | ***HK$'000*** | *HK$'000* |
| Turnover | 2 | **7,670** | 1,764 | **14,309** | 2,979 |
| Cost of sales | | **(4,640)** | (1,423) | **(9,237)** | (1,801) |
| Gross profit | | **3,030** | 341 | **5,072** | 1,178 |
| Other income | | **163** | 117 | **424** | 266 |
| Operating expenses | | **(4,852)** | (1,786) | **(10,571)** | (6,373) |
| Loss from operations | | **(1,659)** | (1,328) | **(5,075)** | (4,929) |
| Share of loss of a jointly controlled entity | *3(i)* | **(191)** | (4) | **(618)** | (4) |
| Provision for amount due from a jointly controlled entity | *3(ii)* | **(391)** | – | **(391)** | – |
| Loss before tax | | **(2,241)** | (1,332) | **(6,084)** | (4,933) |
| Taxation | *4* | | | | |
| – Hong Kong | | – | – | – | – |
| – Overseas | | – | (4) | **(2)** | (6) |
| Loss for the period | | **(2,241)** | (1,336) | **(6,086)** | (4,939) |
| Dividend | | – | – | – | – |
| Loss per share | | | | | |
| – Basic (in cents) | 5 | **(1.35)** | (0.96) | **(3.94)** | (3.54) |

*lotes:*

1. **Group reorganisation and basis of preparation of consolidated income statements**

The Company was incorporated in the Cayman Islands on 6 December, 2000 as an exempted company with limited liability under the Companies Law (2000 Revision) of the Cayman Islands.

Pursuant to a group reorganisation (the "Reorganisation") to rationalise the structure of the Company and its subsidiaries in the preparation for the listing of the Company's shares on GEM, the Company issued shares in exchange for the entire issued share capital of Thiz Technology Group (BVI) Holdings Limited and its subsidiaries and thereby became the holding company of the Group on 5 July, 2001.

The shares of the Company have been listed on GEM of the Stock Exchange with effect from 27 July, 2001.

The Group resulting from the Reorganisation is regarded as a continuing entity. Accordingly, the consolidated income statements have been prepared as if the Company had always been the holding company of the Group. In the opinion of the Directors, the consolidated income statements prepared on the above basis present fairly the results of the Group as a whole.

The principal accounting policies adopted in preparing the unaudited consolidated results conform with Statements of Standard Accounting Practice issued by Hong Kong Society of Accountants.

2. **Turnover**

Turnover represents the invoiced value of Linux related products sold, distribution income, Linux related services and Web design services rendered and commission income/invoiced value of computer products sold through e-commerce platforms, after allowances for returns and discounts.

3. **A jointly controlled entity**

(i) **Share of loss of a jointly controlled entity**

The amount represents the share of loss of Thiz Grandmass ERP Systems Limited for the periods presented.

(ii) **Provision for amount due from a jointly controlled entity**

As the joint venture partner of Thiz Grandmass ERP Systems Limited did not want to continue to develop the software, the operation of the joint venture has been suspensed. The Group has made a provision of HK$391,000 in addition to, the share of loss under the equity method as referred to above, as a result of the closure of the joint venture.

**4. Taxation**

No provision for Hong Kong profits tax has been made as the Group did not generate any assessable profits in Hong Kong during the nine months ended 31 December, 2001 and 31 December, 2000.

A subsidiary of the Group, which was incorporated and operated in California of the United States of America, suffered losses during the periods. Accordingly, it was only required to pay the minimum California franchise tax during the periods in accordance with the relevant legislation. Overseas taxation represents the provision for such minimum California franchise tax.

No provision for deferred taxation has been made as the Group did not have any significant unprovided deferred tax in respect of the periods.

**5. Loss per share**

The calculation of basic loss per share for the three months and nine months ended 31 December, 2001 is based on the net loss attributable to shareholders of approximately HK$2,241,000 and HK$6,086,000 (2000: net loss attributable to shareholders of HK$1,336,000 and HK$4,939,000) and the weighted average number of 165,450,000 shares and 154,388,000 shares in issue during the aforementioned two periods ended 31 December, 2001 (2000: 139,450,000 shares and 139,450,000 shares). No diluted loss per share is shown because the exercise of the share options granted by the Company would have an anti-dilutive effect.

**6. Movement of reserves**

Save for the net loss from ordinary activities, there has been no movement of reserves during the three months and nine months ended 31 December, 2001 and the three months and nine months ended 31 December, 2000 respectively.

## INTERIM DIVIDEND

The Board does not recommend the payment of interim dividend for the nine months ended 31 December, 2001 (2000: Nil).

## BUSINESS REVIEW AND PROSPECTS

The Company's shares were listed on GEM in 27 July, 2001 at an issue price of HK$1.19 per share. The net proceeds of the Placing, after deducting related expenses are approximately HK$26 million.

For the nine months ended 31 December, 2001, the Group's turnover of approximately HK$14,309,000 represents an increase of approximately 4 times over the same period in 2000, due mainly to the increased sale of box set and OEM copies of ThizLinux and ThizOffice resulted from the increased demand of open source software.

During the last quarter, the Group has achieved a number of milestones. The Board is pleased to provide the following major achievements:

**(1) Multi-language development of ThizLinux version 5.0**

ThizLinux desktop version is the Group's flagship product which is an operating system for desktop PCs. The Group has successfully improved ThizLinux version 5.0 to support multi-languages including English, Japanese, Korean, traditional and simplified Chinese, German, French, Spanish, Italian, Portuguese, Russian and Brazilian. This achievement allows the Group's products to be distributed to Asian, European and South American countries. This also demonstrates the Group's strong ability in developing Linux products.

**(2) ThizLinux version 5.0 receiving A+ grading from PRC authority**

ThizLinux 5.0 simplified Chinese desktop version has passed the testing of GB18030 by PRC's Standardization of Information Technology Committee and was awarded an A+ grade, the highest grade of the testing. This is a clear indication that the Group's products are highly regarded and well received by the PRC standards and thus paving the way for the Group to tap into the enormous market in the Mainland China.

**(3) Market expansion in the PRC**

In order to tap into the fast growing Linux market in the region of greater China, the Group has set up a Beijing sales office in December 2001. The Beijing office is responsible for all marketing and distribution of the Group's products within the region. Since ThizLinux 5.0 simplified Chinese desktop version has received a good quality grading, the Directors believe that this product will be well received once the marketing campaign kicks off.

**(4) Launch of new products**

During this quarter, the Group has also launched a number of new products which include:

- ThizCampus, a school intranet solution, allowing information sharing, enhancing communication among students and teachers and lowering school administration workloads.

- Click2Office, an office groupware with SMS function, customer database management and customer services tracking to enhance the internal communication between various departments of enterprises.

- Thiz Firewall, a security software.

These new products are now being launched targeting at the education sector. The responses from schools have so far been very positive.

**(5) Commencement of OEM motherboard bundle shipment**

The Group has focused on the market of OEM bundle versions of its products. Following the success in developing multi-language versions of its products, the Group is now ready to deliver the OEM bundle versions of ThizLinux and ThizOffice. The disks are being produced and the first shipment of OEM versions for motherboard bundle is expected to be delivered in early March 2002. This is an important milestone for the Group to tap the OEM market.

Looking ahead, the Group has already developed a number of products ready for sale to the fast expanding market especially in the region of Greater China. The Directors are very confident in the future business growth. With all the new shipments and potential orders associated with the successful launch of the products, the management expects that significant turnover will be recorded in the remaining quarter of this financial year.

## DIRECTORS' INTEREST IN SHARE CAPITAL

As at 31 December, 2001, according to the register required to be kept under Section 29 of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance") or otherwise notified to the Company pursuant to the minimum standards of dealings by the Directors as referred to in

Rules 5.40 to 5.59 of the Rules Governing the Listing of Securities on GEM of the Stock Exchange (the "GEM Listing Rules"), the interest of Directors, chief executive and their associates in shares of the Company were as follows:

| | Number of ordinary shares held | | | |
|---|---|---|---|---|
| | **Personal interest** | **Family interest** | **Corporate interest** | **Other interest** |
| Mr. Wong Hoi Wong ("Mr. Albert Wong") | – | – | – | 83,442,500 *(Note)* |
| Mr. Li Sze Tang | 40,535,000 | – | – | – |
| Ms. Wanzi Huang | 6,972,500 | – | – | – |

*Note:*

These 83,442,500 shares are held by Eaglemax International Investment Limited, a company wholly owned by Intelligent Management Limited as the trustee of Intelligent Management Discretionary Trust, a family discretionary trust the objects of which include Mr. Albert Wong and his family and any charity in the world.

Save as disclosed above, none of the Directors had any personal, family, corporate or other interests in the share capital of the Company as recorded in the register required to be kept by the Company under Section 29 of the SDI Ordinance as at 31 December, 2001.

## DIRECTORS' RIGHT TO SUBSCRIBE FOR EQUITY OR DEBT SECURITIES

The Company adopted the Share Option Scheme (the "Scheme") on 6 July, 2001, pursuant to which it may grant options to full-time employees of the Group including executive directors of the Company to subscribe for shares in the Company.

As at 31 December, 2001, the following options had been granted to the following executive directors:

| Grantee | Date of grant | Exercise price per share *HK$* | Exercise period | No. of ordinary shares eligible for subscription under the option | Types of interest |
|---|---|---|---|---|---|
| Mr. Li Sze Tang | 21 November, 2001 | 3.15 | 30 June, 2002 to 29 June, 2012 | 164,000 | Personal |
| | | | | 164,000 | Family(*) |
| Mr. Albert Wong | 21 November, 2001 | 3.15 | 30 June, 2002 to 29 June, 2012 | 164,000 | Personal |
| Ms.Wanzi Huang | 21 November, 2001 | 3.15 | 30 June, 2002 to 29 June, 2012 | 1,654,000 | Personal |

(*) It represents options granted to his spouse who is an employee of the Company.

Save as disclosed above, at no time during the period was the Company or any of its subsidiaries a party to any arrangements to enable any of the Company's Directors or members of its management to acquire benefits by means of the acquisition of shares in, or debt securities (including debentures) of, the Company or any other body corporate.

Save as disclosed above, none of the Directors or their spouse or children under the age of 18 was granted by the Company or any of its subsidiaries any right to subscribe for equity or debt securities of the Company or any body corporate, or had exercised any such right as at 31 December, 2001.

## OUTSTANDING SHARE OPTION

As at 31 December, 2001, in addition to the options granted to executive directors as disclosed above, the following options had been granted to other participants.

| No. of employees | Date of grant | Exercise price per share *HK$* | Exercise period | No. of ordinary shares eligible for subscription under the option |
|---|---|---|---|---|
| 2 | 21 November, 2001 | 3.15 | 30 June, 2002 to 29 June, 2012 | 1,818,000 |

## SUBSTANTIAL SHAREHOLDERS

As at 31 December, 2001, the following entity, not being a director or chief executive of the Company, had or was deemed to have interest of 10% or more in the issued share capital of the Company, as recorded in the register required to be kept by the Company under Section 16(1) of the SDI Ordinance.

| | Number of ordinary shares held | Percentage of shareholding |
|---|---|---|
| Eaglemax International Investment Limited *(Note)* | 83,442,500 | 50.43 |

*Note:*

These 83,442,500 shares are held by Eaglemax International Investment Limited, a company wholly owned by Intelligent Management Limited as the trustee of Intelligent Management Discretionary Trust, a family discretionary trust the objects of which include Mr. Albert Wong and his family and any charity in the world.

## MANAGEMENT SHAREHOLDERS

Save for the interests disclosed above in respect of the Directors, chief executive and their associates, the Directors are not aware of any person who, as at 31 December, 2001, was entitled to exercise or control the exercise of 5 per cent or more of the voting power at general meetings of the Company and who was able, as a practical matter, to direct or influence the management of the Company.

## INTEREST OF THE SPONSOR

CSC Asia Limited ("CSC") had entered into a sponsorship agreement with the Company whereby, for a fee, CSC will act as the Company's continuing sponsor for the purpose of Chapter 6 of the GEM Listing Rules for the period from 27 July, 2001 to 31 March, 2004.

None of CSC, its directors, employees nor associates had any interests in the securities of the Company or any member of the Group, or any right to subscribe for or to nominate persons to subscribe for the securities of the Company or any member of the Group as at 31 December, 2001.

## COMPETING INTERESTS

None of the Directors or the management shareholders of the Company (as defined in the GEM Listing Rules) of the Company or their respective associates had any interest in a business which competed or might compete with business of the Group.

## PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the nine months ended 31 December, 2001, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of the Company's listed securities.

## AUDIT COMMITTEE

The Company has established an audit committee in August 2001 with its written terms of reference being in compliance with Rules 5.23 to 5.25 of the GEM Listing Rules. The primary duties of the audit committee are to review and supervise the financial reporting process and internal control systems of the Group and to provide advice and comments to the Board.

The audit committee comprises two members, namely, Ms. Li Zhe and Mr. Kwok Ming Wa, both being independent non-executive Directors of the Company.

By Order of the Board
**Sum Yan Ning**
Company Secretary

Hong Kong, 8 February, 2002

## 香港聯合交易所有限公司(「聯交所」)創業板(「創業板」)的特色

創業板為帶有高投資風險之公司提供一個上市之市場。尤其在創業板上市之公司毋須有過往溢利記錄，亦毋須預測未來溢利。此外，在創業板上市之公司可因其新興性質及該等公司經營業務之行業或國家而帶有風險。有意投資之人士應了解投資於該等公司之潛在風險，並經過審慎周詳之考慮後方作出投資決定。創業板之較高風險及其他特色表示創業板較適合專業及其他豐富經驗之投資者。

由於創業板上市公司新興之性質使然，在創業板買賣之證券可能會較於主板買賣之證券承受較大之市場波動風險，同時無法保證在創業板買賣之證券會有高流通量之市場。

創業板發佈資料之主要途徑乃在聯交所設立之互聯網網站刊登。上市公司一般毋須在憲報指定報章刊登付款公佈披露資料。因此，有意投資之人士應注意彼等能閱覽創業板網站，以便取得創業板上市發行人之最新資料。

*香港聯合交易所有限公司對本報告的內容概不負責，對其準確性或完整性亦不發表聲明，並明確表示概不就因本報告全部或任何部分內容而產生或因依賴該等內容而引致之任何損失承擔任何責任。*

*本報告(即時科研集團有限公司各董事(「董事」)願共同及個別對此承擔全部責任)乃遵照香港聯合交易所有限公司《創業板證券上市規則》的規定而提供有關即時科研集團有限公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：1.本報告所載資料在各重大方面均屬準確及完整，且無誤導成分；2.並無遺漏任何事實致使本報告所載任何內容產生誤導；及3.本報告內表達的一切意見乃經審慎周詳考慮後方作出，並以公平合理的基準和假設為依據。*

## 概要

- 本集團截至二零零一年十二月三十一日止九個月錄得營業額約14,309,000港元。
- 股東應佔虧損約6,086,000港元。
- 本公司董事(「董事」)建議不派發截至二零零一年十二月三十一日止九個月中期之股息。

## 業績

時科研集團有限公司(「本公司」)董事會(「董事會」)欣然宣佈，本公司及其附屬司(統稱「本集團」)截至二零零一年十二月三十一日止三個月及九個月之未經審合併業績，連同二零零零年同期未經審核比較數字如下：

| | | 截至十二月三十一日止三個月 | | 截至十二月三十一日止九個月 | |
|---|---|---|---|---|---|
| | | 二零零一年 | 二零零零年 | 二零零一年 | 二零零零年 |
| | 附註 | 千港元 | 千港元 | 千港元 | 千港元 |
| 業額 | 2 | **7,670** | 1,764 | **14,309** | 2,979 |
| 售成本 | | **(4,640)** | (1,423) | **(9,237)** | (1,801) |
| 利 | | **3,030** | 341 | **5,072** | 1,178 |
| 他收入 | | **163** | 117 | **424** | 266 |
| 營開支 | | **(4,852)** | (1,786) | **(10,571)** | (6,373) |
| 營虧損 | | **(1,659)** | (1,328) | **(5,075)** | (4,929) |
| 佔一間共同控制企業虧損 | 3 (i) | **(191)** | (4) | **(618)** | (4) |
| 同控制企業欠款撥備 | 3 (ii) | **(391)** | – | **(391)** | – |
| 稅前虧損 | | **(2,241)** | (1,332) | **(6,084)** | (4,933) |
| 項 | 4 | | | | |
| －香港 | | – | – | – | – |
| －海外 | | – | (4) | **(2)** | (6) |
| 內虧損 | | **(2,241)** | (1,336) | **(6,086)** | (4,939) |
| 息 | | – | – | – | – |
| 股虧損 | | | | | |
| －基本(仙) | 5 | **(1.35)** | (0.96) | **(3.94)** | (3.54) |

*附註：*

1. **集團重組及綜合收益表之編製基準**

本公司於二零零零年十二月六日根據開曼群島公司法(二零零零年修訂本)註冊成立為一間受豁免有限公司。

根據為籌備本公司股份在創業板上市進行之集團重組(「重組」)以整頓本公司及其附屬公司之架構，本公司發行股份以換取Thiz Technology Group (BVI) Holdings Limited及其附屬公司之全部已發行股本，並藉此於二零零一年七月五日成為本集團之控股公司。

本公司股份自二零零一年七月二十七日起在聯交所創業板上市。

本集團因重組被視為一持續企業。故此，綜合收益表已假設本公司一直為本集團之控股公司編製。董事認為，根據以上基準編製之綜合收益表公平地呈示本集團之整體業績。

編製未經審核綜合業績所採納之主要會計政策符合香港會計師公會頒佈之標準會計實務準則。

2. **營業額**

營業額指出售Linux相關產品發票值、分銷收入、提供Linux相關服務及網絡設計服務費用及透過電子商貿平台銷售電腦產品之佣金收入／發票值，經扣除退貨及折扣。

3. **共同控制企業**

**(i) 所佔一間共同控制企業虧損**

有關金額指所佔即時盛創企業系統有限公司於所示期間之虧損。

(ii) 共同控制企業欠款撥備

由於即時盛創企業系統有限公司之合營夥伴無意繼續開發該軟件，合營企業的業務已經停頓。由於關閉該合營業務，本集團除了根據上文所述之權益法計及之所佔之虧損外，亦作出撥備391,000港元。

4. 稅項

基於本集團於截至二零零一年十二月三十一日及二零零零年十二月三十一日止九個月內並無產生任何應課稅溢利，因此概無作出香港利得稅撥備。

本集團一間在美利堅合眾國加州註冊成立及經營之附屬公司於期內錄得虧損。故此，於期內根據有關法例僅需繳納最低額度之加州特許權稅。海外稅項指有關之最低額度加州特許權稅準備。

鑑於本集團於有關期間並無任何重大未提撥遞延稅項，因此概無作出任何遞延稅項撥備。

5. 每股虧損

截至二零零一年十二月三十一日止三個月及九個月之每股股份基本虧損乃按股東應佔虧損淨額約2,241,000港元及6,086,000港元(二零零零年：股東應佔虧損淨額1,336,000港元及4,939,000港元)及於上述截至二零零一年十二月三十一日止兩段期間之已發行股份之加權平均數165,450,000股及154,388,000股(二零零零年：139,450,000股及139,450,000股)計算。由於行使本公司所授出之購股權具反攤薄影響，因此概無呈示每股經攤薄虧損。

6. 儲備變動

除日常業務之虧損淨額外，於截至二零零一年十二月三十一日止三個月及九個月及截至二零零零年十二月三十一日止三個月及九個月內概無儲備之任何變動。

## 中期股息

董事會建議不派付截至二零零一年十二月三十一日止九個月之中期股息(二零零零年：無)。

## 業務回顧及展望

本公司股份於二零零一年七月二十七日在創業板上市，發售價為每股1.19港元。經扣除有關開支後，配售所得款項淨額約為26,000,000港元。

截至二零零一年十二月三十一日止九個月，本集團之營業額約達14,309,000港元，與二零零零年同期相比上升約4倍，主要由於對開源碼軟件需求上升致使盒裝元件以及原設備製造ThizLinux及ThizOffice軟件銷售增加。

於上季度，本集團業務有多項重大發展。董事會欣然宣佈主要業務佳績如下：

**(1) 發展多語文操作的ThizLinux 5.0版**

ThizLinux桌面版為本集團的主力產品，用作桌面個人電腦的操作系統。本集團已成功改良ThizLinux 5.0版，可以支援多國語文操作，其中包括英文、日文、韓文、繁簡體中文、德文、法文、西班牙文、意大利文、葡萄牙文、俄文及巴西文。由於開發成功，本集團旗下產品可以分銷到亞洲、歐洲及南美洲國家，顯示本集團擁有開發Linux產品的優勢。

**(2) ThizLinux 5.0版獲中國當局頒發A+級榮譽**

ThizLinux 5.0中文簡體桌面版已通過中國信息化標準委員會的GB18030測試，並獲頒發A+級，為該測試的最高級別，充分反映本集團產品獲得很高評價，並完全符合中國標準，故此，成為本集團進軍國內龐大市場的強心針。

**(3) 擴充中國市場**

為了把握大中華區Linux市場增長迅速的商機，本集團於二零零一年十二月在北京成立銷售辦事處。北京辦事處的職責是於區內推廣及銷售本集團所有產品。由於ThizLinux 5.0中文簡體桌面版已取得優質評價，董事相信，當市場推廣活動展開時，該產品會深受市場歡迎。

(4) **推出新產品**

於本季內，本集團推出之新產品包括：

- ThizCampus，為學校內聯網方案，可讓師生之間共享資訊、增進彼此間的溝通，減少學校行政工作負擔。

- Click2Office，為附有SMS功能、客戶資料管理及跟進客戶服務功能的辦公室集群工具，可提高企業不同部門之間內部溝通的渠道。

- Thiz Firewall，為保安軟件。

該等新產品的客戶對象主要是教育界，而到目前為止，一直深受學校團體歡迎。

(5) **開始付運OEM機板套裝軟件**

本集團已集中推廣OEM套裝版產品。本集團自開發多語文的產品取得重大成功後，現正準備推出ThizLinux及ThizOffice的OEM套裝版本。有關該等軟件的光碟已經投產，預期二零零二年三月初可以第一輪付運OEM套裝版本，這是本集團進軍OEM主機板套裝市場一個重要里程碑。

展望將來，本集團已成功開發多個產品，準備進軍增長迅速的市場，尤其是大中華區。董事對業務增長前景充滿信心。由於成功推出產品，隨之而來將有產品新一輪付運及潛在訂單，管理層預期在本財政年度的餘下季度，將錄得十分可觀的營業額。

## 董事之股本權益

於二零零一年十二月三十一日，根據證券披露權益條例(「披露權益條例」)第29條規定而保存之登記冊所記錄，或本公司按聯交所創業板證券上市規則(「創業板上

市規則」)第5.40至5.59條所述之董事買賣證券最低標準所通知，董事、主要行政人員及彼等之聯繫人士於本公司股份之權益如下：

| | 所持普通股數目 | | | |
|---|---|---|---|---|
| | 個人權益 | 家族權益 | 公司權益 | 其他權益 |
| 王凱煌先生(「王先生」) | — | — | — | 83,442,500 *(附註)* |
| 利仕騰先生 | 40,535,000 | — | — | — |
| 黃琬瑜女士 | 6,972,500 | — | — | — |

*附註：*

上述83,442,500股股份由Eaglemax International Investment Limited持有。Eaglemax International Investment Limited乃Intelligent Management Limited(為一項家族全權信託Intelligent Management Discretionary Trust之受託人，該項信託受益人包括王先生及其家族以及全球任何慈善團體)全資擁有之公司。

除上文披露者外，於二零零一年十二月三十一日，據本公司根據披露權益條例第29條存置之名冊所記錄，董事概無於本公司之股本中擁有任何個人、家族、公司或其他權益。

**董事認購股本或債務證券之權利**

本公司於二零零一年七月六日採納購股權計劃(「該計劃」)，據此，本公司可向本集團之全職僱員(包括執行董事)授予購股權，以認購本公司之股份。

於二零零一年十二月三十一日，本公司向下列執行董事授出下列購股權：

| 承授人 | 授出日期 | 每股股份之行使價<br>港元 | 行使期間 | 根據購股權可供認購之普通股數目 | 權益類別 |
|---|---|---|---|---|---|
| 利仕騰 | 二零零一年十一月二十一日 | 3.15 | 二零零二年六月三十日至二零一二年六月二十九日 | 164,000<br>164,000 | 個人<br>家族(*) |
| 王先生 | 二零零一年十一月二十一日 | 3.15 | 二零零二年六月三十日至二零一二年六月二十九日 | 164,000 | 個人 |
| 黃琬瑜 | 二零零一年十一月二十一日 | 3.15 | 二零零二年六月三十日至二零一二年六月二十九日 | 1,654,000 | 個人 |

*) 指授予其配偶之購股權，而該人士亦為本公司之僱員。

除上文所披露者外，期內本公司或其任何附屬公司概無參予訂立任何安排，致使本公司之董事或其管理層之成員可藉購入本公司或其他法人團體之股份或債務證券(包括債券)而獲得利益。

除上文所披露者外，於二零零一年十二月三十一日，董事或彼等之配偶或未滿十八歲之子女概無獲本公司或其任何附屬公司授予任何可認購本公司或任何法人團體股本或債務證券之權利，亦無行使該等權利。

## 尚未行使購股權

於二零零一年十二月三十一日，除上文所披露授予執行董事之購股權外，下列購股權已授予其他參予者。

| 僱員數目 | 授出日期 | 每股股份之行使價<br>港元 | 行使期間 | 根據購股權可供認購之普通股數目 |
|---|---|---|---|---|
| | 二零零一年十一月二十一日 | 3.15 | 二零零二年六月三十日至二零一二年六月二十九日 | 1,818,000 |

## 主要股東

截至二零零一年十二月三十一日，據本公司根據披露權益條例第16(1)條存置之名冊所記錄，以下企業（非本公司董事或主要行政人員）概無擁有或被視為擁有本公司已發行股本10%或以上之權益。

| | 所持普通股數目 | 持股百分比 |
|---|---|---|
| Eaglemax International Investment Limited *(附註)* | 83,442,500 | 50.43 |

*附註：*

上述83,442,500股股份由Eaglemax International Investment Limited持有。Eaglemax International Investment Limited乃Intelligent Management Limited（為一項家族全權信託Intelligent Management Discretionary Trust之受託人，該項信託受益人包括王先生及其家族以及全球任何慈善團體）全資擁有之公司。

## 管理層股東

除上文披露有關董事、主要行政人員及彼等之聯繫人士之權益外，據董事所知，於二零零一年十二月三十一日，概無任何人士有權行使或控制行使本公司股東週年大會5%或以上之投票權並可實際指示或影響本公司之管理層。

## 保薦人權益

群益亞洲有限公司（「群益亞洲」）已與本公司訂立保薦人協議。據此，群益亞洲將於二零零一年七月二十七日至二零零四年三月三十一日期間就創業板上市規則第6章擔任本公司之持續保薦人，並就此收取費用。

於二零零一年十二月三十一日，群益亞洲、其董事、僱員或聯繫人士概無擁有本公司或本集團任何成員公司之證券權益，或可認購或委任其他人士認購本公司或本集團任何成員公司證券之任何權利。

## 構成競爭之業務權益

本公司董事或管理層股東(定義見創業板上市規則)或彼等各自之聯繫人士概無擁有與本集團業務構成或可構成競爭之業務權益。

## 購買、出售或贖回本公司上市證券

本公司或其任何附屬公司於截至二零零一年十二月三十一日止九個月內概無購買、出售或贖回本公司之任何上市證券。

## 審核委員會

本公司已於二零零一年八月成立審核委員會，其職權範圍書乃根據遵守創業板上市規則第5.23至5.25條制定。審核委員會之主要職責為審查及監督本集團之財務滙報程序及內部監控系統，並向董事會提供建議。

審核委員會共有兩名成員，即黎哲女士及郭明華先生，兩者均為本公司獨立非執行董事。

承董事會命
*公司秘書*
**沈恩寧**

香港，二零零二年二月八日

# 即時科研集團有限公司*

# Thiz Technology Group Limited

*(於開曼群島註冊成立之有限公司)*

## 二零零一年第三季業績報告

* *僅供識別*

# THIZ TECHNOLOGY GROUP LIMITED

**(the "Company")**

**即時科研集團有限公司***

*(incorporated in the Cayman Islands with limited liability)*

## ANNOUNCEMENT

This announcement is to provide information in relation to a writ against a director of the Company.

Recent press articles have reported on a litigation initiated by an investor (the "Investor") against Mr. Wong Hoi Wong, Albert ("Mr. Albert Wong"), an executive director of the Company, for Mr. Wong's alleged failure to return 35,800,000 shares of HK$0.01 each of the Company borrowed from the Investor. Mr. Albert Wong is also a controlling shareholder of the Company holding 834,425,000 shares of HK$0.01 each of the Company, representing approximately 50.4% of the issued share capital of the Company. The directors of the Company (the "Directors") are aware that a writ in relation to such a matter (the "Writ") has been issued by the Investor against Mr. Albert Wong. The Investor was a former general manager of a subsidiary of the Company during the period from November 2001 to February 2002.

The Directors wish to emphasis that since the subject matter of the Writ is a personal matter of Mr. Albert Wong with the Investor and has no direct relationship with the Company or any of its subsidiaries. Therefore, the Writ does not have any impact on the Company's financial position and business operation.

Investors are advised to exercise caution when dealing in the Company's shares.

On Behalf of the Board
**Li Sze Tang**
*Chairman*

Hong Kong, 23rd April, 2002

* *For identification purpose only*

*This announcement, for which the Directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.*

*This announcement will remain on the GEM website at http://www.hkgem.com on the Latest Company Announcements" page for at least 7 days from the date of its posting.*